6/15

08003283

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q cells

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

FILE NO. 82- 34938

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 6/17/08

MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schöning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to Section 15 of the German Securities Trading Act (WpHG)

Q-Cells AG confirms figures for fiscal 2007 and announces further expansion

- Major contract covering the supply of metallurgical silicon concluded
- Establishment of an in-house wafer production in Malaysia
- Group to start manufacturing ingots
- Further expansion of thin-film technology activities decided
- New business area: planning and development of large-scale PV facilities
- Forecasts for fiscal 2008 and 2009 revised upwards

Bitterfeld-Wolfen, 27 March 2008 – today, on 27 March 2008, Q-Cells AG (QCE; ISIN DE0005558662), the world's largest manufacturer of solar cells, presented its annual report for fiscal 2007 at a balance sheet press conference in Frankfurt/Main. The Company has confirmed its provisional figures.

With a **production volume** of 389.2 MWp, Q-Cells became the world's largest manufacturer of solar cells last year. **Sales** rose by 59 % to EUR 858.9 million (EUR 539.5 million). **Earnings before interest and taxes** (EBIT) grew by 52 % to EUR 197.0 million (EUR 129.4 million). The EBIT margin, at 23 %, was therefore maintained at the high level of the previous year. Net income without the income contribution from the stake in Renewable Energy Corporation ASA (REC) amounted to EUR 127.2 million (EUR 87.7 million). **Total net income** stood at EUR 148.4 million in 2007, which is an increase of 69% on the figure for the previous year.

Another large-scale contract for the supply of silicon

Q-Cells AG and the Canadian company Bécancour Silicon Inc. (BSI) have signed a supply contract for solar grade silicon. BSI is a wholly owned subsidiary of Timminco Ltd, one the world's leading

Q.CELLS

specialists in speciality and light metals. Under the terms of the agreement, BSI will supply Q-Cells with contractually fixed supplies of 410 tons in 2008 and 3,000 tons in 2009 at fixed prices. Deliveries will begin immediately. The parties will negotiate a further contract covering deliveries of up to 6,000 tons per year between 2010 and 2013 until the end of July 2008. Prices for these additional volumes will be negotiated contingent upon market conditions. This contract will make Q-Cells BSI's largest customer for solar grade silicon.

BSI has developed a proprietary process which enables it to produce solar grade silicon by purifying metallurgical silicon. In extensive tests, Q-Cells has achieved very good results in manufacturing cells

Establishment of a wafer production plant in Malaysia

On the basis of its contractually agreed supplies of silicon, particularly in view of the new supply contract with BSI, Q-Cells has decided to incorporate its own wafer production capability in the production complex for solar cells at the new production plant in Malaysia, which will be constructed in 2008. Production capacity will match that of cell production and will amount to more than 300 MWp in the first phase of expansion.

Group to start manufacturing ingots

In addition to expanding wafer production, Q-Cells is starting production of the blocks of silicon from which wafers are sawn, which are known as ingots. The Company is developing a centre of expertise in this field at its Bitterfeld-Wolfen site with the aim of accumulating more experience in the manufacturing process in a test plant. Q-Cells will then establish an ingot production plant in Malaysia, which will be incorporated in the production complex there. Capacity will match that of cell production and is to reach more than 300 MWp over several phases of expansion. The decision on the start of ingot production was taken against the background of the substantial supply contracts for metallurgical silicon, among others with BSI/Timminco.

Further expansion of thin-film business

Sontor GmbH, a wholly owned subsidiary of Q-Cells AG, will extend its production capacity for micromorph thin-film solar modules by 60 MWp in a first stage of expansion. Currently, Sontor is constructing its first factory with a capacity of 25 MWp in Bitterfeld-Wolfen. The ramp-up phase is to start at the new factory, which will increase total capacity to 85 MWp, at the end of the second quarter 2009.

New business area: planning and development of large-scale photovoltaic facilities

In 2007, Q-Cells AG established Q-Cells International GmbH, which is based in Bitterfeld-Wolfen, in order to be able to understand and open up existing and future sales markets better. This wholly owned subsidiary will operate as a developer of large-scale ground-mounted and roof top facilities. In this role, Q-Cells International will mainly make use of the thin-film modules produced by Q-Cells' subsidiaries. An initial project in Saxony-Anhalt is already being implemented. In the current year, Q-Cells expects the activities of Q-Cells International to make a contribution to sales of EUR 25 million after consolidation and this figure is expected to increase to EUR 50 million after consolidation in 2009.

Forecasts for 2008 and 2009 revised upwards

On the basis of the additional silicon supplies agreed with BSI for the current year, Q-Cells is now expecting production volume of 570 MWp in its core business, the manufacture of crystalline solar cells, in **2008** (previously 540 MWp). In total – including thin-film production – Q-Cells AG will presumably achieve total production of between 595 and 620 MWp. For 2008 as a whole, the Company is expecting total sales of approx. EUR 1.275 billion (previously approx. EUR 1.2 billion) and an EBIT margin of around 20 %. The Company is striving to achieve a return on sales of 14 % before taking account of the REC contribution to income. Of the figure for total output, approx. 60 % will be produced in the second half. The reasons for this lie in the availability of additional capacity in both the core business and the thin-film business from the middle of the year and in scheduled measures to optimise production lines I to IV in the first half.

Q-Cells is now expecting sales of more than EUR 2 billion (previously EUR 1.7 billion) for **2009**.

Production of crystalline solar cells is expected to amount to more than 1.5 GWp in **2010**. Previously Q-Cells had assumed that production would exceed 1 GWp. Q-Cells is also continuing to strive towards production of between 400 and 600 MWp in thin-film modules.

Q.CELLS

Additional information

The Annual Report and an up-to-date presentation of the Company are available for downloading in the Investor Relations section of Q-Cells AG website (www.q-cells.com).

Additional information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse
(Official Market / Prime Standard; Frankfurt Stock Exchange)
Company's seat: Federal Republic of Germany

Q-Cells AG
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

Q.CELLS

PRESS RELEASE

Bitterfeld-Wolfen, Germany, 19 March 2008

Q-Cells and Singulus jointly develop novel system for coating of solar cells

Bitterfeld/Wolfen, Germany, 19 March 2008 – Q-Cells AG of Bitterfeld-Wolfen and Singulus Technologies AG of Kahl/Main have agreed to jointly develop a novel system for coating of solar cells with anti-reflection structures. The goal of the exclusive cooperation is to use the specific expertise of the world's largest solar cell manufacturer, Q-Cells, and the specialists for coating technology, Singulus, to develop a technology that is superior to previous systems with respect to coating quality and cost effectiveness.

This will be achieved through the use of the well-known vacuum coating process used in DVD production. The energy output of the finished cells will be increased by means of an especially high coating quality of the anti-reflection coating. From the new development Q-Cells mainly expects lower processing costs compared to the current state of the technology.

As an exclusive development partner of Singulus, Q-Cells AG will decisively help to shape the design of the system. This assures that the new system will be optimally adapted to the needs of solar cell production and that the goal of cost reduction in the production process will take centre stage in the development. Q-Cells will be the first company to employ the new system as a "launching customer" in existing and new production lines. This advantage will be used by Q-Cells to develop processes which will advance the initial state of the technology.

"This project represents an important milestone in our close cooperation with system manufacturers," according to Dr Florian Holzapfel, Director of Technology/CTO at Q-Cells AG. "In order to come closer to the goals of the PV industry in making solar power competitive, a significant reduction in production costs is indispensable. This will only succeed if solar cell developers with their process experience work closely together with equipment manufacturers in order to transfer advanced production processes from research and development to production". Stefan A. Baustert, CEO of Singulus Technologies AG adds, "With the continuous increase in cycle frequency and production output, Singulus systems have enabled the cost-effective mass production of CDs and DVDs. Now, we want to apply our experience in automation and coating to solar cell production."

About Q-Cells AG

Founded in 1999, Q-Cells AG is today the largest manufacturer of solar cells worldwide with some 1,800 employees. In 2007 the company produced mono- and polycrystalline solar cells with a total performance of 389.2 megawatt peak and delivered them worldwide to manufacturers of solar modules. More than 200 scientists and engineers at Q-Cells are working on advancing the technology so as to achieve the objective of the company – reducing photovoltaic costs quickly and on a sustained basis and making them competitive. In addition to the activities in its core business, from 2008 onwards several Q-Cells AG subsidiaries will be producing photovoltaic modules on the basis of various thin-film technologies. Q-Cells AG has branches in Hong Kong, China und Japan, is listed on the Frankfurt Stock Exchange (QCE; ISIN DE0005558662) and included in the TecDAX, the German technology index.

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Bitterfeld-Wolfen

PHONE (+49) 03494 6699.10111 **FAX** (+49) 03494 6699.10000 **E-MAIL** s.dietrich@q-cells.com

MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE

Bitterfeld-Wolfen, Germany March 12, 2008

Q-Cells and aleo solar extend cooperation

- **New supply agreement for solar cells with a total performance of at least 1.27 gigawatt peak**

Bitterfeld/Wolfen, Germany, March 12, 2008 – Bitterfeld-Wolfen-based Q-Cells and aleo solar AG (Oldenburg/Prenzlau) signed a further agreement on the supply of solar cells. The agreement relates to Q-Cells supplying solar cells to aleo solar with a total performance of at least 1.27 gigawatt peak over a period from the end of 2008 to 2019. The agreement also provides a mutual option on the supply of up to 1 gigawatt peak in addition. Market prices were agreed for the cells.

aleo solar AG has been one of Q-Cells AG's largest customers for many years. By expanding supplies, Q-Cells is also supporting the internationalization plans of the module manufacturer. aleo already operates a module factory in Spain and is planning to establish a production facility in China in the context of a joint venture. "With this agreement, we are underlining our strategy of long-term strategic partnerships with our customers," commented Anton Milner, CEO at Q-Cells AG, on the occasion of the agreement signing ceremony." Such an agreement not only means that we supply cells, but that we and our agreement partner work closely together in the further development of products to secure a common high standard of quality."

MAIL q-cells@q-cells.com **WEB** www.q-cells.com; Vorstand: Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal,HRB 16621; Deutsche Kreditbank AG, Euro, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001, Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

About Q-Cells AG

Founded in 1999, Q-Cells AG is today the largest manufacturer of solar cells worldwide. In 2007, with some 1,800 employees, the company produced monocrystalline and multi-crystalline solar cells with a total performance of 389.2 megawatt peak and delivered them worldwide to manufacturers of solar modules. More than 200 scientists and engineers at Q-Cells are working on advancing the technology so as to achieve the objective of the company – reducing photovoltaic costs quickly and on a sustained basis and making them competitive. In addition to the activities in its core business, from 2008 onwards several Q-Cells AG subsidiaries will be producing photovoltaic modules on the basis of various thin-film technologies. Q-Cells AG has branches in Hong Kong, China und Japan, is listed on the Frankfurt Stock Exchange (QCE; WKN 555866) and included in the TecDAX, the German technology index.

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Bitterfeld-Wolfen

FON (+49) 03494 6699.10111 **FAX** (+49) 03494 6699.10000 **E-MAIL** s.dietrich@q-cells.com

MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG publishes preliminary figures for fiscal 2007

- Sales: EUR 858.9 million (+ 59%), EBIT : EUR 197.0 million (+ 52%)
- World's largest solar cells manufacturer with 389,2 MWp production volume
- Further expansion of capacities in Germany and abroad approved
- Outlook for 2008 confirmed

Bitterfeld-Wolfen, 19 February 2008 – Q-Cells AG (QCE; ISIN DE0005558662) has published the preliminary figures for fiscal 2007. In the past year, the leading company in the photovoltaic sector continued on its growth course, increasing **production** in 2007 to 389.2 megawatt peak (MWp) (same period in the previous year: 253.1 MWp). This corresponds to year on year growth of 54%.

According to a press release published last Friday by the specialist magazine "Photon", this production output made Q-Cells the **world's largest manufacturer of solar cells** in 2007. The magazine reached this finding on the basis of the forecast production output of 370 MWp. With this figure Q-Cells would already have produced a greater total output than its largest competitors Sharp and Suntech.

In 2007, **sales** rose by 59% to EUR 858.9 million (EUR 539.5 million). **Earnings before interest and taxes (EBIT)** grew by 52% to EUR 197.0 million (EUR 129.4 million). The EBIT margin (in relation to sales and changes in inventories) could therefore, at 23%, be maintained at the high level of the previous year.

Net income without the income contribution from the stake in REC Renewable Energy Corporation ASA was approx. EUR 127.0 million (EUR 87.7 million). Including the REC contribution, net income totaled approx. EUR 148.2 million, which equates to growth of 69% compared with the previous year. It is, however, lower than the originally expected figure, because the income contribution from the stake in REC turned out to be lower than expected, and another depreciation of the put options for the REC shares had to be carried out in the fourth quarter of 2007.

Q.CELLS

For fiscal 2008 as a whole, Q-Cells AG continues to expect total sales of approximately EUR 1.2 billion. Before taking account of the REC income contribution, the company is targeting a net operating margin of 14%. Total production of monocrystalline and polycrystalline cells and thin-film modules should rise to between 565 and 590 MWp in total in 2008. Of this total output, approximately 60% will be produced in the second half of the year. The reason for this lies in the availability of additional capacity both in the core business and in the thin-film segment from the middle of the year and in the optimization measures undertaken according to plan in production lines I to IV in the first half.

Further expansion in Germany and abroad approved

To allow rapid growth to continue, Q-Cells AG has decided on further expansion in its production capacity.

In its core business, the production of monocrystalline and polycrystalline solar cells based on silicon wafers, Q-Cells AG has completed the ramp-up of the first two phases of expansion of production line V and is now starting work on the construction of production line VI in Bitterfeld-Wolfen. The first phase of expansion with a production capacity of 130 MWp is to start production in the fourth quarter of 2008.

Since the photovoltaic business is increasingly expanding worldwide, as part of its own globalization strategy, Q-Cells AG has decided to construct the company's seventh production line in Malaysia. The company primarily anticipates advantages in opening up new growth markets and better protection against fluctuations in exchange rates from the construction of a factory for polycrystalline solar cells, which should reach a production capacity of more than 300 MWp over several phases of expansion. Construction will start in the second quarter of 2008 and the ramp-up phase for the first sep (160 MWp) is expected to start in the first quarter of 2009.

Calyxo GmbH, which produces thin-film modules using a patented cadmium telluride technology, will be extended beyond the capacity of 25 MWp currently under construction in 2008. Calyxo will construct an additional line with 60 MWp, which will start production in the second quarter of 2009. The factory is based on a design that allows it to construct production lines with this capacity very rapidly in future.

Q.CELLS

A presentation on the preliminary figures for 2007 is available for downloading on the Q-Cells AG's website (www.q-cells.com) in the Investor Relations section.

Additional information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse *(Official Market / Prime Standard; Frankfurt Stock Exchange)*
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
OT Thalheim
06766 Bitterfeld-Wolfen
Germany
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Gerhard Rauter, Dr. Hartmut Schüning, Dr. Florian Holzapfel
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal, HRB 16621;
Deutsche Kreditbank AG, Euro Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM 1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc report pursuant to Section 15 of the WpHG (German Securities Trading Act)

Q-Cells AG concludes a supply agreement with LDK for silicon wafers with a total output of more than 6 GWp

Bitterfeld-Wolfen, 10 December 2007 - Q-Cells AG (QCE; WKN 555866) has concluded a supply agreement for silicon wafers with the Chinese solar company LDK Solar Co., Ltd. The agreement is a ten year "take or pay" contract covering the period from 2009 to 2018. The total volume will enable Q-Cells to manufacture cells with an overall output of more than 6 gigawatt peak (GWp) additional to current expansion plans. The agreement is based upon the conversion of silicon (43,000 tonnes) into wafers. Deliveries will start with 1,000 tonnes in 2009 and will rise to 5,000 tonnes p.a. by 2013. LDK shall supply the silicon from their current polysilicon plant being constructed or from volumes which will be covered by LDK's other supply sources. The pricing of the wafers has some fixed and market related elements for 2009 and 2010, and thereafter the fixed pricing element can be adjusted to market conditions. Furthermore, Q-Cells has the option to purchase 30% of LDK's additional silicon production if LDK expands its production capacity. In addition, a processing option for the conversion of silicon supplied by Q-Cells has been incorporated into the agreement. Q-Cells shall make prepayments in the order of 10% of the silicon value to assist LDK with financing the expansion required to supply these volumes. This agreement which is based on US$ will allow Q-Cells to grow more rapidly from 2009 than previously planned.

Additional information:

ISIN: DE0005558662
Official market / Prime Standard; Frankfurt stock exchange
Registered office: Federal Republic of Germany

Q-Cells AG
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Bitterfeld-Wolfen
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Constanze Schmidt	Member of the supervisory board	11/27/2007	shares, DE0005558662	Trade sale, XETRA	86.58 € per share, 495 shares	42,857.10 €

Q-Cells AG
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen

Q.cells

FINANCIAL CALENDAR

Below you will find all important dates for the next few months.

Date	Event
19.02.2008	Publication of preliminary key figures for 2007
27.03.2008	Publication Annual Report 2007
14.05.2008	Publication Report as of 31 March 2008
26.06.2008	Annual General Meeting in Leipzig
13.08.2008	Publication Report as of 30 June 2008
13.11.2008	Publication Report as of 30 September 2008

Annual Document according to § 10 German Securities Prospectus Act (WpPG)

Overview of information published in the previous twelve months pursuant to § 10 German Securities Prospectus Act (WpPG)

Type of information	Date of publication	Availability/ Publicationin
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG confirms figures for fiscal 2007 and announces further expansion"	March 27, 2008	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes preliminary figures for fiscal 2007"	February 19, 2008	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG concludes a supply agreement with LDK for silicon wafers with a total output of more than 6 GWp"	December 10, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes report as of 30 September 2007: Sales +50% and EBIT +44%"	November 14, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Partners in EverQ approve significant capacity expansion - company prepares for IPO"	October 25, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes report as of 30 June 2007: Sales +44% and EBIT +45%"	August 14, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act)	May 15, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/

"Q-Cells AG publishes First Quarter 2007 Report: Sales +43% and EBIT +37%"		Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells announces pricing of the Convertible Bonds"	February 07, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells will issue guaranteed convertible bonds due 2012 to institutional investors; the bookbuilding for the offering will commence today (7 February 2007)"	Februar 07, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG secures long-term supplies of metallurgical silicon through agreement with Elkem Solar and acquires equity stake in REC Renewable Energy Corporation ASA"	February 05, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2007
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Constanze Schmidt"	November 29, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	July 16, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Thomas Schmidt"	July 02, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	April 17, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings

Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Milner Solarbeteiligungen"	April 13, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Thomas Schmidt"	April 10, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Thomas Schmidt"	April 02, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Frauke Vogler"	February 16, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Milner Solarbeteiligungen, TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	February 13, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 26 para. 1 WpHG: UBS AG	April 07, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: UBS AG	March 31, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: UBS AG	March 17, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: UBS AG	March 13, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: FMR LLC	February 11, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Baillie Gifford & Co	February 11, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG n.F.: Fidelity Management & Research Company, FMR LLC	February 07, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de

Publication pursuant to § 26 para. 1 WpHG: Good Energies Investments B.V. in liquidatie (formerly operating under the name of Voorspring Holding B.V.)	January 30, 2008	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: BlackRock, Inc., BlackRock Holdco 1. LLC	December 11, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Rivendell Holding AG, Immo Ströher	November 22, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: COFRA Jersey Limited, Good Energies General Partner 1 Limited, Good Energies I LP	November 20, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Allianz Finanzbeteiligungs GmbH, Dresdner Bank AG, Allianz SE	November 13, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: FMR LLC	November 06, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Credit Suisse Group, Credit Suisse, Credit Suisse (International) Holding AG, Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK), Credit Suisse Securities (Europe) Limited	October 24, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Credit Suisse Group, Credit Suisse, Credit Suisse International	October 18, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
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Publication pursuant to § 26 para. 1 WpHG: UBS AG	July 23, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: UBS AG	July, 06 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
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Publication pursuant to § 26 para. 1 WpHG: UBS AG	May 29, 2007 May 22, 2007 March 14, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 26 para. 1 WpHG: Milner Solarbeteiligungen GmbH, Anton Milner	February 15, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
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Publication of voluntary voting rights announcements pursuant to §§ 41 para. 4a, 26 para. 1 WpHG: Good Energies Investments B.V., Entrepreneurs Fund B.V., Entrepreneurs Fund Holding AG, COFRA Holding AG	April 18, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 30b para. 1 sentence 1 no. 1 WpHG: **Convening of the general meeting**	May 05, 2007 May 04, 2007	Frankfurter Allgemeine Zeitung Nr. 104 S. 27 Elektronischer Bundesanzeiger www.q-cells.com Category Investor Relations/ Annual General Meeting
Publication pursuant to § 30b para. 1 sentence 1 no. 2 WpHG	August 08, 2007	Elektronischer Bundesanzeiger Frankfurter Allgemeine Zeitung Nr. 182 S. 15

Publication according to § 30 b para. 1 sentence 1 no. 2 WpHG	February 08, 2007 February 07, 2007	Elektronischer Bundesanzeiger Frankfurter Allgemeine Zeitung Nr. 32 S. 18
Publication of issuance of shares in 2006	Januar 30, 2007 January 27, 2007	Elektronischer Bundesanzeiger Frankfurter Allgemeine Zeitung Nr. 23 S. 24
Publication pursuant to § 30e para. 1 no. 2 WpHG	February 28, 2007	Bloomberg, Reuters, VWD, Dow Jones, onvista, bis, ariva.de
Annual Report 2007	March 27, 2008	www.q-cells.com Category: Investor Relations/ Reports
Publication pursuant to §§ 37v para. 1 sentence 2, 37w para. 1 sentence 2, 37x para. 1 sentence 2 WpHG	March 19, 2008	Bloomberg, Reiters, VWD, Dow Jones, onvista, bis, ariva.de
Report as of 30 September 2007	November 14, 2007	www.q-cells.com Category: Investor Relations/ Reports
Publication pursuant to § 37x para. 1 sentence 2 WpHG	November 6, 2007	Bloomberg, Reiters, VWD, Dow Jones, onvista, bis, ariva.de
Report as of 30 June 2007	August 14, 2007	www.q-cells.com Category: Investor Relations/ Reports
Publication pursuant to § 37w para. 1 sentence 2 WpHG	August 7, 2007	Bloomberg, Reiters, VWD, Dow Jones, onvista, bis, ariva.de
First Quarter 2007 Report	May 15, 2007	www.q-cells.com Category: Investor Relations/ Reports
Publication pursuant to § 37x para. 1 sentence 2 WpHG	May 14, 2007	Bloomberg, Reiters, VWD, Dow Jones, onvista, bis, ariva.de
Annual Report 2006	March 27, 2007	www.q-cells.com Category: Investor Relations/ Reports
Financial Statements (Q-Cells AG) for the financial year 2006, management report (only in German)		www.q-cells.com Category: Investor Relations/ Reports

Publication pursuant to § 37v para. 1 sentence 2 WpHG	March 26, 2007	Bloomberg, Reiters, VWD, Dow Jones, onvista, bis, ariva.de
Financial Calendar		www.q-cells.com Category: Investor Relations/ Financial Calendar

Should any of the information not be available at the stated place, we will send it to you free of charge on request. Please contact investor@q-cells.com in that case.

Information included or referred to in this document may not be up to date anymore.


LD.

GLOBAL AWARENESS. GLOBAL PRESENCE. ANNUAL REPORT 2007

Q.CELLS

2007 AT A GLANC

KEY FIGURES
OUR MARKETS
MILESTONES
GROUP ORGANISATION
PRODUCT PORTFOLIO



Q CELLS

Today we are the world's largest manufacturer of solar cells. To maintain this position, we are investing in a wide range of promising photovoltaics developments, thus playing our part in designing the future.

KEY FIGURES 2007

SALES IN € MILLION

Year	Value
2002	17.3
2003	48.8
2004	128.7
2005	299.4
2006	539.5
2007	858.9

NET INCOME AFTER MINORITIES IN € MILLION

Year	Value
2002	0.2
2003	3.0
2004	12.0
2005	39.9
2006	97.1
2007	127.2 / 21.2

Net income without REC effects ■ REC effects

EBIT IN € MILLION

Year	Value
2002	0.9
2003	5.3
2004	19.6
2005	63.2
2006	129.4
2007	197.0

EMPLOYEES NUMBER

Year	Value
2002	82
2003	207
2004	484
2005	767
2006	964
2007	1,707

PRODUCTION CAPACITY (CORE BUSINESS) IN MWp

Year	Value
2002	17.0
2003	50.0
2004	136.0
2005	234.0
2006	336.0
2007	516.0

PRODUCTION IN MWp

Year	Value
2002	9.3
2003	27.7
2004	75.9
2005	165.7
2006	253.1
2007	389.2

FINANCIAL HIGHLIGHTS (IFRS)		2007	2006	2005	2004	2003[1]	2002[1]
Income							
Sales revenues	€ million	858.9	539.5	299.4	128.7	48.8	17.3
Export ratio	%	60.7	53.3	36.8	25.8	30.4	43.3
Change in stocks of finished and unfinished products	€ million	-0.3	18.7	11.9	-1.2	4.8	2.1
EBITDA	€ million	222.0	147.2	74.4	24.8	8.5	2.4
Operating income (EBIT)	€ million	197.0	129.4	63.2	19.6	5.3	0.9
Earnings before taxes (EBT)	€ million	209.8	138.0	59.9	17.9	4.3	0.1
Net income	€ million	148.4	97.1	39.9	12.0	3.0	0.2
Assets							
Net financial receiveables (+)/ net financial debt (-)	€ million	171.1	130.0	194.1	-30.0	-17.6	-13.2
Total assets	€ million	2,588.3	634.5	456.1	113.1	52.6	26.6
Shareholders' equity	€ million	1,833.8	440.0	321.3	34.7	10.3	0.8
Equity ratio	%	70.8	69.3	70.4	30.7	19.6	3.0
Financial condition							
Operating cash flow	€ million	205.7	23.7	22.6	6.4	0.6	-2.2
Capital expenditure	€ million	252.3	67.3	46.6	35.1	15.0	7.0
Free cash flow	€ million	-37.8	-28.7	-8.0	-21.8	-8.5	-6.9
Cash and cash equivalents[2]	€ million	414.1	147.3	200.6	2.5	1.4	0.1
Production							
Nominal capacity[2]	MWp	645.0	420.0	292.0	170.0	63.0	22.0
Production capacity[2]	MWp	516.0	336.0	234.0	136.0	50.0	17.0
Actual production	MWp	389.2	253.1	165.7	75.9	27.7	9.3
Number of cells produced	Millions of units	106.3	70.9	46.3	22.2	8.9	3.7
Employees[2]	Number	1,707	964	767	484	207	82

1) Individual financial statement
2) At the end of the respective reporting period

KEY FIGURES 2007

Purchasing: Compared with the previous year's balance sheet date our risk-weighted purchasing volumes increased significantly by 125 MWp for 2008, by 520 MWp for 2009 and by 914 MWp for 2010. This strong upturn largely reflects our purchasing agreements concluded with Elkem Solar and LDK Solar.

Sales: As a result of concluding a series of supply contracts during 2007, we increased the contractually secured sales volumes for 2008 by 91 MWp, for 2009 by 184 MWp and for 2010 by 235 MWp.

Revenues: In addition to revenues from the sale of crystalline solar cells, we sold 150 t of silicon to EverQ in order to enable the early commissioning of the second production line. In 2008, there will be no further silicon deliveries.

Income growth: In line with sales, EBIT rose by more than 52 % to € 197.0 million. A key impact on the annual result was the investment in REC. This included not only the proportionate annual result of REC, but also the change in fair value of the put options, the impairment taken on the REC stake and the extraordinary result from the disposal of REC shares.

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 12/31/2007

		2008	2009	2010	2011–2018
Purchase					
Contracted/secured	MWp	545	888	1,216	15,000
Additional potential availabilities [1]	MWp	164	596	1,025	[2]
Weighted sum		**594**	**1,067**	**1,524**	**15,000**

		2008	2009	2010	2011–2019
Sales					
Contracted/secured [3]	MWp	440	530	547	2,330
In negotiation	MWp	~140	~447	~960	~12,000

1) Potential additional volumes may result from current negotiations, annual on-going deliveries, thickness reduction and volumes from potential new suppliers. Based on experience only a part (assumption ~30%) leads to additional delivery quantities.

2) Forecasts will be undertaken later on in the relevant time frames.

3) +/–10% variation because of stipulations.

OVERVIEW BUSNIESS SEGMENTS (01/01/–12/31/2007)

		Core business	New technologies		REC	REC PPA	REC Put Options	REC Sale of shares	Silicon trade	Group
			Full consolidation [1]	Equity consolidation [2]						
Revenues	€ million	835.8	0.4						22.7	858.9
Gross profit	€ million	307.5	–0.9						17.5	324.1
Operating income (EBIT)	€ million	187.8	–8.3						17.5	197.0
	%	22.5								22.9
Net income	€ million	123.5	–5.0	–3.1	24.7	–11.0	–36.4	44.0	11.7	148.4
	%	14.8								17.3

1) Calyxo GmbH, Sontor GmbH, VHF-Technologies SA

2) Solibro GmbH, EverQ GmbH, CSG Solar AG, The Solaria Corporation

OUR MARKETS



GERMANY

39.3 % OF SALES

Sales	Change compared with 2006
€ 337.9 million	+34.2 %

In the past year, we again increased sales in our most important sales market.

THE REST OF EUROPE

39.2 % OF SALES

Sales	Change compared with 2006
€ 336.4 million	+216.2 %

In 2007, Spain became our second most important sales market. In addition, Italy, France and Cyprus are the most important drivers behind the sharp growth in revenues.

ASIA

8.9 % OF SALES

Sales	Change compared with 2006
€ 76.2 million	–23.6 %

We increased sales to the up-and-coming PV markets of South Korea and India markedly. The year on year decline is caused by a reduction in deliveries to Japan and Taiwan.

AFRICA

6.3 % OF SALES

Sales	Change compared with 2006
€ 54.2 million	+7.8 %

We also increased sales to Africa in the past fiscal year. South Africa was our most important sales market.

AMERICA

6.2 % OF SALES

Sales	Change compared with 2006
€ 53.0 million	+213.6 %

Deliveries to the American continent, particularly the USA, Canada and Mexico, have grown significantly.

MILESTONES 2007

FEBRUARY
- Contract concluded with Elkem Solar on the supply of up to 66,800 tonnes of directly purified metallurgical silicon up to 2018
- Stake taken in the Norwegian REC (17.9%, currently 17.18%) in the context of a capital increase though contributions in kind
- Issue of a convertible bond of € 492.5 million

JUNE
- Entry into wafer production resolved (240 MWp in 2009)
- Production start of the second EverQ factory
- Q-Cells branch in Japan opened
- Stake increased in VHF Technologies ("flexcell") to 51% (currently 55.64%)

JULY
- Stake increased in the American Solaria Corp. (31.4%) and conclusion of a cell supply contract for up to 1.35 GWp

AUGUST
- First test modules from the Calyxo and Sontor thin-film factories


Jan.
Feb.
Mar.
Apr.
May
Jun.

OCTOBER

- Inauguration of the Q-Cells fifth production line
- New Chief Operating Officer, Gerhard Rauter
- Technology partner Solar Fields acquired by Calyxo
- Topping out ceremony for Solibro's first production line
- Decision on the construction of the third EverQ production line and the planned IPO

DECEMBER

- Conclusion of a supply contract over several years with the Chinese LDK Solar on the delivery of solar wafers based on a volume of 43,000 tons of silicon to 2018



Q CELLS
Jul.
Oct.
Nov.

GROUP ORGANISATION (AS OF MARCH 2008)

Q.CELLS

WAFER-BASED TECHNOLOGY

REC

17.18%

- Strategic partner
- Main supplier
- Technology leader

CORE BUSINESS

THIN-FILM BUSINESS

sontor

100%

- Micromorph silicon technology

EverQ

33.33 %
- String Ribbon technology
- Joint Venture with Evergreen Solar and REC

SOLARIA

31.4 %
- Low-concentration PV technology

- NO. 1 SOLAR CELL PRODUCER IN 2007
- POLY- AND MONOCRYSTALLINE SOLAR CELLS
- NEXT GENERATION HIGH-EFFICIENCY CELL CONCEPTS IN DEVELOPMENT

FIXED SUBSTRATES (GLASS)

calyxo

93 %
- Cadmium telluride technology

SOLIBRO

67.5 %
- CIGS technology

csgsolar

21.71 %
- Crystalline silicon on glass

FLEXIBLE SUBSTRATES

flexcell

55.64 %
- Amorphous silicon on plastic foil („flexcell")

High-performance mono- and poly-crystalline photovoltaic cells with effiencies up to 17 %

Q-Cells specialises in making solar cells and is a technology leader in the field. In terms of product characteristics, such as optical quality and performance, we offer the finest grading by efficiency levels in the world. Q-Cells sorts cells into 48 categories.

Q6LM



Q6LM: The monocrystalline solar cells with the extended 6-inch format are about 10 % more powerful than multicrystalline solar cells. The results from series production have shown a mean efficiency of more than 16 %.

Q6LTT



Q6LTT: The acid texturized Q6LTT solar cells look different from the successful Q6L product group. While the initial material used is still multicrystalline, the structure is now largely invisible. The new surface makes it stronger mechanically and helps trap more light.

Q6LGT



Q6LGT: In 2008, we shall launch the Q6LGT on the market, which is distinguished by a light-galvanic coating process. This leads to a higher cell efficiency rating and greater electrical output respectively.

Q6LTT3



Q6LTT3: Adding a third busbar on the surface of the cell improves series resistance at cell and module level. The Q6LTT3's surface is acid texturized. The material's crystalline structure is virtually invisible once processed.

NTAC

Q-CELLS AG

OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany
TEL +49 (0) 3494 66
FAX +49 (0) 3494 66
MAIL q-cells@q-cells.c
WEB www.q-cells.com



CELLS

CONTENTS

TUESDAY MORNING, 3 APRIL 2058, THE GERMAN MUSEUM IN MUNICH, THE GROUND FLOOR. A CLASS OF SCHOOL CHILDREN IS PASSING THROUGH COLLECTING MATERIAL FOR AN ESSAY: AS IT WAS THEN – ENERGY GENERATION IN THE DARK AGE:

"Silicon Cell from around 2000", one child reads the label in the glass case,

"I like it... it's a pretty blue."

"What did they do with it then?"

"It was used to generate electricity then", explains the physics master.

"With those thick things?" disbelief and astonishment spreads among the children,

"it would be so stiff and heavy on your jacket."

"It wasn't for your jacket", says the master trying to remain patient.

"They were screwed to the roof and the electricity generated was then fed into an nth kilometre long network of above ground electricity cables."

FIRST SIGNS OF DISQUIET.

"To manufacture them, people manufactured thick silicon blocks and then cut them into slices with wire saws." The master presses his lips together.

"That was the dernier cri at the time."

WILD GIGGLES.

"Now, children, let's move on. We still have to look at the steam engine."

PHOTOVOLTAICS IS EVOLVING RAPIDLY.

Entire generations of scientists, engineers and technicians have had to get used to the fact that the results of their endeavours, of which they were so proud, were smiled at as funny stories or even only considered with misgiving – if they lived to experience it. However, the chances of scientists and engineers being able to admire their own developments in museums are improving all the time. It is not a matter of their inventions being less efficient but a consequence of technological progress and that is proceeding ever more rapidly. Today, 50-year olds have genuine museum pieces if they have only kept the Commodore 64 from their days as students. It will not be any different as far as photovoltaics is concerned. As 50-year olds, people, who are born today, will smile pityingly at a CIS thin-film cell from 2008, which was raised with enormous expense to 12% efficiency. Today's trade fair sensation is tomorrow's museum piece.

SCIENCE FICTION NEEDS A SOUND BASE.

But what will tomorrow bring? What will photovoltaics be like in 2058? Let's ask the grand old man of science fiction, Jules Verne. "Perhaps you will be surprised to learn that I wrote about photovoltaics before it became a reality. When I wrote about it in my books as something that actually existed, it was already half-way to being invented. I only developed a fiction from something that had subsequently to become fact", he said in an interview in 1902. Now, to be honest, that's not entirely the case – instead of photovoltaics, he was talking about cars and submarines, because photovoltaics had not been invented at the time. This is precisely why it was never the subject of his books. It is the heart of his message that is important: science fiction is based on things of which there are already signs at least. It takes developments further – which makes anything new seem possible.

WHAT IS PHOTOVOLTAICS CAPABLE OF?

"Today, photovoltaics has the highest proven technical potential of all renewable energy sources in the field of electricity generation from renewable energies in Europe", asserts physics professor Jürgen Parisi, who heads the Energy and Semiconductor Research department at the University of Oldenburg's Physics Institute. Parisi is not expressing an individual opinion here rather he knows this is consistent with many studies and experts. What does that mean in actual terms? According to a forecast by the German federal government's scientific advisory board, a quarter of the global population's primary energy consumption will be covered by solar electricity just under ten years before our fictitious class of school children visits the German Museum. As people in their mid-fifties – in 2100 – our fictitious school children and the rest of the world will live in a world where two thirds of the global energy requirement is met by solar electricity.

Global electricity generation will then largely rely on renewable energies, with photovoltaics and solar thermal power stations providing the lion's share. At this time, misgivings about whether a 100% electricity supply from renewable energies is feasible will largely be seen as long refuted.

To a small extent they are already. The Kassel based Institute for Solar Energy Supply Technology (ISET) has reconstructed Germany's electricity requirement on a scale of 1:10,000 using an authentic demand set in a one year field trial – solely with photovoltaics, wind and bio-energy. The result: at no time was the supply in jeopardy, all the lights remained on. Adapted combinations of various renewable technologies will dominate the energy supply in this century – with photovoltaics in the driving seat.



IS THERE SOLAR ELECTRICITY FROM OUTER SPACE?

There always has been – in the beginning photovoltaics was exclusively used in space. Satellites and space stations would have been inconceivable without photovoltaics, which provides the energy needed to operate them. However, from the mid-1970s photovoltaics were developed independently for terrestrial applications – up to the standard, high performance and thin-film cells on roofs or in ground-mounted systems, familiar to us today.

Our fictitious school children would be able to draw electricity from space shortly after their visit to the museum in 2058, as space technology is, in principle, suitable for supplying the earth with energy. A research project by EADS Space Transportation is, for example, investigating the installation of orbital generators. These generators will collect solar energy on a geostationary orbit and send it to earth using a high performance laser. The laser energy will be converted into electrical energy here through photovoltaic fields. The advantage of this process: the structures needed are about fifty times smaller than on earth. It is therefore conceivable that in a good 50 years, power stations with an output of 1,000 MW will start work 36,000 kilometres up. This year, electricity is to be transmitted to earth from space by laser for the first time.

DOES MY JACKET PRODUCE ELECTRICITY?

"So stiff on my jacket" was the first thing that occurred to our school children in the museum. An understandable objection as people will experience photovoltaics far more immediately than we do in future – for example on clothing, tents, backs or rucksacks. The first wearable outdoor jacket featuring solar cells mounted on a neoprene collar is already on the market today.

Flexible solar cells supply energy for mobile communication and entertainment, for navigation and data processing. Of course, the "thick planks" – in other words the standard silicon cell – are not suitable for this precisely because they are "so stiff". Semiconductors that can be deposited on flexible substrates at low cost are used here. The Swiss company VHF-Technologies, in which Q-Cells AG has a majority holding, develops such a thin-film technology. In a few years, flexible thin-film cells will increasingly become part of people's everyday lives.

CAN WE USE THE DESERT?

The annual global energy consumption arrives in the deserts of this world in just under six hours of sun. Exploitation of this enormous potential is one of the photovoltaic sector's most ambitious projects. The means to the end are large-scale ground-mounted systems and solar thermal power stations. Both industrialised countries, which can reduce their dependence on fossil fuels, and the generating countries whose economic development will be significantly accelerated can benefit from desert electricity. The local population would also benefit from the desalination of sea water, which desert electricity would make possible, and the generation of cold by using the waste heat produced from solar thermal electricity generation. Because of the substantial potential and the intense solar radiation, losses of around 15% resulting from transporting electricity over long distances to the centres where it will be used are economically justifiable.

ELECTRICITY FROM THE PAINT POT?

Today, the field is dominated by crystalline silicon technology with the 200 micron thick standard cell. This will long remain the case, as the standard cell is far from having exhausted its potential for innovation – thinner and more efficient, that is the way things are moving. Alongside it, other concepts are gaining ground. This trend will intensify – in 50 years, the scene will be dominated by a plethora of different cell designs, which will all have their special area of application.

Plastic solar cells could be a promising complement to the silicon standard cell. They consist of a mixture of hydrocarbon compounds – more precisely: from conjugated polymers and fullerenes, which imitate the photosynthesis of plants. The materials combine the electrical and optical features of inorganic semiconductors with the advantages of plastics. Since the raw material dissolves in solvents, no energy intensive thermal processes, as used with the standard cell, are required. The polymer-fullerene mixture can also be printed on a film as a photoactive layer. House walls, which are covered with electricity generating film, would be a possible use for this. Can this mixture also be applied to façades with a brush as "power station paint" and subsequently wired up? Researchers are holding their fire: visionary but difficult to implement.

No real objection – we are talking about science fiction after all.

DEAR SHAREHOLDERS, FRIENDS AND PARTNERS OF Q-CELLS AG,

even if this comment sounds rather strange after just eight years, it has to be said: we are firmly convinced that 2007 will be viewed as a special year by future corporate historians because it can already be said that the year about which we are giving an account in this report has marked the beginning of a significant change. And not only because we have grown to become the world's largest producer of solar cells. A successful German solar cells manufacturer with an expanding export ratio is evolving into a leading technology company in the photovoltaic sector with a global outlook, firmly anchored in Germany and the region – with its industrial tradition, outstanding research landscape and not least a high level of environmental awareness and sense of responsibility, resulting in exemplary legislation to promote renewable energies in Germany and consequently to a strong role for the industry.

There is enough evidence for this change. The enormous endeavours with regard to new technologies that we are making should be mentioned. In the "Solar Valley" – and not only there – building sites stand cheek by jowl and this year will see four subsidiaries or associated companies start producing thin-film modules on an industrial scale. At the same time, Q-Cells is advancing into new markets, both geographically and in terms of its customer structure. To prepare for this and to gain experience, we have established Q-Cells International GmbH, which will look after new project business for us and plan major photovoltaic facilities for investors.

In the past year, we significantly expanded our global presence. Q-Cells AG is the first German photovoltaic company to be represented with a branch in Japan – in view of the continuing significance of Japanese electronics groups on the global market, in the lion's den as it were. Through the merger of our partner Solar Fields with Calyxo GmbH and the associated establishment of Calyxo USA, we have consolidated our presence on the important American market.

Finally, Q-Cells has prepared to globalise its production in 2007 and subjected applicants from around the world to a rigorous examination in a tough and meticulous selection process. We reached a decision at the beginning of 2008: Q-Cells has found a suitable location in Malaysia, which combines outstanding investment conditions with qualified potential employees and proximity to Asian markets. We view this location as the ideal complement to our headquarters in Bitterfeld-Wolfen, which we shall also continue to expand.

As you can see, yet again a fair amount has been happening at Q-Cells in the past year, of which the greatest testimony is the arrival of more than 700 new colleagues. Not that that would be surprising, but it's still gratifying.

AN OVERVIEW OF 2007

For us, 2007 was another year of significant growth, both in our core business – the manufacture of polycrystalline and monocrystalline solar cells based on silicon wafers – but also in the field of new technologies.

In our **core business** – the manufacture of monocrystalline and polycrystalline high performance solar cells – we have expanded our production capacity further. Thanks to the construction and commissioning of line V, we were able to increase our production capacity sharply – from 336 Megawatt peak (MWp) at year-end 2006 to 516 MWp at year-end 2007.

Production of polycrystalline and monocrystalline solar cells rose to 389.2 MWp from 253.1 MWp in the previous year, which equates to an increase of 54%. Thus Q-Cells has become the largest producer of solar cells worldwide for the first time.

In the field of **new technologies** we have started work on constructing several production facilities. Presently, a total of four factories with a production capacity of 25 to 30 MWp each are under construction, which will all start production in 2008. These factories are owned by Sontor GmbH/Brilliant 234. GmbH, a wholly owned subsidiary of Q-Cells AG, Calyxo GmbH, in which Q-Cells has a 93% stake, Solibro GmbH (67.5%) and VHF-Technologies SA ("Flexcell", currently 55.64%) in Switzerland. Each company focuses on a different, promising thin-film technology. Both Calyxo and Sontor produced thin-film modules for the first time in their pilot lines in the third quarter. Thin-film business is expected to make an appreciable contribution to sales for the first time in the current year.

Our **sales** increased by 59% to € 858.9 million compared with € 539.5 million in 2006. Operating income (EBIT) increased by 52% in line with the increase in production to € 197.0 million (previous year: € 129.4 million). As a result, we were able to maintain the EBIT margin at the previous year's high level of 23%. Net income for the year totalled € 148.4 million and consequently rose by 69% compared with the comparable figure for the previous year of € 87.7 million. In addition to an income contribution of € 127.2 million from the core business, income for the year also contains contributions from the stake in REC Renewable Energy Corporation ASA.

It is very gratifying that the marked expansion in production capacity, the construction of the first production facilities for new technologies and the sustained increase in production, sales and profits in 2007 has allowed us to create **743 new jobs** within the Group, of which 52 are training places. In total Q-Cells AG employed 1,707 staff at the year end, of whom 76 are trainees.

In 2007, we made enormous progress in securing the supply of the raw material silicon, which is needed for our core business. Of a number of new, long-term supply contracts concluded in 2007, two stand out in particular.

At the beginning of 2007, we concluded a contract with the Norwegian company Elkem Solar, which has secured us considerable quantities of silicon up to 2018. The contract provides for Elkem Solar supplying Q-Cells AG with contractually agreed quantities of metallurgical silicon from 2008. The total quantity of silicon that will be supplied as part of the agreement is expected to be sufficient to produce solar cells with a total output of more than 10 GWp.

At the end of the year, Q-Cells succeeded in concluding an additional contract of similar significance with the Chinese wafer manufacturer LDK Solar. This contract will allow it to manufacture an additional 6 GWp of solar cells in the period from 2009 to 2018.

Overall as of 31 December 2007, we already have contracts in place for silicon and wafers for the period from 2008 to 2018 that will allow us to produce crystalline solar cells with a total output of 17.6 GWp over the same period. This means that we have already secured a large part of our expanding requirement for the future.

On the sales side, for Q-Cells AG 2007 was characterised by an increasing internationalisation of its business. We were able to increase the export ratio further to 60.7 % compared with 53.3 % in the previous year. In the past year, Italy – where we were able to present five new customers at the European Photovoltaic trade fair in Milan – was of particular interest, as were the Asian markets in South Korea, Taiwan and India. In these countries we succeeded in acquiring new commercial partners. Thanks to our strong position in these growth markets, greater involvement in North America and large supply contracts with customers in other European growth markets such as Spain, Q-Cells is very well placed to profit from the anticipated strong growth in these markets. Other distribution relationships, such as those to Brazil, demonstrate that we are already preparing for the day after tomorrow's markets.

Our involvement in the **new thin-film technologies** confronts us with a new situation in terms of distribution. In this field, unlike our core business, there is no division into the "cell" and "module" production steps, which will mean that Q-Cells will operate in much greater proximity to major customers on the sales side. Because of the preferred areas of use for thin-film modules, namely in open spaces and on large roofs, energy supply companies, investors and companies with large commercial buildings, preferably in sunnier regions, tend to be considered as customers. To be able to understand the customer's viewpoint better and gather experience in this area, which is new to us, we have established Q-Cells International GmbH. It is dedicated to the planning and development of ground-mounted systems and large roof top facilities on commercial buildings, also enabling us to launch our thin-film technologies on the market.

To press ahead with our strategic goal of **reducing costs** in 2007, we have pressed ahead with our research and development work, refined products and continually optimised production processes.

Research and development is the crucial tool in reducing costs. This is why we have again expanded our technology department significantly in 2007. We now have more than 200 scientists and engineers working on improving our products and processes. These increased endeavours have also borne fruit in the past year. Q-Cells has, for example, successfully continued its "diet" project to reduce cell thickness: the majority of our cells are now only 180 microns (µm) thick, and we are working hard to introduce cells with a thickness of only 160 µm to the market. Our module manufacturing partners have already shown that they can process these cells.

We have also expanded our product range in 2007. With the new cell model Q6LTT3, we are now offering a polycrystalline cell with three instead of two contact strips, the so-called busbars. Thanks to a lower series resistance we achieve a higher efficiency rating – a major contribution to reducing costs. Our next new model will be the Q6LGT, a cell that can be equipped with thinner grid fingers thanks to galvanising technology. Since this means that less of the cell surface is shaded, we can increase the efficiency rating here too.

These are only a few examples of the progress made by Q-Cells AG in the past year through its intensive research and development work.

We will shortly inaugurate the Reiner Lemoine Research Centre. From mid-2008, we will transfer the new generations of solar cells developed by us and our research partners in leading institutions from the laboratory to industrial production in this centre, which houses a flexible production line for new cell designs. These new cell designs are distinguished primarily by far higher efficiency ratings.

In 2007, Q-Cells AG expanded its **involvement in additional wafer-based PV technologies.**

In February 2007, Q-Cells invested in the Norwegian company **REC Renewable Energy Corporation ASA** based in Høvik near Oslo. As the world's largest manufacturer of silicon and silicon wafers for the solar industry, REC is one of the most important players in the photovoltaic industry and has been a partner of Q-Cells AG for many years. With this investment we have further consolidated a strategically very important partnership. Currently, Q-Cells AG holds 17.2 % of REC.

In addition, Q-Cells AG has increased its stake in the **Solaria Corporation** as part of a financing round. The company, which is based in Fremont (California), has developed a technology, which allows it to manufacture two or three times the number of modules from the same quantity of silicon or solar cells by concentrating the sunlight. This very promising technology is designed for use in very sunny countries and has the potential to bring us and the entire sector a good stage forward on the path to competitiveness by reducing costs. Q-Cells holds a 31.4 % stake in the company, which is currently constructing its first production line on the Philippines. In addition to the investment, last year we concluded a supply agreement for solar cells of up to 1.35 GWp in total over a term of ten years with the Solaria Corporation.

Finally, we are able to report major progress by **EverQ GmbH.** The company – a joint venture between Q-Cells AG, the US company Evergreen Solar Inc. and REC – has been producing wafers, cells and modules in an integrated process at the site in Bitterfeld-Wolfen, in the immediate vicinity of Q-Cells – since April 2006. The company uses the String Ribbon™ process to manufacture wafers, which can make a significant contribution to reducing costs by using less silicon. On 19 June 2007, EverQ commissioned its second factory with a huge ceremony. As a result, the company currently has a production capacity of 100 MWp. But even this is just an intermediate step: on 17 January 2008, the company laid the foundation stone for the third factory with a production capacity of 80 MWp.

In October 2007, the three joint venture partners decided to list EverQ GmbH on the stock exchange. The company's management and organisation will be strengthened considerably this year to prepare it for the IPO. The company is to operate independently on the market in future and sell its solar modules under its own brand name. To ensure that it can develop independently, EverQ will receive proprietary rights to Evergreen's current technology base and the right to license all technological progress made by Evergreen on the String Ribbon™-platform in the first five years following the IPO. EverQ will also establish its own large research and development team so that it can press ahead with these technologies using its own developments.

In 2007, Q-Cells AG made major progress on its path to **sustainable production.** The endeavours of our employees to make production processes as environmentally friendly as possible were recognised with the successful completion of the DIN ISO 14001 certification process. The climate neutrality of our business trips and the purchase of "green" electricity are only two of several other building blocks through which we have fulfilled our responsibility in 2007.

In 2007, Q-Cells worked very hard to establish **contacts with political decision makers.** The reason for this is the imminent amendment of the Renewable Energy Sources Act (EEG). The visit by the Federal Minister of Economics and Technology, Michael Glos, to the Solar Valley also took place against this political background. The Minister inaugurated the new production complex around line V with much fanfare. In addition, we have fought against the entirely irresponsible – in our eyes – plans by the European Commission for a Renewable Energy Directive together with other companies within the framework of the European Photovoltaic Industry Association (EPIA). Among other things, the plans would have meant the end for the European photovoltaic industry and a marked increase in the cost of electricity from renewable sources. Together with a few national governments, the industry succeeded in averting these plans.

In 2007, Q-Cells AG was given the **"Sustained Excellence Award".** This award is given by the auditors and consultants Deloitte Deutschland as part of its Fast 50 competition. The Fast 50 are the fastest growing technology companies in Germany. Deloitte has created the "Sustained Excellence Award" for companies like Q-Cells, which are distinguished by sustained rapid growth but are no longer at the top of this ranking because of the size they have reached. This prize is awarded to companies that are distinguished by innovation, entrepreneurial spirit and outstanding achievements in addition to sustained growth. In addition to the Fast 50 criterion of sales growth, Deloitte assesses the competitive position, management and corporate culture as well as the financial performance indicators for 2006.

We are particularly proud of the award we received from the Job Centre in Halle. Q-Cells was awarded the training certificate in the **"Most training places in the new training year"** category for its particular commitment to promoting young staff. In the current training year alone, Q-Cells has recruited 52 new trainees, which means that Q-Cells has the largest number of new trainees in the district covered by the Halle Job Centre.

In 2007, Q-Cells AG decided to sponsor two **projects,** which combine dissemination of photovoltaics with social involvement. On the one hand, we have expanded our existing support for the Stiftung Solarenergie (Solar Energy Foundation), in that we are supporting the establishment of the solar energy school in Rema, Ethiopia, as patron. This school aims to train Ethiopians as solar engineers and thus press ahead with the installation of solar infrastructure in the region. This project builds on the foundation's successful "Light for Education" project, which allowed several villages in the region to be electrified. The first Q-Cells employees have already gone to Ethiopia to teach at the school and help with its development.

The second project focuses on the immediate surroundings. Non-profit associations in eastern Germany will be put in a position to obtain cheap photovoltaic facilities and, as a result, be able to safeguard the long-term financial future of their important association work through the "Sonne für Vereine" (Sun for Associations) project organised by the Naturstiftung David. The first facilities will be installed in Saxony-Anhalt and the Leipzig region this year.

We should like to take this opportunity to thank our employees for their dedicated commitment. Without them, our achievements would not have been possible. They have not only performed with excellence in completing their own tasks, but also quickly and smoothly integrated the many new employees we hired as a result of our rapid growth. We should also like to thank our customers and business partners for their excellent and close partnership.

We should also like to thank our shareholders for the confidence they place in our work.

The Board of Directors of Q-Cells AG

Anton Milner	Dr. Florian Holzapfel	Gerhard Rauter	Dr. rer. pol. Hartmut Schüning
CEO	CTO	COO	CFO

THE BOARD OF DIRECTORS



From left to right:

GERHARD RAUTER COO Chief Operating Officer (50)

Since 1979 Gerhard Rauter – a native born Austrian – had been working in managerial positions for Siemens AG at different facilities in Germany. In 1999 he started working for Infineon Technologies AG. In 2005 he became Vice President Operation & Production with responsibilities for the technology transfer in between plants at home and abroad. As Vice President and Managing Director at Infineon Technologies Dresden GmbH & CO.OHG he was in charge of the Dresden facilities and their 2,350 employees from 2006 onwards. At the Dresden facility he was primarily responsible for Development, Production and Quality. In October 2007 Gerhard Rauter was appointed as Chief Operating Officer at Q-Cells AG, being in charge of Production, InterServices, Quality, Safety and Process Technology.

DR. FLORIAN HOLZAPFEL CTO Chief Technology Officer (32)

The industrial engineering graduate and MBA worked six years for McKinsey, where his areas of specialization included counselling companies in various high-tech sectors. During this time he earned a doctorate in Economy at Martin Luther University Halle/Wittenberg. He acted as consultancy project manager for Q-Cells from 2005 on. In Spring 2006 he joined the company as Managing Director Technology and assumed provisional leadership of the technology division in Summer, overseeing the expansion of the division. He has been on the Board since December 2006, responsible for Technology.

ANTON MILNER CO-FOUNDER AND CEO Chief Executive Officer (47)

This British-born engineering graduate (Chem. Eng)/MBA has been on the Board of Q-Cells AG since 2000. After college he first worked at Royal Dutch/Shell, where he was involved in oil trading, risk management, gas trading and business analyses, before moving to management consultants, McKinsey & Co., in 1993, initially as a Senior Consultant and later as Senior Engagement Manager. His Board responsibilities comprise Strategy/Investments, Business Development, Sales, Marketing, Wafer Purchasing and Public Relations.

DR. HARTMUT SCHÜNING CFO Chief Financial Officer (49)

After graduating in Business Studies, Dr. Hartmut Schüning started work on the auditing and advisory side at PricewaterhouseCoopers AG, initially as Auditor and later as Senior Auditor. In 1997 he was appointed as CFO at Tecis Holding AG, where he prepared the company for its successful IPO in 1998. In January 2003 he moved to Edding AG as CFO. Since October 2004 he has been on the Board at Q-Cells with responsibility for Finance, Investor Relations, Human Resources, IT and Legal Affairs.

REPORT OF THE SUPERVISORY BOARD FOR THE FISCAL YEAR FROM 1 JANUARY TO 31 DECEMBER 2007



From left to right:

MARCEL EGMOND BRENNINKMEIJER
Member of the Supervisory Board
since 12/2002, appointed until 2009
President and delegate of the
Supervisory Board of Good Energies AG

FRAUKE VOGLER
Member of the Supervisory Board
since 2005, appointed until 2009
Attorney at law and Tax Advisor at
Vogler Roessink Chalupnik

DR. CHRISTIAN REITBERGER
Member of the Supervisory Board
since 03/2004, appointed until 2009
Partner in APAX Partners
Beteiligungsberatung GmbH

UWE SCHMORL
Member of the Supervisory Board
since 2005
Employee representative
Position in the company:
Production Manager

DR. THOMAS VAN AUBEL
Chairman of the Supervisory Board
since 11/1999, appointed until 2009
Attorney at law at
VAN AUBEL Rechtsanwälte

CONSTANZE SCHMIDT
Member of the Supervisory Board
since 2005
Employee representative
Position in the company:
Employee HR

HARTMUT KARCHER
Member of the Supervisory Board
since 2005
Employee representative
Position in the company:
Operator

RICHARD KAUFFMAN
Member of the Supervisory Board
since 06/2007, appointed until 2009
CEO of Good Energies Inc.

DR. DINNIES JOHANNES VON DER OSTEN
Vice Chairman of the Supervisory Board
since 11/1999, appointed until 2009
Managing Director and Partner Acceres
Beteiligungsmanagement GmbH & Co. KG

DEAR Q-CELLS AG SHAREHOLDERS,

Yet again fiscal 2007 was characterised by the Company's rapid growth and this was also reflected in the work of the Supervisory Board.

KEY AREAS OF THE SUPERVISORY BOARD'S WORK

During the year under review the Supervisory Board monitored management on a regular basis and provided advice on all issues of significance. To this end, the Executive Board informed the Supervisory Board of the Company's situation and key business transactions in writing every month. The Supervisory Board received further detailed information to prepare for its meetings. The Executive Board also informed the Supervisory Board of special developments promptly. Additional reports on important issues were made between regular meetings of the Supervisory Board as and when necessary.

The Executive Board also submitted a series of transactions requiring approval to the Supervisory Board, which the Supervisory Board also approved. In the year under review, the list of transactions requiring approval was not extended.

The Supervisory Board dealt with Executive Board reports in six actual meetings and two conference call meetings of the Supervisory Board. In addition to passing resolutions in meetings, use was made of the option of circular resolutions, most notably in the case of transactions requiring urgent approval. The Supervisory Board, particularly in the person of the Chairman, also discussed the Company's performance on an ongoing basis outside the meetings.

The key topics of these joint discussions can be divided into five groups:

1. Supply of raw materials

These included

- the conclusion of major supply contracts for silicon and silicon wafers, such as with Elkem Solar AS (Norway) and the acquisition of a 17.9% stake in REC ASA (also Norway) in the same context, as well as
- the discussion of the procurement strategy for silicon and silicon wafers.

2. Expansion of production capacity

The following resolutions were adopted:

- the expansion of production capacity in the Company's core business through the construction of a new fifth production line in Thalheim,
- research and development projects in the Company's core business and the construction of a research and development line.

3. Issues relating to the subsidiaries

The following resolutions were adopted:

- Investment in new photovoltaics technologies, in particular, the construction of the first production lines at Calyxo GmbH, Solibro GmbH and Sontor GmbH (Brilliant 234. GmbH during the period under review), the acquisition of Solar Fields LLC by Calyxo GmbH, the takeover of the majority of the shares in VHF-Technologies SA and the increase in the stake in the Solaria Corporation,
- the expansion of production capacity at EverQ GmbH and the decision, in principle, for this company to go public.

4. Financing

The launch of a convertible bond to finance the activities described was resolved in fiscal 2007. The Supervisory Board was extensively involved in the preparation and offering of this convertible bond.

5. Other organisational questions

In this respect the Supervisory Board dealt with

- the internationalisation of business activities, including the opening of a branch in Japan,
- planning corporate growth up to 2010, in particular, cost reduction programmes,
- Q-Cells AG stock option programmes,
- the implementation of a new Group structure and finally
- the review of the existing risk monitoring systems in order to recognise developments that could jeopardise the continued existence of the Company and the Group in good time.

CORPORATE GOVERNANCE

Q-Cells AG's Executive and Supervisory Boards issued a joint declaration of compliance with the Corporate Governance Code under section 161 of the AktG (Stock Corporation Act) on 13 March 2008.

Details can be found in the declaration of compliance and in the Corporate Governance report in the Annual Report.

COMPOSITION OF THE SUPERVISORY BOARD

The composition of the Executive Board changed during the period under review.

Mr Immo Ströher resigned his mandate with effect from 14 June 2007, that is at last year's Annual Shareholders' Meeting. The Annual Shareholders' Meeting of Q-Cells AG on 14 June 2007 subsequently elected Mr Richard Kauffman, who had been proposed by the Supervisory Board, to the Supervisory Board. Mr. Kauffman, a US citizen, is CEO of Good Energies Inc. based in Zug, Switzerland. This means that the main shareholder Good Energies now provides two of the nine members of the Supervisory Board. The Supervisory Board consisted of nine persons throughout the whole of 2007. At this point, I should like to thank Mr Immo Ströher for his excellent and trustful cooperation over recent years.



DR. THOMAS VAN AUBEL

The following shareholder representatives are elected until the end of the ordinary Annual Shareholders' Meeting that resolves their discharge for the fiscal year ending 31 December 2009:

- Dr. Thomas van Aubel (Chairman)
- Dr. Dinnies Johannes von der Osten (Vice Chairman)
- Marcel Brenninkmeijer
- Richard Kauffman
- Dr. Christian Reitberger
- Frauke Vogler

The following employee representatives are elected until the end of the ordinary Annual Shareholders' Meeting that resolves their discharge for the fiscal year ending 31 December 2009:

- Hartmut Karcher
- Constanze Schmidt
- Uwe Schmorl

COMPOSITION OF THE EXECUTIVE BOARD

The composition of the Executive Board also changed during the period under review.

The period in office of Mr Thomas Schmidt as Chief Operative Officer ended on schedule on 30 September 2007. As reported at the 2007 Annual Shareholders' Meeting, the Supervisory Board appointed Mr Gerhard Rauter as the Executive Board member with responsibility for the Production division on 3 May 2007.

In its meeting on 13 March 2007, the Supervisory Board extended the contracts with Mr Anton Milner (CEO) and Dr. Hartmut Schüning (CFO) by a further three years in each case to 30 June and 30 September 2010 respectively.

As reported at last year's Annual Shareholders' Meeting, the Supervisory Board appointed Dr. Florian Holzapfel as a full member of the Executive Board with effect from 1 January 2008 to 31 December 2009. In the period under review, Dr. Holzapfel was a deputy member of the Executive Board.

The Executive Board therefore currently consists of Mr Anton Milner, Dr. Florian Holzapfel, Mr Gerhard Rauter and Dr. Hartmut Schüning.

WORK OF THE COMMITTEES

The Supervisory Board has created four committees.

In the period under review, the **Audit Committee** was engaged extensively with planning fiscal years 2007 and 2008 in four actual meetings and three conference call meetings. Among other things, discussions centred on

- the quarterly reports and their review
- the issue of accounting guidelines
- the IT test of the newly installed SAP system and
- questions of cost reduction.

The activities undertaken by the Audit Committee as part of the preparation and review of the annual financial statements and consolidated financial statements are presented below in the section on "annual financial statements and consolidated financial statements". Another focus of activity was the valuation of stock options under IFRS.

Members of the Audit Committee during the entire period under review were:

- Frauke Vogler (Chairwoman)
- Dr. Dinnies Johannes von der Osten
- Richard Kauffman (from 30 August 2007)

In 2007, the **Compensation Committee** dealt specifically with the service contracts of Executive Board members, on compensation systems in the Company, generally and those affecting the Executive Board and management in particular, as well as the design of the Stock Option Program II. The committee held three meetings in total and two conference calls.

Members of the Compensation Committee during the entire period under review were:

- Dr. Thomas van Aubel (Chairman)
- Marcel Brenninkmeijer
- Dr. Christian Reitberger

The task of the **Strategy Committee** is the discussion of strategic options with the Executive Board, including possible merger and acquisition activities. In the period under review, discussions took place with the Executive Board on potential shareholding acquisitions, the strategy for acquiring silicon, particularly metallurgical silicon, investment in new photovoltaic technologies, the construction of a research and development test line, sales strategy, cost management programmes and fundamental questions of corporate strategy in five meetings and five conference calls.

Members of the Strategy Committee during the entire period under review were:

- Marcel Brenninkmeijer
- Dr. Christian Reitberger
- Dr. Dinnies Johannes von der Osten
- Dr. Thomas van Aubel

In line with the recommendations of the German Corporate Governance Code (in the version dated 14 June 2007) the Supervisory Board established a **Nomination Committee** in its meeting of 30 August 2007. The task of the committee is to suggest suitable candidates for the Supervisory Board to propose to the Annual Shareholders' Meeting for election.

The following were appointed as members of the Nomination Committee:

- Dr. Thomas van Aubel (Chairman)
- Marcel Brenninkmeijer
- Dr. Christian Reitberger

In the absence of any vacancies in the Supervisory Board in 2007, it was not necessary to resolve immediate issues so that the Nomination Committee could restrict itself to fundamental questions regarding the composition of the Supervisory Board.

ANNUAL FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS

The Supervisory Board appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, to perform the audit of the annual financial statements and the consolidated financial statements of Q-Cells AG consistent with the resolution passed at the Annual Shareholders' Meeting on 14 June 2007. The consolidated financial statements were compiled in accordance with the principles of the International Financing Reporting Standards (IFRS), as they are to be applied in the EU, and with the principles of the German Commercial Code (HGB) to be applied in accordance with section 315a paragraph 1 HGB.

The Audit Committee discussed the annual financial statements for 2007 and the consolidated financial statements for 2007 with the auditors, the Chief Financial Officer and Company employees and, in so doing, set the following emphases for the review:

- impairment test goodwill new technologies,
- treatment of foreign currency transactions,
- valuation of REC options.

The accounting treatment of specific individual balance sheet items and their presentation in the notes to the financial statements were discussed. In conclusion, the auditors and the Executive Board have responded to all questions of the Audit Committee on individual balance sheet items and their presentation in both the financial statements of 2007 and the consolidated financial statements of 2007.

The annual financial statements and consolidated financial statements including the management report and the Group management report were discussed by the Supervisory Board in its meeting on 13 March 2008. In addition to the Executive Board, the auditor also participated in this meeting and reported on the significant results of the audit. The audit was monitored by the Audit Committee, which prepared a report to the plenary Supervisory Board. The auditor has issued an unqualified audit opinion on the annual financial statements, the Management Report, the consolidated financial statements and the Group Management Report.

The plenary Supervisory Board for its part examined the annual financial statements, the Management Report prepared by the Executive Board, the recommendation for appropriation of profits made by the Executive Board as well as the consolidated financial statements and the Group Management Report.

Within the framework of its audit, the plenary Supervisory Board came to the following conclusions:

The Group management report was compiled in accordance with the principles of the International Financing Reporting Standards (IFRS) and with the principles of the German Commercial Code. Both the management report and the Group management report are clearly structured, contain all the information required by law and explain the opportunities and risks of the Company's economic development in a comprehensible manner.

Within the context of its audit, the Supervisory Board also established that the Executive Board assessed the situation of the Company and the Group realistically and objectively in its quarterly reports without exception.

On the basis of its own assessment of the Company's major targets, the Supervisory Board came to the conclusion that the development of the Company and the Group is presented and assessed correctly in the management report and the Group management report.

The Supervisory Board agreed with the findings of the auditor on the review of the annual financial statements.

The Supervisory Board raised no objections as a result of its own review. It approved the annual financial statements and consolidated financial statements prepared by the Executive Board. They are therefore adopted.

The Supervisory Board agrees with the Executive Board's recommendation for the appropriation of profits. The Company remains in an expansionary phase, which will require substantial amounts of finance, and consequently payment of a dividend – except the small preference dividend for the preference shares – is not advisable.

THANKS FROM THE SUPERVISORY BOARD

The Supervisory Board wishes to thank the Executive Board, Company representatives and all employees of Q-Cells AG and its affiliated companies for their great commitment and successful hard work.

Berlin, 13 March 2008



Dr. Thomas van Aubel
Chairman of the Supervisory Board

CORPORATE GOVERNANCE REPORT 2007

EXECUTIVE BOARD, SUPERVISORY BOARD AND ADVISORY BOARD

The Executive Board of Q-Cells AG manages the Company and is supervised and advised by the Supervisory Board. The Executive Board informs the Supervisory Board regularly and without delay on issues of strategy and planning relevant to the total enterprise as well as with regard to business development, the financial position, performance and business risks. Furthermore, the Supervisory Board has determined that the Executive Board must have the approval of the Supervisory Board for specific types of transactions. The Supervisory Board meets at least twice every six months of the calendar year. It has formed an Audit Committee, a Compensation Committee, a Strategy Committee and a Nomination Committee from its members. Detailed information concerning the activity of the Supervisory Board and the cooperation between the Supervisory and the Executive Boards can be found in the Report of the Supervisory Board. In addition, the Company has established an Advisory Board which meets twice a year and has the function of advising the Executive Board on selected matters such as international expansion, questions of economic and monetary policy, growth management and public affairs. The Advisory Board is not a corporate body with corporate governance responsibilities, but a body voluntarily established by Q-Cells AG.

SHAREHOLDERS

We use the financial calendar published on our website (www.q-cells.com) to inform shareholders and interested parties of all important dates. In addition to ad-hoc announcements, other current developments and important company information are made available promptly. Furthermore, the Company's articles of incorporation, its current and previous annual and quarterly reports as well as analyst presentations, information concerning the Company's share performance and the presentations made by the Executive Board at the 2006 Annual Shareholders' Meeting are also published on the website. In the Annual Shareholders' Meeting, shareholders may exercise their voting rights themselves or through a proxy of their choice.

JOINT DECLARATION BY THE EXECUTIVE BOARD AND SUPERVISORY BOARD REGARDING THE CORPORATE GOVERNANCE CODE

Pursuant to Section 161 of the German Stock Corporation Act (AktG), the Executive Board and Supervisory Board of listed companies are required to declare on an annual basis that the recommendations of the German Corporate Governance Code have been and are being complied with. The German Corporate Governance Code is published by the Federal Ministry of Justice in the official section of the Federal Gazette and is available on the website (www.corporate-governance-code.de). It contains recommendations on corporate governance in relation to shareholders and the annual shareholders' meeting, the executive and supervisory boards, transparency, accounting and auditing. If the listed companies has not complied with or does not intend to comply with a recommendation, the executive board and the supervisory board are obligated to state this in their annual Declaration of Conformity, pursuant to Section 161 AktG.

In its Declaration of Conformity dated 13 March 2008, the Executive Board and Supervisory Board of Q-Cells AG declared that the recommendations of the Government Commission on the German Corporate Governance Code in the version dated 14 June 2007 published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being complied with except for the following:

- In deviation from Clause 3.8 of the Code, the Company has concluded a D&O insurance without a deductible for the Executive Board and the Supervisory Board. The Executive Board and the Supervisory Board are of the opinion that a D&O insurance deductible is not the appropriate method to achieve the objective of the Code. Such deductibles are normally insured by the members of the Executive Board and Supervisory Board so that the actual function of the deductible loses its purpose and the issue is ultimately the compensation level of the Executive Board and the Supervisory Board. A deductible is thus not customary outside Germany.
- In deviation from Clause 6.6 of the Code, an itemised disclosure of total share ownership or related financial instruments held by the Executive Board and the Supervisory Board is not provided in the Corporate Governance Report, even if the total holdings of all Executive Board and Supervisory Board members exceed 1 % of the shares issued by the Company. The Executive and Supervisory Boards are of the opinion that the disclosure obligations as stipulated in the Stock Corporation Act – when a shareholder's holdings exceed specific thresholds – are sufficient.

The Declaration of Conformity is made accessible to company shareholders on an ongoing basis on the company website. In compliance with Clause 3.10 of the Code, previous conformity declarations are accessible for a period of five years on the company's website.

REPORT ON THE COMPENSATION OF THE EXECUTIVE BOARD

Principles of the compensation system for the Executive Board

The members of the Executive Board receive remuneration made up of several components:

- fixed annual base salary,
- a variable compensation based on the extent personal and corporate targets were met,
- stock options awarded.

The fixed base salary is paid monthly and reviewed at regular intervals for market conformity and appropriateness. In addition to the listed monetary compensation components, the Executive Board members are entitled to a company car. Commitments were not made with regard to the situation that would apply if employment ends.

In 2007, the Executive Board members Thomas Schmidt and Dr. Hartmut Schüning exercised some of their awarded stock options.

In compliance with the recommendations of the German Corporate Governance Code, the total compensation of the Executive Board members thus includes fixed and variable components. Key criteria for the level of compensation include the responsibilities of the particular Executive Board member, his personal performance, the performance of the Executive Board as a whole as well as the economic situation, the success and future prospects of the Company in consideration of its comparative environment. The variable compensation and the stock option plan are associated with risks and thus are not guaranteed compensation.

COMPENSATION OF THE EXECUTIVE BOARD IN 2007	Fixed remuneration € '000	Variable remuneration € '000	ESOP programs (4.12.)	Expense € '000	Total € '000	Stock options granted Number No.	Stock options granted Fair value € '000
C. Anton Milner	260.8	313.3		0.0	574.1	0	0.0
Thomas Schmidt	112.9	140.6	I; II; IId	77.9	331.4	0	0.0
Gerhard Rauter	65.7	71.5	IIIa	132.4	269.6	50,000	1,145.0
Dr. Hartmut Schüning	171.3	205.3	I; II	73.2	449.8	0	0.0
Dr. Florian Holzapfel	125.4	138.5	IIb; IIe	193.8	457.7	25,000	287.5
	736.1	**869.2**		**477.3**	**2,082.6**	**75,000**	**1,432.5**

COMPENSATION OF THE SUPERVISORY BOARD

COMPENSATION OF THE SUPERVISORY BOARD IN 2007	Fixed remuneration € '000	Variable remuneration € '000	Fixed and variable remuneration Committee € '000	Total € '000
Dr. Thomas van Aubel	30.0	40.0	33.6	103.6
Dr. Dinnies-Johannes von der Osten	22.5	30.0	17.5	70.0
Marcel Brenninkmeijer	15.0	20.0	21.1	56.1
Dr. Christian Reitberger	15.0	20.0	21.1	56.1
Immo Ströher	7.5	10.0	0.0	17.5
Richard Kauffman	8.7	11.7	3.6	24.0
Frauke Vogler	15.0	20.0	17.5	52.5
Uwe Schmorl	15.0	20.0	0.0	35.0
Constanze Schmidt	15.0	20.0	0.0	35.0
Hartmut Karcher	15.0	20.0	0.0	35.0
	158.7	**211.7**	**114.4**	**484.8**

Legal advice from VAN AUBEL law firm

Supervisory Board Chairman of Q-Cells AG, Dr. Thomas van Aubel, is a partner in the law firm VAN AUBEL Rechtsanwälte. In 2007 fiscal year, he also advised Q-Cells AG on legal matters. Q-Cells AG was invoiced a total of € 817,772.36 (gross including disbursements) in fiscal year 2007 for legal advice provided by Dr. Thomas van Aubel and other partners and staff employed by the law firm VAN AUBEL.

OWNERSHIP OF SHARES AND OTHER FINANCIAL INSTRUMENTS

As of 31 December 2007, members of the Executive Board and Supervisory Board of Q-Cells AG together own the following number of shares of the Company as well as related financial instruments (including stock options):

	Number
Shares	56,166,158
Options	245,826

NOTIFICATIONS PURSUANT TO SECTION 15A OF THE GERMAN SECURITIES TRADING ACT (DIRECTORS' DEALINGS)

Pursuant to Section 15a of the Securities Trading Act (WpHG), executive board members, supervisory board members as well as parties closely related to a member of an executive board or supervisory board must report transactions involving shares of the company or related financial instruments (so-called directors' dealings) to the German Federal Financial Supervisory Authority and the Company. The Company promptly publishes notifications concerning director's dealings on its website upon receiving them.

In 2007, the Company received notifications pursuant to Section 15a of the Securities Trading Act regarding the following transactions:

Milner Solarbeteiligungen GmbH, a legal entity in close association with an Executive Board member, has lent out 1,400,000 shares in the context of a convertible bond issue on 6 February 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a Supervisory Board member, has lent out 600,000 shares in the context of a convertible bond issue on 6 February 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to the Supervisory Board, has lent out 300,000 shares in the context of a convertible bond issue on 6 February 2007.

Ms. Frauke Vogler, a Supervisory Board member, sold 1,385 shares at a price per share of € 50.35 on 14 February 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,000 shares at a price per share of € 48 on 29 March 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,000 shares at a price per share of € 48.50 on 30 March 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 3,000 shares at a price per share of € 48.53 on 3 April 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 10,000 shares at a price per share of € 49.27 on 4 April 2007.

Milner Solarbeteiligungen GmbH, a legal entity in close association with an Executive Board member, sold 58,000 shares at a price per share of € 49.93 on 5 April 2007.

Milner Solarbeteiligungen GmbH, a legal entity in close association with an Executive Board member, sold 142,000 shares at a price per share of € 51.28 on 10 April 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a Supervisory Board member, sold 44,000 shares at a price per share of € 51.96 on 11 April 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 22,000 shares at a price per share of € 51.96 on 11 April 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 104,000 shares at a price per share of € 50.04 on 12 April 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 52,000 shares at a price per share of € 50.04 on 12 April 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 52,000 shares at a price per share of € 50.18 on 13 April 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 26,000 shares at a price per share of € 50.18 on 13 April 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 4,000 shares at a price per share of € 62.70 on 28 June 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,000 shares at a price per share of € 62.70 on 28 June 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,262 shares at a price per share of € 62.50 on 28 June 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 2,000 shares at a price per share of € 62,751 on 28 June 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,000 shares at a price per share of € 62.80 on 28 June 2007.

Mr. Thomas Schmidt, an Executive Board member, sold 1,000 shares at a price per share of € 62,701 on 28 June 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 100,000 shares at a price per share of € 67,94851 on 9 July 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 50,000 shares at a price per share of € 67,94851 on 9 July 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 663 shares at a price per share of € 70.00 on 10 July 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 331 shares at a price per share of € 70.00 on 10 July 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 16,089 shares at a price per share of € 67,16097 on 11 July 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 8,045 shares at a price per share of € 67,16097 on 11 July 2007.

TVVG Solarbeteiligungen GmbH, a legal entity in close association to a Supervisory Board member, sold 83,248 shares at a price per share of € 66,55020 on 12 July 2007.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person with close association to a Supervisory Board member, sold 41,624 shares at a price per share of € 66,55020 on 12 July 2007.

Ms. Constanze Schmidt, a Supervisory Board member, sold 495 shares at a price per share of € 86.58 on 27 November 2007.

STOCK OPTION PLAN AND SIMILAR INCENTIVE SYSTEMS

By resolution of the Annual Shareholders' Meeting of Q-Cells AG on 29 December 2003, the Executive Board – or, if it was itself affected, the Supervisory Board – was authorised to issue stock options to current and future Executive Board members and employees of the Company as well as corporate boards and employees of future subsidiaries as part of the Stock Option Plan 2003. By resolution of the Annual Shareholders' Meeting of Q-Cells AG on 16 August 2005, the Stock Option Plan 2003 was concluded. Furthermore, by resolution of the Annual Shareholders' Meeting on 16 August 2005, the scope of the contingent capital for servicing Stock Option Plan 2003 was limited to the scope of the options issued by that time. For servicing Stock Option Plan 2003, the Company's share capital has now been contingently increased by up to € 1,721,688.00 through the issue of up to 1,721,688 no-par ordinary shares (Contingent Capital I).

On 16 August 2005, the Annual Shareholders' Meeting of Q-Cells AG resolved on the introduction of the Stock Option Plan 2005. The Executive Board – or if it was itself affected, the Supervisory Board – is thus authorised to issue up to 434,948 subscription rights to current and future employees of the Company and Executive Board members as well as corporate boards and employees of current or future affiliated companies. For servicing Stock Option Plan 2005, the Company's share capital has now been contingently increased by up to € 1,221,134.00 through the issue of up to 1,221,134 no-par ordinary shares (Contingent Capital II).

The Annual Shareholders' Meeting of Q-Cells AG resolved to amend the modalities of Stock Option Plan 2003 on 29 June 2006. In accordance with this resolution, subscription rights may only be exercised four times in the fiscal year within two week periods to avoid breaching rules on insider trading (even after the expiry of the two year minimum waiting period and irrespective of compliance with the performance target). These periods for the exercising of rights will each start on the third banking day following publication of the second and third quarter reports, the balance sheet press conference and the Annual Shareholders' Meeting. Exercising subscription rights is also excluded from the date on which Q-Cells AG announces an invitation to its shareholders to purchase new shares or bonds with conversion or subscription rights or obligations until the date on which the shares of Q-Cells AG with the entitlement to subscribe are first officially listed "ex rights" on the stock exchange on which the Q-Cells AG shares were introduced, both dates being inclusive.

On 14 June 2007, the Annual Shareholders' Meeting of Q-Cells AG resolved on the introduction of the Stock Option Plan 2007. Until 31 May 2011, the Executive Board – or, if it was itself affected, the Supervisory Board – is thus authorised to issue, either one or multiple times, up to 5,756,442 options to current and future employees and Executive Board members as well as corporate board members and employees of current or future affiliated companies. For servicing Stock Option Plan 2007, the Company's share capital has now been contingently increased by up to € 5,756,442.00 through the issue of up to 5,756,442 no-par ordinary shares (Contingent Capital IV).

SUSTAINABILITY REPORT 2007


WWW.SOLARTAXI.COM

Q-CELLS AG COMBINES ECONOMIC SUCCESS WITH ECOLOGICAL COMMITMENT AND SOCIAL RESPONSIBILITY.

This is our understanding of sustainability. We want to develop solar energy as the most important source of energy in the long run and make a meaningful contribution to a future worth living. As a new enterprise we regard sustainability as a challenge and at the same time a chance to fulfil our responsibility towards the environment, our employees and the community and to actively shape this ongoing process in our mutual interest.

These are the words Q-Cells AG uses on its website to describe its approach to sustainable economic development and its corporate responsibility. Filling these words with life is a task, to which Q-Cells faces up anew every day.

In this connection, our actions are guided by a basic principle, which sounds hackneyed at first but continues to provide a suitable maxim: "think globally, act locally". We think globally in our daily work, as we aim to make photovoltaics the main source of energy worldwide in future. That is ambitious but in view of the enormous risks posed by climate change, we cannot wish for anything less.

But even changes of this extent can be promoted locally and at different levels. In so doing, it is essential that we focus on sustainability's famous triple bottom line. In order to make progress, we have to pay attention to ecological, social and economic aspects.

In this report we wish to highlight the various areas in which our activities relating to sustainability have been focused. In so doing, we are guided by the guidelines in version 3.0 of the Global Reporting Initiative (GRI). However, we shall not cover the economic dimension at this point since both the relevant key data and the presentation of current and future business development are to be found in other parts of this annual report.

RESPONSIBILITY FOR THE ENVIRONMENT

A particular responsibility for the environment and the future of the planet can easily be deduced from our area of operations. After all we do not talk in vain of "clean" energies or "cleantech" when it's a matter of renewable energies. Solar energy is the renewable energy source that offers the greatest potential long term to safeguard mankind's energy supply to the greatest extent in a few decades – and without plundering nature or emitting harmful substances. However, that alone is not enough; rather it is a particular inducement to look beyond the product to the environmental compatibility of economic development.

In 2007, our environment-related activities were concentrated on the successful certification of the **environmental management system** in accordance with DIN ISO 14001 for the first time in summer. It was the focal point for many activities and structural innovations related to the issue. Q-Cells has, for example, established an Environment Committee and adopted a corporate policy, which is published on our website in the section on "Sustainability". The appraisal carried out as part of the certification process brought some gratifying results: a comprehensive energy analysis of the entire company showed that we are already working in a very energy efficient manner. The inspectors only found a few opportunities for optimisation, which we adopted without delay.

However, a certified environmental management system is only one component of corporate policy which focuses on the impact of our own activities on the environment which would like to minimise. A company can do a great deal in the field of **climate protection,** in particular, and as a manufacturer of solar cells above and beyond the product. This includes neutralising the CO_2 emissions generated by our employees' business trips by purchasing certificates and purchasing company bicycles for travelling between our sites in Thalheim to ensure that emissions of this kind are not generated in the first place. The purchase of "green" electricity to meet our demand is certainly even more important. In 2007, we started to purchase electricity that is generated 100% from renewable energy sources and will extend this to our entire production in 2009 – when existing supply contracts expire. It is by no means easy acquiring the quantities of electricity that we require on the market at economically justifiable prices. However, the significance of this measure makes the endeavours required worthwhile in every case.

Advice on reducing energy consumption and purchasing green electricity for private households also took centre stage at the first "Climate Therapy Week", which Q-Cells held in 2007. The aim was to raise employees' awareness of the issue of climate protection in their day-to-day lives outside the company through employee briefings and a special showing of Al Gore's film "An Inconvenient Truth". Enthusiastic participation in this week and the increasing number of employees, who have their own PV systems, show that they are also grappling with this central issue for the future in their personal lives. Q-Cells will continue to support its employees in this respect.

RESPONSIBILITY FOR OUR EMPLOYEES

Employees are indispensable to corporate success. That may sound like a truism but it is and will remain the case nevertheless.

In its **employee development** Q-Cells focuses above all on training and further education and on health promotion measures for its employees. The first priority is **training** young people from the region – a region that has suffered for years from migration of young people in particular and which, as a result, is heading for demographic problems that have not yet been so common, at least in Germany. Presently, we are offering around 80 young people a training place and 130 or so are to be added in 2008. We completed our own training centre in 2007, which will allow us to provide a training programme tailored to the needs of the Company and the new sector. Our junior staff will be trained in a total of 16 industrial, technical and commercial professions in an area of 2,500 m^2. In so doing, it is important for us to offer young people a realistic chance of permanent employment. We are not training people for unemployment but for forward-looking work in the Solar Valley. Incidentally, this does not only apply to really young employees: we have retrained unemployed people from the region for work in the expanding photovoltaics sector with our "Solar Workshop" project in collaboration with the Federal Employment Agency and then taken them on.

PERFORMANCE INDICATORS: ENVIRONMENT

MATERIALS IN m

	2006	2007
Materials used by weight or volume	3,849.14	7,270.78
per MWp produced	15.21	18.68
Percentage of materials used that are recycled input materials	3.4 %	39.6 %

ENERGY IN kWh

	2006	2007
Direct energy consumption	43,399,714	62,997,655
per MWp produced	171,473	161,864

WATER IN m^3

	2006	2007
Total water withdrawal	219,917	274,984
per MWp produced	868.9	706.5

EMISSIONS, EFFLUENTS, WASTE IN m

	2006	2007
Total direct and indirect greenhouse gas emissions by weight	17,197.08	30,078.46
per MWp produced	67.95	77.28

In addition to training, **further education and ongoing qualifications** for our employees play a central role. Within the framework of the "Q-Cells Academy" personnel development programme introduced in 2005, we do not provide off-the-peg training but individual training tailored to the employee's profession based on a detailed analysis of each individual's training needs.

In addition to professional education, Q-Cells also attaches importance to promoting its **employees' health,** since it provides the basic prerequisite for quality of life, performance and commitment. This is why we introduced "HerQules", our project to promote occupational health, at the beginning of 2006. We aim to promote the wellbeing of our employees long-term by providing opportunities for collective sporting activities, health advice campaigns and massage sessions during breaks. The highpoints of the year are always the regional sporting events in which Q-Cells teams participate. We have, for example, always fielded the largest team to date in the "Goitzsche Marathon" which has taken place in Bitterfeld-Wolfen since 2006.

However, health and performance depend on more factors than just physical fitness. The **work-life balance** is just as important as **an atmosphere in which conflicts at work can be resolved.** Q-Cells AG offers its employees help and support in all areas that go beyond material compensation for their work. We have given these endeavours more structure and a face with the new contact points for occupational social counselling, occupational integration management and a families' officer created in 2007. New employees, of whom there are a lot at Q-Cells, are given help in finding accommodation and dealing with the local authorities through the relocation service established in-house.

To live up to the claim of being a "family friendly company" – and we were awarded as such by the District of Anhalt-Bitterfeld in 2007 – more effectively, Q-Cells decided to build its own kindergarten last year. The aim is to provide the best possible care for employees' children – including, in particular, those working shifts. The existing local kindergartens cannot offer this service, which is why we are opening our own.

RESPONSIBILITY FOR SOCIETY

Anybody with a basic knowledge of jurisprudence is familiar with the fact that companies are persons. The claim that they are also citizens is relatively new, however, this perception is gaining ground; the "Corporate Citizen" is ubiquitous. There is no generally accepted definition of this relatively new concept but it is virtually self-explanatory: as "good citizens" companies are actively involved in their region or other social, cultural or ecological issues.

For Q-Cells AG, its own area of operations takes centre stage in terms of this involvement, as **photovoltaics offers lots of opportunities for civic involvement:** it is environmentally and climate friendly, it creates regional value added and is a good means of facilitating sustainable development. At the same time, as a company, we do not have to reinvent the wheel, since there are initiatives that are advocating solar energy as a good thing with a great deal of commitment and good ideas and which are looking for partners in industry.

These include, for example, the **Stiftung Solarenergie** (Solar Energy Foundation), which we have been supporting for several years. This foundation is involved in "solar development aid" in Ethiopia which means that it uses solar energy as means of combating poverty long term. Since for people in rural regions of the country, which ranks as one of the poorest in the world, electricity offers the chance to improve their lives. That which is inconceivable in rich countries is frequently a reality in Ethiopia: when the sun sets at around six o'clock, children can no longer study and adults can no longer pursue a secondary occupation to feed their families, because lots of people can neither afford kerosene for their dim lamps or batteries for torches. That is an ideal application for photovoltaics, because it is low maintenance and runs without fuel costs. This is why the foundation has started work on electrifying the village of Rema north of the capital Addis Ababa. But this is not a case of the traditional gifts brought by "white men", who then no longer look after them. Too many broken and unusable systems – including solar systems – in Ethiopia and in other countries are evidence of the fact that this approach is neither sensible nor sustainable. Rather the foundation is concerned with establishing a permanent and self-sustaining electricity supply with solar energy. The people in Ethiopia are to operate the installed solar systems themselves and use them for education, health and business – and pay for them. This approach to which the concept of "helping people to help themselves" really applies, has also persuaded Q-Cells, which is why we have supported the foundation since 2005. We took a further step together in 2007. As patron, Q-Cells AG not only supports the newly established "International Solar Energy School" in Rema financially but also with our employees' expertise. In autumn and winter 2007, four employees from the research and development department spent a few days in Ethiopia to convey theoretical and practical knowledge of photovoltaics in a "Train the Trainer" programme at the University of Addis Ababa on the one hand and in the new school itself on the other hand. The extremely positive impressions, with which our colleagues returned from Africa, have confirmed our view that the foundation's work really does make sense. We shall therefore continue to support it and become more heavily involved in the work of the Solar Energy School.

The **solar taxi,** which is currently travelling round the world with support from Q-Cells, will not go to Ethiopia but it has visited lots of other countries around the world instead. The Swiss adventurer and activist Louis Palmer had the idea of circumnavigating the globe in a car powered solely by solar energy. Thanks to Swiss engineering skills, the "solar taxi" was created, which has been carrying the idea of solar mobility and the Q-Cells name round the world since summer 2007. We thought the idea was so good that we have become the project's main sponsor. Our company's cells are, of course, to be found on the solar taxi's trailer, which supplies the electric car with some of the electricity it needs. The additional electricity required is generated from a photovoltaics system on the roof of the headquarters of the Swiss telecommunications company, Swisscom, and fed into the network which Palmer makes use of during his world trip. The idea is not simply to travel and to provide a motif for the now ubiquitous mobile phone cameras but to meet people in all regions of the world, who are campaigning for a sustainable energy supply – scientists, activists and politicians – and to take them a short distance on the journey. That is why it is called "solar taxi".

In addition to interesting and bizarre experiences and encounters in South Eastern Europe, the Near East, India and Australia, the taxi's stint at the World Climate Conference in Bali in December 2007 was certainly the highpoint of the journey. Palmer transported delegation members from all over the world and demonstrated an innovative solution for humanity's pressing problems – solar energy. Rajendra Pachauri, the Chairman of the UN Intergovernmental Panel on Climate Change and Nobel Prize winner, also travelled in the taxi, as did Achim Steiner, the Executive Director of the United Nations Environment Programme, and various environmental ministers including ex-rock star Peter Garrett from Australia.

And the taxi still has some way to travel: it will be visiting China and Japan as well as North and South America, North Africa and Western Europe, as there are people to be met everywhere who share the vision of Louis Palmer and Q-Cells: that solar energy will become humanity's most important source of energy.

But solar energy can not only benefit distant countries, it can help us too. The Naturstiftung David based in Erfurt is pursuing a very good approach. Its **"Sonne für Vereine" (Sun for Societies)** project aims to allow non-profit societies to finance their own work, whether in the environmental sector or working with young people, long term through photovoltaic systems. The Naturstiftung advises the societies and organises modules, which can be offered on favourable terms thanks to its partners in industry. This kills two birds with one stone: the societies can finance their valuable work and photovoltaics makes a further small contribution to a sustainable and secure energy supply. This year, the first PV systems provided as part of this project will be connected to the grid in Saxony-Anhalt and Saxony with the help of Q-Cells.

But a company's civil involvement means more than supporting a commitment to civil society. It also means being in **constant dialogue with politicians** and appearing in public, at forums, events and seminars, since a democratic public needs information and opinions.

Political involvement on the part of companies is often viewed critically by the public. The warhorse of the Civil War and subsequent president of the USA, Ulysses S. Grant, was being anything but friendly when he described the companies' representatives waiting for congressmen in the lobby of the Willard Hotel in Washington, DC as "those darn lobbyists" 140 years ago. He may not have invented the term, as many claim, but Grant's disparaging tone is still commonplace today. Contrary to the established caricatures, when it is a matter of this issue, it is not only legitimate for companies in a democracy to introduce their interests to the political debate but also to make an important contribution to reaching a decision based on facts.

Q-Cells has also sought contact with politicians in 2007 and will continue to do so. We have done this both within the framework of sector associations and also independently. The most important issue was, of course, the amendment to the Renewable Energies Act (EEG), which is due in 2008. Since this Act remains one of the most important foundations for the rapid growth in the photovoltaics sector, Q-Cells has a major interest in ensuring that the regulation will be continued in such a way that the German PV sector is not jeopardized – until other, subsidised or unsubsidised, markets can take on the role as the leading markets. This is why we have been assiduous in seeking contacts with members of the Bundestag and ministerial representatives, in order to give them an understanding of the significance of the Act for the sector and the German employment market, particularly in the eastern part of the country. The visit of Michael Glos, the Minister for Economics and Technology, to inaugurate production line V in Bitterfeld-Wolfen was certainly a highpoint in these activities. To represent our position, we have worked closely with other companies in the sector and the German Solar Industry Association (BSW-Solar).

Companies in the solar energy sector also got involved at a European level last year. The reason for this was the submission of a draft by the European Commission for a directive on the promotion of renewable energies dated December 2007. It was targeted at implementing the European Council's target that 20% of primary energy consumption should be met from renewable energy sources by 2020. However, the draft provided for the introduction of a mandatory trading system with certificates, so called guarantees of origin, for renewable energy. A system of this kind, which functions very poorly in member states such as Great Britain, would undermine successful national subsidy systems based on fixed feed-in tariffs and would threaten the existence of the European photovoltaics industry. However, the industry together with the governments of a few member states, most notably Germany and Spain, succeeded in convincing the Commission that its plans would not achieve the right results.

In addition to sector-relevant activities of this kind, Q-Cells also supports **political education** in the immediate vicinity. Last year, for example, we also sponsored the series of events "Forum Zukunft" (Future Forum) organised by the Konrad-Adenauer-Stiftung e.V. and the political workshop organised by the German Social Democratic Party. We are of the opinion that it is part of companies' responsibility to support the democratic polity, which also, and most notably, includes political education.

Q-Cells AG is a **member of several sector associations.** In addition to BSW-Solar and the European Photovoltaic Industry Association EPIA, these include the Italian Assosolare, the US Solar Energy Industry Association (SEIA) and the JPEA, the Association of the Japanese Photovoltaics Industry. Furthermore, Q-Cells is a member of the Alliance for Rural Electrification (ARE) and since 2008 an auxiliary member of the European Forum for Renewable Energy Sources (EUFORES), an association of members of various European parliaments. The CEO of Q-Cells AG, Anton Milner, is a member of the Executive Board of both BSW-Solar and the EPIA. Mr Milner is also a member of the steering committee of the PV Technology Platform, a scientific body, which advises the EU Commission on questions relating to the future development of photovoltaics. Q-Cells is represented on the Executive Board of Assosolare by Matthias Altieri, Key Account Manager for Italy. In addition, Q-Cells' employees work in various working groups runs by the associations on the basis of their position in the Company and their specialist qualifications.

THE SHARE

In fiscal 2007, the Q-Cells share increased in value by 186.5% and closed the trading year at € 97.60. As a result – as in the previous year – Q-Cells markedly outperformed the comparative indexes, namely the DAX, TecDAX and PPVX.

MIXED RESULTS ON INTERNATIONAL EQUITIES MARKETS

Following a positive first half of the year, international equities markets were caught in the tailspin caused by the crisis on the US mortgage market in the second half. As a result, both US indices, namely the Dow Jones and the broader S&P 500 closed the second half with a negative performance. In 2007 as a whole, the Dow Jones and the S&P 500 put on 6.4% and 3.6% respectively. Japan's leading index, the Nikkei 225, closed the year 8.8% down because of the falls in share prices in the second half. By contrast, the European leading index, the Euro Stoxx 50, gained 6.6% in 2007. The DAX performed far better, gaining 22.3% in 2007.

In 2007, solar equities markedly outperformed the general market. This is also reflected in the 30.2% growth in the TecDAX. With a weighting of over 10%, Q-Cells is the largest single stock in the TecDAX, whose performance is strongly influenced by the solar sector. This is even more clearly apparent in the 151.6% surge in the Photon Photovoltaic Stock Index (PPVX), which is made up of 30 international solar companies, in 2007.

THE Q-CELLS SHARE SIGNIFICANTLY OUTPERFORMS COMPARATIVE INDICES

In 2007, the Q-Cells share rose by 186.5% and consequently outperformed all the comparative indices markedly. Within the TecDAX, the Q-Cells share achieved the second best performance.

Following a positive start to the year, the conclusion of a contract for the purchase of directly purified metallurgical silicon, the simultaneous investment in our Norwegian supplier Renewable Energy Corporation (REC) and the announcement of the provisional figures for fiscal 2006 caused the share to surge to € 50.00.

SHARE PRICE DEVELOPMENT FROM JANUARY 2007 TO FEBRUARY 2008 IN €


100
80
60
40
20
0
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb.

KEY SHARE DATA

Ordinary shares	
Symbol	QCE
Security identification number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE GR
Reuters	QCEG.DE
TecDAX listing	since 19 December 2005
Preference shares (not listed)	
Security identification number (WKN)	A0MFZE
ISIN	DE000A0MFZE1

		2007	2006	2005
Number of ordinary shares as at 12/31 (listed)	Units	80,689,389	74,729,728	73,760,312
Number of preference shares as at 12/31 (unlisted)	Units	30,569,984	–	–
Total number of shares as at 12/31	**Units**	**111,259,373**	**74,729,728**	**73,760,312**
Average number of ordinary shares	Units	78,665,450	74,072,486	63,760,312
Average number of preference shares	Units	27,554,862	–	–
Average total number of shares	**Units**	**106,220,312**	**74,072,486**	**63,760,312**
Ordinary shares				
Share closing price for the year (XETRA)	€	97.60	34.07	24.63
Share price high for the year (XETRA)	€	99.62	24.33	27.01
Share price low level for the year (XETRA)	€	34.30	48.03	19.75
Market value of the ordinary shares as at 12/31	€ million	7,875	2,536	1,817
Average number of shares traded daily	Units	601,406	579,939	431,117
Average trading volume per day	€ million	37.67	19.87	10.44
Earnings per ordinary share (undiluted)	€	1.40	1.31	0.63
Earnings per ordinary share (diluted)	€	1.35	1.24	0.59
Operating cash flow per ordinary share	€	1.93	0.32	0.35

Following a subsequent slight consolidation, discussions in the run-up to the EU Summit on climate change at the beginning of March and the compromise reached there – a fifth of the energy requirement within the EU is to be covered from renewable sources by 2020 – provided a sustained positive market environment in which the Q-Cells share advanced to a new high of € 54.00 at the end of April.

The release of the first quarter results and the simultaneous announcement of an increase in forecasted sales and net income in 2007 in mid-May were positively received by capital market players. Boosted by a tailwind of good corporate news, the Q-Cells share reached its highest level in the first half of 2007 on 15 June at € 65.00.

In the second half, the Q-Cells share started trending upwards and hit a new high, at € 69.13, on 10 July. The subsequent softening in the market and the beginning of the crisis in the US mortgage market caused it to lose ground. In this market environment a further increase in the Company's forecast for 2007 in mid-August was not rewarded, instead the Q-Cells share fell to its lowest level in the second half, at € 56.32, on 17 August.

As the situation on markets improved, the Q-Cells share recorded above average gains over the rest of the third quarter. Both in the run-up to and following our first Capital Markets Day on 30 October, the Q-Cells share posted further marked gains. A new all-time high was reached on 8 November at € 99.18. The share's performance was characterised by considerable volatility over the rest of the year and led to a new all-time high of € 99.62 on 12 December. The Q-Cells share closed the 2007 trading year at € 97.60.

Because of the general malaise affecting markets the Q-Cells share fell sharply in January and closed at the lowest point so far this year of € 55.00 on 8 and 11 February. The price stabilised shortly before the announcement of the 2007 results, which exceeded analysts' forecasts, on 19 February, 2008. Subsequently the share has traded in a range from € 50.00 to € 70.00.

In 2007, the Q-Cells share's average daily trading volume increased sharply, namely by 87.4 % to € 9.5 billion, compared with previous year. This equates to an average daily trading volume of € 37.7 million.

SHAREHOLDER STRUCTURE (AS OF 12/31/2007)

ORDINARY SHARES: 80,689,389



■ **29.1%** Good Energies Investments B.V. (23,466,513)

■ **12.8%** FMR (Fidelity) (10,372,204)

58.1% Other (46,850,672)

70.9% Free Float (FMR (Fidelity) and Other)

TOTAL SHARES: 111,259,373



■ **27.5%** Preference shares (30,569,984)

■ **21.1%** Ordinary shares (23,466,513)

48.6% Good Energies Investments B.V. (Preference shares and Ordinary shares)

■ **9.3%** FMR (Fidelity) (10,372,204)

42.1% Others (46,850,672)

51.4% Free Float (FMR (Fidelity) and Others)

PERFORMANCE OF THE Q-CELLS SHARE AND COMPARATIVE INDICES IN 2007
SHARE PRICE (IN €)


100
90
80
70
60
50
40
30
20
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.

■ Q-Cells +186.5% ■ PPVX +151.6% ■ TecDAX +30.2% ■ DAX +22.3%

NUMBER OF ISSUED SHARES

As part of the investment in REC on 5 February 2007, a total of 34.32 million new shares were issued to Good Energies in the course of a capital increase through contributions in kind. Of these shares, 3.75 million were issued as ordinary shares and 30.57 million as preference shares. A total of 2.21 million new shares were issued to our employees within the framework of employee participation plans in the past fiscal year. In total the number of outstanding shares (ordinary and preference shares) increased by 36.53 million to 111.26 million units.

ANNUAL GENERAL MEETING

The second Annual General Meeting after the IPO was held on 14 June 2007, again in Berlin. The agenda included the following important decisions regarding the development and financing of the Company, each of which were approved with a substantial majority:

- Complete reinvestment of accumulated profits 2006
- Authorisation to increase shareholders' equity in return for cash contributions or contributions in kind with the option of excluding shareholders' subscription rights by up to 50% of the share capital
- Creation of a new stock option program for employees
- Issue of option and/or convertible bonds with a total nominal value of up to € 3 billion excluding shareholders' subscription rights
- New authorisation to buy back own shares up to 10% of shareholders' equity

Because our business is expanding so rapidly the Annual General Meeting has decided not to pay a dividend for fiscal 2006. Investment in our core business as well as in new technologies again far exceeded the financial resources generated from operations in fiscal 2007. We also wish to participate in the rapid growth rates that will characterize the solar sector in the next few years and consequently increase the Company's value. We therefore view this dividend policy as optimal for our Company and our shareholders.

This year we shall hold our Annual General Meeting on 26 June 2008 in Leipzig, not far from where our Company is located.

ALLOCATION OF ANALYSTS' RATINGS (AS AT 14 MARCH 2008)


21 Buy
4 Hold
1 Sell

INVESTOR RELATIONS

We place great value on the open and in-depth communication with analysts, investors and small investors. The participants in national and international capital markets need much information to make their investment decisions. Accordingly, the Board of Directors and Investor Relations department seek to engage in a dialogue the market players on an ongoing basis in order to meet these needs.

Alongside taking part in national and international investor conferences, we conducted and are conduction regular road shows for institutional investors both in Germany and in other European countries. In addition to numerous investor and analyst visits to our company site in Thalheim, we use teleconferences to provide information on the newest developments and additionally make this information available in comprehensive company presentations that are accessible via the Internet. In the past fiscal year, we were able to expand greatly coverage by analysts of large banks, particularly foreign banks. In 2007 alone we had 11 re-nowned banks, such as UBS, Merrill Lynch, Société Générale, PacificCrest or Nomura, for example, who included Q-Cells' shares in their coverage. Thus, currently 26 institutions are closely monitoring Q-Cells, issuing assessments and recommendations. DZ Bank temporarily suspended coverage in the course of the year.

In mid-March, 21 of the banks covering the Company recommend buying Q-Cells AG's shares. Four analysts have the rating Hold and one analyst recommend selling Q-Cells AG's shares.

In addition to investor conferences and road shows, we also talked to many investors at solar trade fairs in Freiburg, Milan and Long Beach (USA). In addition, analysts and investors could see the progress in the Solar Valley for themselves during our first Capital Markets Day on 30 October.

THE DAILY RADIATION FROM THE SUN EXCEEDS GLOBAL ENERGY CONSUMPTION AND ALL OTHER ENERGY RESERVES BY A CONSIDERABLE FACTOR. SUN ENERGY OFFERS THE OPPORTUNITY TO COVER HUMAN ENERGY REQUIREMENTS ON A LONG-TERM AND SUSTAINED BASIS. IN HUMAN TERMS, THE ENERGY OF THE SUN KNOWS NO END AND NO LIMITS. ON THE OTHER HAND, FOSSIL FUELS ARE BECOMING SCARCE. AND SCARE MEANS EXPENSIVE. THE GREENHOUSE EFFECT AND THE RESULTING CLIMATE CHANGE IS COMPOUNDED BY ENERGY BECOMING STEADILY MORE EXPENSIVE. THE TRADITIONAL WAY OF GAINING ENERGY IS INCREASING BECOMING AN ECOLOGICAL AND ECONOMIC PROBLEM. IN THE MEDIUM- AND LONG-TERM, PHOTOVOLTAICS OFFER A WAY OUT OF THIS FATAL TREND.

DID YOU KNOW ...



... THAT THE SUN IS A HOT TOPIC?



TO BE PRECISE, IT'S 15 MILLION DEGREES CELSIUS AT ITS CENTRE AND STILL 6,000 DEGREES ON THE SURFACE. FOR THE EARTH, THIS BURNING BALL OF GAS IS ALMOST THE ONLY SOURCE OF ENERGY: 99.98 % OF THE ENERGY THAT FEEDS THE EARTH'S CLIMATE COMES FROM THE SUN – THE BEGGARLY REMAINDER COMES FROM GEOTHERMAL SOURCES.

The sun's core is a gigantic power station. Enormous pressure and high temperatures result in nuclear fusion: two atomic nuclei merge to form one; helium is generated from hydrogen atoms. This process releases energy, which also reaches our earth in the form of vast quantities of solar radiation. Albeit only 170,000 years later, which is how long it takes the radiation to work through from the sun's core to its surface. The eight and a half minutes, which the sun's rays then take to reach earth, are of no consequence by comparison.

The amount of energy that the earth receives from the sun in 40 minutes is sufficient to cover the global population's demand for primary energy for a year. Of course, we can only use a fraction of this technically – but for all that the supply is more than generous. But nothing is unlimited. At some time the hydrogen atoms that fire this furnace will be exhausted. However, we do not have to worry about this. It is estimated that it will take five billion years for the sun to be extinguished. That's the kind of residual term that we can all live with!

ACTUALLY AN UNDERSTATEMENT: THE SUN IS VIRTUALLY A JOBS MACHINE. ONLY RARELY IN MODERN INDUSTRIAL HISTORY HAS A NEW TECHNOLOGY CREATED SO MANY JOBS AS SOLAR ENERGY.

Last year alone, according to statements by the German Solar Industry Association, 10,000 new jobs were created. In total, some 40,000 people are employed in the German solar industry, the wholesale trade and in installing and servicing solar systems. The hundreds of jobs in research should not be forgotten either. This means there are already more employees than in German coal mining or in nuclear power.

Photovoltaics (PV) has made a material contribution to this "jobs miracle". Before a photovoltaic system on a roof supplies electricity, it goes through six stages: silicon production, wafer, cell and module manufacture, system integration and installation. People work on all stages of the value-added chain – notwithstanding continuing automation.

The unanimous view of many experts is that photovoltaics is just starting its global success story. The Swiss Bank Sarasin & Cie, one of the world's leading banks for sustainable investment, is expecting annual growth rates in the global PV market of up to 50% over the next few years. The sector could employ two million people as early as 2020, of whom more than 100,000 will be employed in Germany alone. These are crisis-proof, forward-looking jobs – not obsolescent models.




Working in Solar Valley – today more than 3,000 persons in Bitterfeld-Wolfen already work in photovoltaics. And the trend is upwards – by 2010 the figure is set to be more than 5,000.

DID YOU KNOW …

… THAT BODY-BUILDING CLEARS THE MIND FOR NEW IDEAS?






mt
17

...ARNOLD SCHWARZENEGGER IS WELL-KNOWN FOR HIS MUSCLES, WHICH HAVE MADE HIM RICH. HE COULD HAVE RESTED ON HIS LAURELS AND ENJOYED LIFE AS A CELEBRITY IN HIS CALIFORNIAN VILLA. INSTEAD HE WENT INTO POLITICS AND PROMPTLY BECAME GOVERNOR.

The idea that intelligence must always be in inverse proportion to muscle is certainly not the case for "Arnold", as he is known on the official government website (www.ca.gov). He studied economics and has two honorary doctorates.

Schwarzenegger's environmental policy shows clearly that he not only thinks logically but sustainably. In addition to the world's most stringent emissions policy for cars, his energy policy can be seen: California is betting on solar energy. It is to account for a large part of the energy mix, which is actually logical given that the west coast state can expect 300 days or more of sunshine in most regions.

California has become the hot spot for solar energy. The most populous state in the USA will make available around three billion dollars for the installation of systems generating 3,000 MW of solar electricity up to 2017. The "California Solar Initiative" is the largest solar promotion programme the United States has ever seen. Here's food for thought – if this solar programme is implemented on individual houses with an average system size of three kilowatts, this will result in photovoltaic systems on a million roofs.

Lots of money, even more sun and a governor who thinks sustainably: All the framework conditions militate in favour of a solar boom. Photovoltaics is becoming big business in California.

The "governator" takes a stand on sustainability – with various initiatives, also for renewable energies, the Republican Schwarzenegger also takes on his President and the establishment of his party. Because he has an eye on the future – a good example for politicians the world over.

... THAT HAPPINESS SOMETIMES ONLY NEEDS ONE BULB?

PEOPLE IN INDUSTRIALISED COUNTRIES HAVE BEEN FAMILIAR WITH IT FOR AROUND 100 YEARS:

You flick a switch and the light goes on. Nobody in the rich countries thinks it's a miracle anymore – electric current and consumers of electricity such as light bulbs, televisions, computers or even production machinery are part of everyday life.

Hang on a moment – to be precise, part of *our* everyday life. For almost two billion people the opposite is the case: they have no access to an electricity network. They live and work in the rural areas of developing and emerging countries. They must either manage entirely without electricity or with occasional electricity from generators that are often old and inefficient.

The consequences for these people are grave. We think all too quickly of the amenities of modern household appliances and consumer electronics. The problem is more serious. If you have no electricity, school can only take place in daylight hours – it's hardly possible to do your homework in the evening, access to a computer remains a dream. If you have no electricity, a drill will only work if you turn the flywheel – productivity is antediluvian. Briefly, if you have no electricity, your chances of education fall by the wayside and the local economy stagnates at a pre-industrial level.

Solar electricity could cut the number of people affected rapidly. Photovoltaic systems alone or as a hybrid system combined with other electricity generators produce enough electricity to supply households and small businesses. The European Photovoltaic Industry Association (EPIA) is an active member in the Alliance for Rural Electrification. "Photovoltaics has proved itself as one of the best technologies for facilitating flexible and long-term solutions for supplying electricity in the world's poorest countries", points out EPIA Vice-President Ernesto Macias.

To be able to learn by light – this is why a simple light bulb could become the key to a worthwhile future for a school child in the third world.



...THAT IT'S NOT ONLY TOURISTS THAT APPRECIATE THE MEDITERRANEAN SUN?





THE FIRST TO ARRIVE IN THE 1930S WERE THE RICH AND FAMOUS, 30 YEARS LATER THEY WERE FOLLOWED BY MR AND MRS SMITH – THE MEDITERRANEAN IS THE WORLD'S MOST POPULAR HOLIDAY DESTINATION.

220 million holidaymakers go there year after year. The figure is growing and, according to estimates by the WWF, will amount to more than 600 million in 2025. What are people seeking there? In addition to the impressive number of cultural treasures, it is, most notably, the sunshine that attracts people.

In most Mediterranean regions, the sun's rays are far more intense than in the countries of Central and Northern Europe, often twice as powerful. If you add the North African countries bordering the Mediterranean, a sunbelt that is 3,000 kilometres long and 2,000 kilometres wide extends along the south of the European continent. Enormous potential, the vast majority of which is still waiting to be exploited.

Admittedly, the solar future has already started in a few Mediterranean countries. Spain is leading the way. The Spanish government's plan for renewables originally envisaged increasing the installed photovoltaic output to 400 MW – this figure was exceeded as early as autumn last year. From October 2006 to October 2007, the Spanish market grew from 115 to 410 MW installed output - growth of 250% thanks to a feed-in tariff based on the German model. The Italian market is also enjoying dynamic growth with its equally attractive feed-in tariff. The target: 3,000 MW photovoltaic output by 2016 – the current football world champions prove their sportsmanship once again.

Use of photovoltaics will reach an entirely different dimension if the desert areas of North Africa bordering the Mediterranean are opened up for solar energy research. The electricity generated there can be transported to the industrial centres in the north with justifiable losses of 10% – 15%. Large scale ground-mounted photovoltaic systems or solar thermal power stations would reduce Europe's dependence on imports of fossil fuels and provide the North African countries with a significant boost to their development – sustainable solar euros instead of declining petrodollars.





Solar modules in a beautiful landscape – in Spain's booming solar market there is demand for large PV power plants.

...THAT PHOTOVOLTAICS IS RUNNING ON THE INSIDE LANE?

NOBODY SHOULD FOOL THEMSELVES: PHOTOVOLTAICS IS COMPETING IN A TOUGH RACE. ITS COMPETITORS ARE OIL, COAL, GAS AND NUCLEAR TECHNOLOGY.

When this race began, photovoltaics started as a rank outsider for many commentators, for some it did not even stand a chance. It is now en route to the winner's podium. There are three reasons for this:

- ☐ **Firstly,** its old sporting comrades, oil, gas and coal have been going like the clappers for 200 years in some cases. They are running out of puff – despite intensive doping.
- ☐ **Secondly,** nuclear power, stuffed to the gills with growth promoting hormones has proved to be an unpredictable loose cannon – disqualification.
- ☐ **Thirdly,** photovoltaics is running on the inside lane – and whoever is on the inside lane will catch up. While oil, gas and coal are becoming ever more expensive, photovoltaics is becoming ever more cost effective.

And this must be the case. Photovoltaics is – when considered by big business – a relatively new technology. It is therefore subject to the same economic laws as other new technologies that are making the transition to mass production. One of these is that a doubling of the market leads to a reduction in costs of 20%. Photovoltaics has followed this so-called learning curve on average over the past ten years – notwithstanding a few short term price fluctuations.

"Grid parity" is the next target. This means that generation of a kilowatt hour of solar electricity costs exactly the same as consumers pay for a kilowatt hour of conventional energy – and less and less after that. In this respect the price curves of the increasingly expensive fossil fuels are meeting the falling cost of photovoltaics. Conservative forecasts show that grid parity for a photovoltaic system in Central Europe can be achieved in around 2020 and in Southern Europe or the sunny states of the USA in around 2012.

It is not yet the final victory for a sustainable energy supply with solar electricity – but it is ideally placed for the final straight.



DID YOU KNOW ...

... THAT THERE IS A VALLEY WITHOUT MOUNTAINS?




ONE SUN. ONE WORLD. ONE Q.

THE BITTERFELD REGION HAS NOW BECOME ONE OF GERMANY'S LEADING AREAS OF INNOVATION. ITS TOPOGRAPHY IS LIKE THAT OF THE GREAT PLAINS – FLAT WITH FAR REACHING VIEWS, NOT A HINT OF MOUNTAINS, NOT EVEN ANY HILLS TO DRAW THE EYE. A TRADITIONAL THREE-GEAR BIKE WILL GET YOU ANYWHERE HERE.

How craned is my valley: There is no rest for the construction workers in the Solar Valley. As soon as a solar plant is finished, the building of the next one begins. For the world needs clean energy.



Despite this, there is a valley here: right in the middle, in Wolfen/Thalheim, you can find the Solar Valley. The name is taken from the famous Silicon Valley in California. The comparison is far from inappropriate. There, as in Wolfen, momentous changes are afoot. Silicon Valley is equally synonymous with the farewell to the industrial age and the beginning of the knowledge and technology society. Solar Valley in Wolfen stands for no less than the farewell to fossil fuels and the move to a sustainable energy industry – in brief, for the energy revolution.

Silicon, as processed by Q Cells AG in its five production lines, plays a crucial role in the Solar Valley – but it is by far from being the only one. Solar Valley is synonymous with technological diversity. For example, EverQ AG produces low cost solar modules from solar cells manufactured using a String Ribbon process in the Solar Valley.

In addition to the traditional silicon solar cell from a sawn or drawn basic material – called a wafer – so-called thin-film modules are gaining ground rapidly. The term thin-film is used to describe various module designs. Q Cells is involved in all economically relevant ones through an affiliated company or a subsidiary:

- ☐ Calyxo GmbH manufactures solar modules from a particular semiconductor: cadmium-telluride. This solar module is currently the cheapest to manufacture worldwide.
- ☐ Sontor GmbH combines two thin films on one solar module. This combination makes particularly effective use of sunlight.
- ☐ Solibro GmbH uses a copper based semiconductor with additional elements of germanium, indium and selenium. These solar modules offer the highest efficiency ratings among the thin-film applications.
- ☐ CSG Solar AG manufactures its solar modules by depositing an extremely thin film of silicon on a glass substrate from a gas containing silicon. This facilitates large scale applications.

Extremely modest consumption of materials and accelerated production processes are common to all. Despite this, these technologies will not replace the standard cell for the foreseeable future – the standard cell is still most effective at converting sunlight into electricity. However, thin-film modules are acquiring their place in the photovoltaics technology mix – and it's good to be leading the way.

WE WANT TO EXPAND OUR PRODUCTION CAPACITY, ADVANCE OUR SUCCESSFUL METHODS ON AN ONGOING BASIS, INVEST IN KEY TECHNOLOGIES OF THE FUTURE AND REDUCE COSTS FOR SOLAR CELL PRODUCTION CONSIDERABLY AND RAPIDLY ON THE BASIS OF TECHNOLOGICAL PROGRESS.

GROUP MANAGEMENT REPORT

OVERALL ECONOMY AND INDUSTRY

The global economy continued on its growth path in 2007. With growth of 5.1 % anticipated, global production grew at a similar rate to 2006. However, the economic climate deteriorated sharply in the second half of 2007. This was caused by turbulence on the financial markets – triggered by the US real estate crisis. Overall economic growth was far more heterogeneous than in recent years. The economy in the euro zone held firm-gross domestic product (GDP) here is expected to have grown at much the same rate, at 2.6 %, as in the previous year. Among the EU's 27 members, GDP even increased by 2.9 %. In the two major economies, namely the USA and Japan, economic activity slowed markedly. In the course of 2007, GDP forecasts for the USA were revised substantially downwards with most estimates standing at between 1.9 % and 2.4 % in December 2007.

The Japanese economy is also losing momentum although the economy is still clearly advancing with growth in 2007 expected to reach 2 %. Yet again, global growth was driven by China in 2007. The Chinese government did try to squeeze growth to below 10 % in 2007 by raising interest rates, taxing exports more heavily and massively restricting credit to counter the economy's tendency to overheat, however, its endeavours remained fruitless. The Chinese economy is estimated to have grown by 11.7 % in 2007.

While the ongoing crisis in financial markets hit the global economy at a robust phase in summer 2007, its effects are likely to be felt in 2008 and probably even in 2009. A further slowdown in economic activity in the USA and Japan is to be assumed and the US economy may even suffer a slight recession in the current year. In the euro zone, the economic situation looks buoyant although the rate of expansion is likely to slow slightly. GDP growth will be lower this year, at 2.1 %, than it was in 2007 (2.6 %). China – together with other Asian economies – will maintain its role as the global economy's economic powerhouse with economic growth of close to 11 % in 2008.

However, good prospects in Asia will not be enough to offset the slowdown in growth in the USA, Japan and the euro zone. Economic growth is also slowing in the majority of the emerging economies. Given this background, slightly slower growth in the global economy of 4.5 % is to be expected.

Germany continues to enjoy a strong economic upturn, gross national product increasing by 2.6 % in 2007. However, the growth curve will flatten – in 2008, there is a general expectation that growth will reduce to between 1.8 % and 1.9 %. The reasons for the slower growth rate are to be found in the deterioration in the framework conditions for the global economy; the uncertainty on financial markets and the weakness of the US dollar, which could cause foreign demand to weaken. This will mean that domestic demand will become the main driver of economic growth; generally, there are no signs of inflationary pressures. In this respect, it can be assumed that the European Central Bank will not raise its key interest rate in 2008.

The risks to global economic growth are primarily posed by the USA, whose economy is responsible for almost a quarter of global gross domestic product. The impact of the American real estate and financial crisis remained contained in 2007; however, its ramifications are not yet entirely foreseeable.

In recent years, energy prices have proved to be a recurring feature among risk factors – particularly in terms of the price of crude oil. Last year, the price per barrel briefly hit the 100 dollar level for the first time. In 2007, the price averaged USD 74 per barrel, which means that the average price has risen threefold since 2000 – given increasing volatility, a reversal in this trend is neither foreseeable nor expected. Unlike the oil shocks of the 1970s, political factors are virtually immaterial to the current trend in oil prices. The increases are far more attributable to the booming economies in Asia and their rising demand for energy. We cannot therefore hope for any easing in demand that might reduce prices. On the contrary, the global economy's demand for energy is likely to increase by 50 % in the next few years and send demand for oil sky high.

This also means that CO_2 emissions could increase sharply – namely in line with the use of fossil fuels. The Bali conference in December as a continuation of the Kyoto process made clear that the majority of countries will no longer put up with this development. There is a broad consensus that the costs of climate change are greater than those of measures that increase energy efficiency and of converting the energy supply to environmentally friendly processes.

This means that in future considerably more resources will be directed towards the use of regenerative energies in which Germany leads the field. Germany's environmental sector could achieve the same economic significance in ten years as that currently enjoyed by its automotive or engineering sectors.

In particular, photovoltaics (PV) – that is the direct generation of electric current from sunlight can look back on an unparalleled success story. The German market has been posting double-digit growth for years. 2007 was a record year. The number of photovoltaic systems in Germany increased by 130,000 to 430,000. According to provisional estimates, the expansion exceeded the 1,000 MWp threshold and boosted the aggregate installed PV output to 3,800 MWp – the output of three medium-sized nuclear power stations. This output is sufficient to supply all the electricity needs of a major city like Hamburg. In 2007, the German PV sector achieved sales of € 5.5 billion, which equates to an increase on the previous year of 23%. The number of people employed in the sector rose by 10,000 to total 40,000. Experts assume that photovoltaics can make a contribution of 25% to Germany's energy mix in the long term.

Germany remains a heavyweight among national PV markets with a share of around 50% of the global market. In 2006, this share amounted to 58%. The relative significance of Germany will decline further as additional important PV markets are emerging in the USA, Italy, Spain and Portugal as well as in Far Eastern countries. Among German solar companies, this development is reflected in an ever increasing focus on exports. On average the export ratio in the sector reached 38% last year. The Bundesverband Solarwirtschaft (German Association for the Solar Industry) expects an export ratio of 50% in 2010.



The global PV market will expand rapidly overall; estimates of annual market growth are as much as 50%. However, there is no consensus as to when the current silicon shortage will finally be resolved, which means that an inadequate supply of raw material, namely silicon, to PV companies could limit growth of this kind beyond 2008. The raw materials shortage affects companies to a differing extent; last year, some succeeded in securing long-term contracts for sufficient quantities through successful procurement management and, as a result, have largely guaranteed utilisation of their production units. It is also the case that polysilicon production capacity is currently being substantially expanded worldwide and could amount to three times the current volume, at around 130,000 tonnes, in 2010.

The shortage of silicon also meant that companies increasingly focused on thin-film technologies in 2007. Production was substantially expanded: currently over 80 companies worldwide manufacture thin-film cells or are establishing production plants. The proportion of thin-film production to global module production could rise from the current figure of 8% to over 20% in 2010.

Q-CELLS' BUSINESS SITUATION

Q-CELLS' STRATEGY

Q-Cells AG succeeded in continuing its profitable growth in 2007. Despite the involvement of many new companies in solar cell production and the simultaneous rapid expansion in the market of around 50 %, we were able to expand our market share slightly. Since the previous global market leader Sharp produced fewer solar cells in 2007 than in 2006, Q-Cells became the global market leader in the manufacture of solar cells for the first time.

In order to contribute to photovoltaics supplying a perceptible share of the energy mix, our strategy has two major pillars: growth and cost reduction. Despite the rapid growth rates of the past, the share of photovoltaics in German provision and even worldwide remains very low. Photovoltaics can only increase this share significantly through continuing rapid growth combined with continuous cost reduction.

As one of the leading companies in the solar sector, Q-Cells is rising to this challenge. We shall continue to expand our production capacity both in our core business and in thin-film technologies in future, reduce the costs of the production process through technological improvements and invest in promising new technologies that demonstrate the potential to produce solar modules at far lower cost. We view this cost reduction as necessary, to ensure that electricity generated by photovoltaics becomes cheaper for consumers at peak times than electricity generated using conventional means (network parity). The two US states Hawaii and California and Italy have the best prospects of achieving this network parity in the medium term, as they are characterised by substantial levels of solar radiation and high peak load electricity prices for households.

PRODUCTION IN MWp


166
253
389
Q.CELLS
428
435
363
Sharp
82
160
336
Suntech
142
180
207
Kyocera
21
60
200
FirstSolar
2005
2006
2007



We aim to achieve a further increase in the value of our company with this strategy. Beside these non-financial targets, the gross margin, the EBIT margin and the return on sales are the financial parameters influencing our decisions.

We pursued this strategy successfully in the past fiscal year. Outstanding events in fiscal 2007 include:

- The commissioning of the first and second sections of line V, allowing the first solar cells to be produced from our new production line at the end of the second quarter of 2007. The third and final section of line V will be completed in the course of the first half of 2008.

- As a consequence of ramping up line V, annual production capacity increased markedly from 336 MWp at the beginning of 2007 to 516 MWp at the end of 2007.

- In addition to substantial investment in expanding capacity in its core business and in new technologies, Q-Cells virtually completed construction of its research and development centre in fiscal 2007. The most important component of the research and development centre is a pilot line on which it can press ahead with improving existing cell designs and developing new cell architectures to reduce costs further.

- At the Annual Shareholders' Meeting in June 2007, Q-Cells announced that it would be getting involved in wafer production. The reasons for this are the supply of metallurgical silicon by Elkem Solar and the cost benefits expected from developing an in-house wafer production capability. The first test machinery was installed in 2007 and development of the first wafer line with an annual production capacity of 80 MWp also started in 2007.

- Our two thin-film subsidiaries Calyxo and Brilliant 234. (Sontor) produced solar modules for the first time in the third quarter.

- EverQ, in which Q-Cells holds a one third share, was able to celebrate the inauguration of a second integrated production line for wafers, cells and modules in July 2007. In October, Q-Cells and its partners in the EverQ joint venture, Evergreen Solar and REC, decided to start work on constructing the third production line. At the same time, Q-Cells and its two partners started work on preparing EverQ for an IPO.

- As in previous years, we were able to reduce our costs further by reducing cell thickness, in particular, and by improving cell efficiency.

The following details on sales and on the financial position and performance relate to the consolidated financial statements under IFRS.

In addition to Q-Cells, all domestic and foreign subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. An overview of the individual companies is provided in the Notes.

FINANCIAL PERFORMANCE

Revenue development

As in previous years, Q-Cells continued its dynamic growth in 2007. We increased production output to 389.2 MWp, which equates to a 54 % increase compared with the production of 253.1 MWp in 2006. As a result, Q-Cells' production grew more rapidly than the global photovoltaic market, which expanded by some 50 %, reaching – according to our estimates – a figure of 3.8 GWp (solar cell production) in 2007. This means that Q-Cells' market share amounted to just over 10 %. Q-Cells therefore became the global market leader in solar cell production for the first time, overtaking the previous No. 1, Sharp.

Group sales rose by 59 % to € 858.9 million (previous year: € 539.5 million). The particularly sharp increase in comparison with production is attributable to revenues from the sale of silicon amounting to € 22.7 million to EverQ and revenues from project business amounting to € 13.5 million. To enable EverQ to ramp up the second production line more rapidly, Q-Cells had agreed to supply EverQ with a total of 150 tonnes of silicon in 2007.

We cut our sales prices again at the beginning of 2007. The decrease stipulated in the German Renewable Energies Act was between 5 % for house roof-top systems and 6.5 % for ground-mounted systems. Because of the marked upturn in the German market, our sales prices stabilised in the second quarter. Demand from Spain rose sharply from the summer months. Italy, France and South Korea also recorded gratifying growth rates – albeit from a low base – in 2007. In addition, we have also perceptibly increased our sales on the US market. On the basis of these positive developments we only cut our prices slightly in the second half of 2007.

The following overview shows Q-Cells product portfolio in its core business:

As in previous years, the Q6LTT (polycrystalline) is the mainstay of sales. With sales of € 749.6 million, some 89.7 % (previous year: 86 %) of revenues in our core business is attributable to this type of cell. We expect the Q6LTT cell to continue to account for a majority of sales in 2008. Alongside it, our newly launched Q6LTT3 and Q6LGT cells are accounting for a significant proportion of sales.

The Q-Cells product portfolio is expanding constantly. In 2007, we launched the new Q6LTT3. The Q6LTT3 differs from the Q6LTT through an additional third busbar (contact strip) on the cell surface. In 2008, we shall launch the Q6LGT on the market, which is distinguished by a light-galvanic coating process. Both the Q6LTT3 and the Q6LGT demonstrate lower series resistance. This leads to a higher cell efficiency or greater electrical output from the two new products compared with Q6LTT.

For our customers this means higher filling factors or performance from their modules without any significant changes to their production costs. Our customers can also use thinner soldering wires for cells with three busbars, which means that the cell is subject to less material stress during soldering and during the cooling process. Both technologies require a few modifications to our customers' equipment and processes. At this point, Q-Cells is helping its customers to adapt their processes to these changes.

The following overview shows the breakdown of sales of our crystalline solar cells.

REVENUE DEVELOPMENT IN € MILLION


299.4
2005
539.5
2006
858.9
2007

BREAKDOWN OF SALES


8% Monocrystalline Cells
92% Polycrystalline Cells

PRODUCT PORTFOLIO

High-performance mono- and polycrystalline photovoltaic cells with effiencies up to 17%

Q6LM	Q6LTT	Q6LGT	Q6LTT3



PRODUCT MILESTONES

Polycrystalline Cells		Monocrystalline Cells			Polycrystalline Cells		
Q5	**Q6**	**Q6M**	**Q6LM**	**Q6LTT**	**Q6LPS**	**Q6LTT3**	**Q6LGT**
125x125 mm	150x150 mm	150x150 mm	156x156 mm	156x156 mm	156x156 mm	156x156 mm	156x156 mm



Q3 2001	Q2 2002	Q4 2003	Q3 2004	Q2 2004	Q1 2006	Q1 2007	2008

We also achieved our first sales of thin-film products in 2007.

In 2007, we increased the export ratio to 60.7% compared with the previous year's figure of 53.3% and consequently achieved our target of 60%. A sharp increase in volumes supplied to Spain and the USA, in particular, has contributed to this development. In the medium term, we are endeavouring to achieve a further increase in the export ratio.

The market for photovoltaics is likely to demonstrate double-digit percentage growth rates over the next few years. At the same time, countries which feature a combination of high levels of solar radiation and an attractive subsidy will achieve faster growth rates than the current largest market, Germany. In Europe we consider that, in particular, France, Spain and Italy will rank among these markets. We also expect that the US market will evolve into the world's largest market for photovoltaics by the beginning of the next decade. In Asia, we are expecting further growth in Japan and South Korea. In addition, India, which demonstrates substantial market potential in the medium term, launched a programme to encourage photovoltaics at the beginning of the year. Photovoltaic electricity is likely to achieve competitiveness with electricity generation from burning fossil fuels in Italy and in the two US states of Hawaii and California.

Income growth and changes in major items on the income statement

Operating income (EBIT) and net income also rose sharply in the past year because of corporate growth. As in previous years, we were able to cut controllable costs further.

Results from our subsidiaries are consolidated in full. Their expenses and income are included in the corresponding items in Q-Cells' consolidated financial statements. The stakes in Solibro, EverQ, Solaria, CSG Solar and REC are consolidated using the equity method. Net income from these companies is recognised pro rata under the item "income from financial assets accounted for using the equity method" in the income statement.

Despite the increase in purchase prices for silicon and wafers as well as lower sales prices for solar cells, the **cost of materials ratio**[1] at Group level only rose slightly compared with the figure for the previous year of 61.4% to 62.3%. The reasons for this include the increase in the efficiency, the reduction in cell thickness, reduced breakage rates in production and the sale of silicon to EverQ. In the core business, the cost of materials ratio stood at 63.2% in the past fiscal year.

In fiscal 2007, **depreciation** rose from € 17.8 million in the previous year to € 25.0 million because of further investment in factory expansion. However, the increase was smaller than the increase in total output. This is apparent in a slight reduction in the depreciation ratio from the previous year's figure of 3.2% to 2.9%. Since the new production line V was only partially complete at the end of 2007, it was only subject to pro rata depreciation.

Because of the increase in the number of our employees from 964 at the beginning to 1,707 at the end of 2007, **personnel expenses** have increased to € 66.4 million (previous year: € 43.4 million). In addition to higher wages, the increase in personnel expenses compared with the increase in staff is based on the continued expansion of our research and development department to over 200 employees. Despite this, the personnel expenses ratio fall slightly compared with the figure for the previous year of 7.8% to 7.7%. Personnel expenses include expenses relating to the employee stock option programme of € 4.0 million (previous year: € 6.2 million).

Because of economies of scale, **other operating expenses** rose by 44.3% from € 37.7 million in the previous year to € 54.4 million, which is less than the growth in business volume.

Operating income (EBIT) rose in line with total output by 52.2% to € 197.0 million (previous year: € 129.4 million). Despite the increase in the purchase price of wafers and lower sales prices, at 22.9%, the EBIT margin remained virtually at the high level of the previous year (23.2%).

In the past fiscal year, **income from financial assets accounted for using the equity method** stood at € 10.6 million (previous year: € 7.0 million). Income is affected by the inclusion of the stake in Renewable Energy Corporation (REC) for the first time. The pro rata share of REC's net income for the year attributable to Q-Cells amounted to € 24.7 million. This was below the figure

1) Expense ratios are always given in relation to sales and changes in inventories.

OPERATING INCOME (EBIT) IN € MILLION


63.2
2005 (EBIT margin 20%)
129.4
2006 (EBIT margin 23%)
197.0
2007 (EBIT margin 23%)

we originally expected of € 34 million. The main reason for this is the change in the way in which embedded derivatives are accounted for (recognition in REC's income statement for the first time). This is offset by depreciation on intangible assets acquired (orders backlog and technologies) of € 11.0 million. This depreciation is expected to amount to € 12.2 million in 2008 and to € 13.7 million each year between 2009 and 2011. Depreciation will fall in stages from 2012 and will no longer be required in 2018.

In the past fiscal year, Q-Cells share of EverQ's net income contribution by EverQ amounted to € –0.5 million (previous year: € 0.0 million) and was significantly influenced by depreciation on intangible assets acquired (particularly orders backlog) of € 1.7 million. In fiscal 2007, EverQ GmbH achieved positive pro rata income of € 1.4 million. EverQ's net income for the year was influenced by the ramp-up of the second factory at the Bitterfeld-Wolfen site.

The higher pro rata loss by CSG Solar of € –3.2 million (previous year: € –2.3 million) is caused by delays in starting the first industrial production at the Bitterfeld-Wolfen site. At Solaria, start-up costs in preparation for production led to negative pro rata income of € –2.3 million (previous year: € –0.1 million). Start-up costs incurred at Solibro were offset by positive one-off earnings based on changes to the tax rate of € 4.8 million. In total Q-Cells received positive pro rata net income of € 2.9 million (previous year: € 0.0 million).

In the past fiscal year, **income from financial instruments** amounted to € –35.2 million (previous year: € -0.4 million). The main reason for the negative income from financial instruments is the increase in the price of REC shares in the course of 2007. This has reduced the value of our put options over REC shares by € 36.4 million. The residual book value of the put options amounted to € 2.0 million as at 31 December 2007.

Q-Cells sold 3.5 million REC shares at price of 203 Norwegian krone in the second quarter of the past fiscal year to offset the decline in the balance sheet value of the REC options. The resultant income of € 44.0 million is shown under **income from the sale of shares.**

Interest and similar expenses includes the interest expense of € 20.9 million payable on the convertible bond, which was issued in February 2007 with a volume of € 492.5 million. The interest expense for the convertible bond posted is far higher than the pro rata interest payment of € 5.6 million, which actually has to be made for fiscal 2007. An effective interest rate of 6.32% on the identified liability component of the convertible bond amounting to € 387.6 million is used to calculate the interest expense on the convertible bond. This is well above the convertible bond's interest coupon of 1.375%. Excluding this effect, both interest and similar income and interest and similar expenses increased in line with business volume.

Adjusting for the REC effects, net income (after minorities) rose by 45% compared with the comparable adjusted figure for the previous year from € 87.7 million to € 127.2 million. In the previous year, a one-off extraordinary income contribution from consolidating the increased EverQ stake for the first time of € 9.4 million accrued. If account is taken of the REC effects, net income rose by 69% compared with the adjusted figure for the previous year to € 148.4 million.

Profits are to be retained and only the payout of the minimum dividend of € 0.03 for preference shares is proposed because of strong market growth and further plans for expansion.

NET INCOME (AFTER MINORITIES) IN € MILLION


39.9
2005 (Return on sales* 13%)
87.7
9.4
2006 (Return on sales* 16%)
148.4
2007 (Return on sales* 17%)
Net income without extraordinary income
Extraordinary income

* in relation to sales and change in inventories as well as net income without extraordinary income

SHAREHOLDERS' EQUITY IN € MILLION


321.3
2005
440.0
2006
1,833.8
2007

EQUITY RATIO IN %


70.4
29.6
2005
69.3
30.7
2006
70.8
29.2
2007
Equity ratio
Debt ratio

FINANCIAL POSITION

Q-Cells' **total assets** rose substantially compared with the previous year's balance sheet date from € 634.5 million to € 2,588.3 million. In addition to the expansion in business volume, the capital increase through contributions in kind carried out in connection with the acquisition of REC shares and the issue of the convertible bond contributed markedly to the increase in total assets.

On the **assets side,** non-current assets rose from € 276.7 million to € 1,699.8 million with the greatest change being due to the consolidation of the shares in REC for the first time. The consolidation of Solaria for the first time made a smaller contribution. Both participations are included in the item financial assets accounted for using the equity method. Because of substantial investment in our core business and in new technologies, property, plant and equipment grew from € 144.1 million at the beginning of the period under review to € 366.4 million at the end of the period under review.

The increase in current assets of € 530.7 million to € 888.5 million is largely due to the increase in cash and cash equivalents of € 266.8 million and other financial assets (time deposits and public-sector bonds) of € 176.4 million. The high levels of cash and cash equivalents and other financial assets at the end of the fiscal year reflect the inflow of funds from the issue of the convertible bond and from the sale of REC shares. We shall use these liquid funds to finance our planned corporate growth over the next few years. In essence, the item for market values from financial instruments contains embedded derivatives from our purchase and sale agreements and the put options relating to REC shares. As a consequence of changes to contracts and new purchase and sale agreements, this item has fallen from € 22.2 million to € 6.7 million. The other balance sheet items combined under current assets have risen, in essence, because of receivables from investment grants and subsidies.

On the **liabilities side,** the capital increase through contributions in kind as well as the net income achieved had a positive impact on shareholders' equity. In addition, the component of the convertible bond recognised in shareholders' equity in the amount of € 97.3 million contributed to the marked rise in shareholders' equity from € 440.0 million to € 1,833.8 million.

Despite growth in sales of 59.2 % and the resultant increase in net current assets, our equity ratio rose again in the past fiscal year from 69.3 % to 70.8 %. There are also substantial hidden reserves in the REC shares.

This means that shareholders' equity not only covers the entire non-current assets but also parts of current assets.

Non-current liabilities have risen from € 76.9 million at the beginning of the period under review to € 553.4 million at the end of the period under review primarily because of the issue of the convertible bond.

Current liabilities have increased from € 117.6 million to € 201.1 million as a result of the expansion in Q-Cells' business volume.

CASH FLOW

The aims of controlling financial risks include the minimisation of default risks arising from trade receivables, securing financing for further business expansion which matches that business in terms of maturities, and maintaining liquidity in operating activities. These goals are pursued using appropriate control systems.

In the past fiscal year, the inflow of funds from operating activity has increased from € 23.6 million in 2006 to € 205.7 million. In essence, this is attributable to the increase in net income. Despite the growth in sales of 59 %, at € 55.7 million, the outflow of funds entailed in building up inventories, receivables and intangible assets was below the previous year's figure of € 80.9 million. At € 21.8 million, disbursements for advance payments made were lower than the figure of € 35.5 million in 2006. In addition, Q-Cells received wage tax and social security contributions relating to the exercise of employee stock options of € 50.2 million in the fourth quarter of 2007, which will be paid to the relevant authorities. These will be credited to the tax office and the social security institutions in the first quarter of 2008 and are therefore to be considered as a one off-effect applying only in in fiscal 2007. Interest paid in the past fiscal year of € 1.3 million is well below the figure recorded for interest expense in the income statement of € 24.8 million. The main reason for this is the addition of accrued interest to the liability component of the convertible bond issued in February 2007 in the balance sheet of € 20.9 million. However, the first interest coupon for this convertible bond is not due until February 2008 so we made no interest payments of any kind to holders of the convertible bond in the past fiscal year.

Q-Cells invested liquid funds of € 244.2 million (previous year: € 61.0 million) primarily in expanding production capacity in its core business and at its subsidiaries in fiscal 2007. In addition, € 77.8 million (previous year: € 8.7 million) was spent on the acquisition of participations. We received € 88.0 million from the sale of 3.5 million REC shares, which is recorded under the item proceeds from the disposal of financial assets. Including the change in time deposits of € –176.4 million (previous year: € 22.4 million), at € –423.0 million, cash used in investing activities significantly exceeded the previous year's figure of € –57.1 million.

Q-Cells received liquid funds from financing activities of € 480.0 million. The main reason for this inflow of funds is the issue of the convertible bond in February 2007.

Overall, liquid funds increased from € 147.3 million to € 414.1 million during the period under review. The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

INVESTMENT IN CORE BUSINESS

As in previous years, Q-Cells consistently expanded capacity in its core business in 2007. Capital expenditure for investment in property, plant and equipment and intangible assets for the core business and its fully consolidated companies totalled € 252.3 million. We also invested liquid funds amounting to € 77.8 million in acquiring participations.

Furthermore, our associated company EverQ has invested over € 80 million in assets. This means that together with EverQ's investment, more than € 400 million was invested in the Solar Valley site in 2007.

The following overview shows the changes in **core business capacity:**

The nominal capacity quoted is the capacity that is theoretically possible. Certain product and production specific assumptions are necessarily made in determining capacity. The calculation assumes year-round, 4 shift operation (seven days a week, 24 hours a day). Interruption in production for servicing, maintenance, cleaning and screen and paste changes were not taken into account in calculating this reference number. In order to calculate production capacity, a total of 20% of nominal capacity is deducted for unavoidable production interruptions. This is an approximate figure, which provides a better basis for estimating the actual production quantity possible.

At the beginning of fiscal 2007, Q-Cells had a capacity of 336 MWp with **production lines I to IV.** In the course of 2007, we ramped up the first two (of a total of three) sub-lines in **production line V** (180 MWp production capacity). This means that at the end of the past fiscal year, we had a production capacity of 516 MWp. Originally we planned production line V with a production capacity of 240 MWp. However, since the production throughput rates are higher than expected, total capacity has increased to 270 MWp.

We shall complete the third section of production line V (90 MWp production capacity) in the course of the first half of 2008. In addition, we shall transfer our insights from production line V to production lines I to IV (retrofit programme) during the first half. We shall therefore increase our production capacity by 114 MWp to 630 MWp in total by the end of the first half. In the second half of 2008, we expect to ramp up **production line VI (1)** with a capacity of 130 MWp at our site in Bitterfeld-Wolfen. We therefore plan to have a capacity of 760 MWp at the year-end 2008.

CAPACITY AT THE YEAR END IN MWp


292
234
2005
420
336
2006
645
516
2007
Nominal capacity
Production capacity

Alongside this we are starting work on the construction of **production line VII (1)** in Malaysia with a capacity of 160 MWp. The first section of production line VII will be our first production facility abroad and we expect to start the ramp-up at the end of the first quarter of 2009. We shall therefore have a total production capacity of 920 MWp in our core business at the end of the first quarter of 2009. Production line VII will have a total production capacity of over 300 MWp.

In the period under review, we made our first investments in establishing an in-house wafer production capability. Test production started in the second half of 2007. In the first stage of development, we shall construct a wafer manufacturing plant with an annual production capacity of 80 MWp at our new production line V. We shall expand our wafer line in the course of 2008. We aim to produce 240 MWp of solar wafers in 2009.

Furthermore, Q-Cells undertook substantial investments in developing its new technologies in the past fiscal year. Details are given in the section on participations and technologies.

RESEARCH AND DEVELOPMENT IN CORE BUSINESS

Our paramount aim is to develop electricity generation using photovoltaics as a competitive source of energy in the medium to long term. Against this background Q-Cells is investing heavily in research and development. As in previous years, Q-Cells significantly expanded its research and development activities in 2007. The number of people employed in research and development at our site in Bitterfeld-Wolfen more than doubled to 213 last year. This means that more than 10% of our employees are involved in research and development. We plan to increase the number of individuals employed in research and development to up to 300 by the end of 2008. More detailed information on our research and development expenditure is provided in the notes to the consolidated financial statements.

Q-Cells safeguards this pronounced research and development expertise within the Company through joint projects and close cooperation with leading universities and research institutes. Q-Cells also integrates strategic partners from upstream and downstream value creation stages in optimising its production processes and products.

In 2007, our research and development work focused on optimising our existing production lines on the one hand and on developing new solar cell architectures or improving existing ones on the other hand. Alongside this, 2007 was dominated by the development of our R&D centre in the Solar Valley. The centre will have its own production line, which will allow new cell architectures to be produced in limited lots. This is an important interim step for transferring new developments, which have been successful in laboratory scale tests to mass production. In the medium term, crystalline and thin-film solar modules are to be tested for TÜV-certification on the centre's module test line. This will significantly reduce the time taken for innovations to be transferred to mass production.

As in previous years, attention was focused on reducing wafer/cell thickness when optimising current production. Since the costs of materials – and here, in turn, the costs of wafers – form the main cost block at Q-Cells, reducing the thickness allows the silicon consumption per Wp and the associated costs to be reduced. In the case of our main product Q6LTT, cell thickness stood at 200 µm in 2006 and in the first half of 2007. At the end of 2007, we were able – in close collaboration with our suppliers and customers – to reduce cell thickness for a large part of production to 180 µm. Despite further reductions in thickness, we have been able to improve the average efficiency of our cells through constantly optimising our processes.

At the beginning of 2008, we converted more than 50% of our production to a cell thickness of 180 µm. In addition, we started test production of 160 µm thin cells in the fourth quarter of 2007. We plan to process larger volumes of 160 µm cells in 2008. In the medium term, we see potential to reduce cell thickness further to 120 µm.

CELL THICKNESS IN µm


330–300
2003
280–270
H2 2004
240–220
H2 2005
200
H1 2006
180
Start Q3 2007
160
Tests Q4 2007
120
Labor

Having optimised current production, we were able to introduce a new efficiency class for polycrystalline solar cells with an efficiency of between 16.4 and 16.6%. The introduction of the so-called 3 busbar solar cell (Q6LTT3), which will go into mass production in 2008, brought a further improvement in the efficiency. In addition, we are planning to manufacture solar cells with an amended back side contact, which increases the efficiency, on a small scale in 2008.

Our technological focus in our core business (polycrystalline and monocrystalline cells) is therefore clearly defined – cost reduction:

In the next few years, as far as its existing cell designs are concerned, Q-Cells will concentrate, in particular, on reducing costs further by increasing efficiency and continuing to reduce cell thickness. The reduction in the breakage rate in the production process is another important tool for reducing costs.

We have also pressed ahead with the development of new cell designs in the past fiscal year. We aim to achieve potential efficiency of 18% (polycrystalline) and 21% (monocrystalline) in the medium term by using new cell architectures. For comparison purposes: currently, polycrystalline solar cells manufactured by us demonstrate an average efficiency of between 15 and 16%.

PROCUREMENT

The bottleneck in **silicon** as a result of rapid growth in the photovoltaic sector continued in 2007. The price of silicon rose in 2007, just as it did in 2006, and led to higher material usage costs, which we were largely able to offset through improvements in production and products and the associated reduction in costs.

In **February 2007,** Q-Cells signed a long-term supply contract with Elkem Solar, which is part of the Norwegian Orkla Group, for the delivery of directly cleaned metallurgical silicon. The contract provides for Elkem Solar supplying Q-Cells with contractually agreed quantities of silicon from the fourth quarter of 2008 until 2018. The contractually agreed basic quantity of silicon equates to approximately 50% of Elkem's planned production in its first factory. The solar cells produced from it are expected to generate a total output of more than 10 GWp. In addition, Q-Cells has the option to up to 30% of production volume from each new production facility that Elkem Solar constructs during the term of the agreement. The prices for 2008 and 2009 are fixed and the prices for 2010 and 2011 are 50% fixed and 50% variable depending on the respective market price. Q-Cells will pay a variable market price from 2012, which will be negotiated annually.

In **December 2007,** Q-Cells concluded another important purchase contract with the Chinese company LDK Solar. In this contract, LDK Solar agrees to supply solar wafers based on a total quantity of 43,000 tonnes of silicon in the period from 2009 to 2018. This will allow Q-Cells to manufacture solar cells with a total output of over 6GWp.

As of 31 December 2007, Q-Cells has contracts covering a total of 545 MWp silicon and wafer deliveries during 2008. Furthermore, additional quantities may result from contracts under negotiation, ongoing deliveries and future thickness reduction. These quantities total approximately 164 MWp. According to our experience, roughly a 30% portion will materialise from the above figures. This results in a risk-weighted purchase volume of 594 MWp, which because of the disruption in the production process and the delay in processing silicon and ingots into wafers and subsequently into solar cells in our production process will lead to a production volume of approximately 540 MWp in the Company's core business.

We have already secured 888 MWp of silicon and wafer deliveries for 2009. Including the amounts currently under negotiation, the risk weighted purchase volume stands at over 1 GWp.

We have also been able to increase the contractually agreed quantities for the period from 2011 to 2018 markedly compared with last year's balance sheet date.

In principle Q-Cells pursues a "win-win" partnerships policy on the basis of long-term agreements with suppliers and customers. This corporate philosophy will also assist us in future not only in terms of procurement but also with regard to rapid development and implementation of innovation with our partners.

We are assuming that bottle-necks in silicon availability are also likely to occur in 2008 and in the first half of 2009. In the 2006 Annual Report we were still assuming that the purchasing situation would ease at the beginning of 2009. However, since demand for solar modules has developed far better than could be foreseen at that point, we now assume that silicon availability will gradually improve in the course of the second half of 2009. Compared with our competitors, we are well-placed to secure the volume of silicon and wafers to continue achieving high growth rates and production volume because of our positioning and close collaboration with our main suppliers dating back over many years.

SALES

As an independent specialist, we offer our customers an effective product portfolio. Due to our strong position in technological development, we can guarantee our customers consistent delivery of the best products.

In order to secure our strong technological position, we intensified our collaboration with our major customers in 2007. In addition to research and development and product strategy, joint projects also deal with practical questions such as format or transit breakage reduction. Since we collaborate in optimising practical performance capabilities of cells used in modules, Q-Cells not only supports the quality of end products equipped with our cells, but also heightens customer satisfaction.

In its sales market Q-Cells benefits from its position as an independent producer of solar cells. We have established ourselves as a long-term and reliable partner and as a main supplier for many independent module manufacturers over the last few years.

Q-Cells endeavours to secure sales of its production for the **long-term** based on **contracts** with a broad customer base. Long-term sales agreements exist with terms extending up to 2019. These medium- and long-term sales guarantees, in conjunction with a good supply of raw materials allow us to plan expansion of our capacity better. In our supply relationships, we focus on customers who not only possess high credit ratings but also a substantial capacity for innovation and significant growth potential, especially on the international market.

Q-Cells has further advanced the globalisation of sales together with our existing, but also our new, customers. In 2007, our **export ratio** rose to 60.7% (previous year: 53.3%), which means we have achieved our target of an export ratio of 60%. Currently, we are supplying 80 customers in 40 countries worldwide (fiscal 2006: 55 customers in over 30 countries).

In 2007, Spain became our second most important customer country after Germany. Within Europe we have also achieved extraordinarily rapid growth in Italy, France and Cyprus. In continental America, we were able to expand our position significantly, particularly in the USA, Canada and Mexico. In 2007, our most important customer countries in Asia were China, Korea and India where we were able to achieve particularly rapid growth rates.

In 2007, we established Q-Cells International GmbH in order to be able to understand and open up existing and future sales markets better. Q-Cells International is also dedicated to the planning and development of ground-mounted systems and roof top facilities. In this role, Q-Cells International, which is a wholly owned subsidiary, will mainly make use of the thin-film modules produced by Q-Cells' subsidiaries.

EMPLOYEES

We created numerous **jobs** last year as well, given our sustained high production growth. At the end of 2007, Q-Cells employed a total of 1,707 staff (end of 2006: 964), including the Executive Board and trainees, **Group-wide**. This means that the number of employees rose year-on-year by 743 or 77.1 % to the year-end 2007. After the production division, most employees are engaged in the **research and development** division. This division included 213 employees at the end of last year. We plan to employ around 300 staff in the research and development division at the end of 2008. We have significantly increased the number of trainees; at the end of 2007, it stood at 76 (end of 2006: 39) and is to be further increased in future.

Continuous development of employee qualifications and further training is of particular significance to the future growth of our Company. Last year, we developed the internal personnel development and training system established in 2005 (known as the **"Q-Cells Academy"**). The range of training and education courses offered extends from intensive English lessons and courses in areas such as growth management, labour law and project management, to educational opportunities tailored for individual employees and their work areas and business coaching for all of Q-Cells current and prospective management.

Q-Cells aims to enable all employees to share in the Company's profits based on performance. As a result remuneration of almost all employees includes variable components in the form of bonuses or profit sharing. Payment of these components is based on the achievement of corporate and personal goals. In the production division, negotiated bonus payments have been tied to indicators such as throughput and breakage ratios. In addition, as in previous years, we implemented various employee stock option programmes for our staff in 2007. The granting of stock options is based on fulfilling ambitious targets set at the beginning of the year and on the Q-Cell share considerably outperforming the TecDAX.

In 2007, our employees exercised stock options in June, August, November and December.

INVESTMENTS AND NEW TECHNOLOGIES

Current key technology – poly- and monocrystalline solar cells based on silicon wafers – will be the leading and dominant technology on the market for at least the next ten years in our opinion. At the same time complementary and parallel technological developments are likely to gain in significance. Some of these technologies are presently already so well developed that they can be exploited commercially in the next few years. Q-Cells is watching these developments very closely and is participating selectively in the development and commercialisation of promising new technologies.

Q-Cells has already invested selectively in companies pursuing promising approaches in the new technology sector in previous years. Our aim here is to have invested in every technology platform that will be relevant in future in order to be able to offer a wide range of products. In contrast to our core business, the thin-film technologies involve integrated production concepts, i.e. complete solar modules are produced. In 2007, we provided substantial funds for establishing and expanding production capacity at companies which are already part of our portfolio.

Thin-film technologies

Cadmium telluride thin-film technology: Calyxo GmbH, Bitterfeld-Wolfen OT Thalheim

Calyxo, which was established in 2005, pressed ahead with the development of its first industrial scale production facility, which should be completed at the end of the first quarter of 2008. Calyxo is focusing on a silicon free semiconductor film of cadmium telluride, a stable compound of two materials, which are generated as waste products of metallurgical processes. The advantages of the technology lie in its low production costs per Wp and a high efficiency potential for thin-film technologies of over 9% at module level. These advantages lead to substantial cost reduction potential in industrial production. Another advantage of this technology is that the production process is easily managed because the so-called atmospheric pressure method is used.

Calyxo has acquired an exclusive global licence to commercialise this technology from Solar Fields LLC (USA). To accelerate further expansion, Calyxo GmbH acquired the operations of its partner Solar Fields via its newly established, wholly owned subsidiary Calyxo USA, Inc. in October 2007. In return Solar Fields' shareholders received 7% of the Calxyo shares and a cash settlement of USD 5.0 million. Following this transaction, Q-Cells has a 93% stake in Calyxo. As a result, Calyxo has secured the patent rights to the technology of the main coating process. We also expect that this step will accelerate the expansion in Calyxo's capacity in future.

Calyxo's first production line started test production at the end of the third quarter. Full capacity of 25 MWp will be achieved by the end of the first quarter of 2008. A further expansion in capacity of 60 MWp has been decided on the basis of the positive results from the first production line. This line is planned to start production in the second quarter of 2009. The new line will also be constructed in the Solar Valley in Bitterfeld-Wolfen and will serve as the blueprint for future expansion. The idea of a blueprint means that additional production facilities, which are identical to the new plant, can be constructed at a later date, which makes future expansion far faster.

Micromorph silicon thin-film technology: Brilliant 234. GmbH (in future Sontor GmbH), Bitterfeld-Wolfen OT Thalheim

Brilliant 234. GmbH is a wholly owned subsidiary of Q-Cells. The company, which was established at the beginning of 2006, is commercialising a so-called micromorph silicon thin-film technology. This technology involves a tandem concept, i.e. two different layers of silicon are deposited on the base material – a glass plate. The combination of an amorphous silicon layer and a layer of microcrystalline silicon results in a far better efficiency than that achieved with traditional amorphous thin-film technology. The efficiency in industrial production stands at approximately 9%. In conjunction with the large-scale, cost effective deposition of the semiconductor films needed, this technology also offers the potential to cut costs substantially.

The technology used by Brilliant 234. is based on a development by the Institute for Photovoltaic Technology at the Jülich research centre and Applied Films GmbH & Co. KG (which has since been acquired by the US company Applied Materials). In the first phase of expansion, Brilliant 234. constructed a line with a production capacity of 8 MWp in the past year and started test production at the end of the third quarter of 2007. The expansion in production capacity to 25 MWp should be completed by the end of the first quarter of 2008.

CIGS thin-film technology: Solibro GmbH, Bitterfeld-Wolfen OT Thalheim

In November 2006 Q-Cells made another investment in thin-film technology as an addition to its existing technology portfolio. Together with Solibro AB from Uppsala, Sweden, the Copper Indium Gallium Diselenide (CIGS) thin-film technology developed there is to be transferred to mass production. Modules with efficiency of more than 11.5% have already been produced on the existing test line in Sweden of the thin-film investments in Q-Cells' portfolio. Solibro has the potential to produce the thin-film modules with the highest efficiency in Q-Cells' portfolio.

To this end the partners established a joint venture, Solibro GmbH, in which Q-Cells holds a stake of 67.5% at the beginning of 2007. Work started on constructing the first factory in the Solar Valley, which will have an annual production capacity of between 25 and 30 MWp, in January 2007. The first modules are expected to be produced in the new factory in mid-2008. Full production capacity will be achieved at the end of 2008.

Flexible thin-film technology: VHF-Technologies SA, Yverdon-les-Bains/Switzerland

Located in the Swiss town of Yverdon-les-Bains, VHF Technologies has developed a technology with the Institute for Micro Technology at the University of Neuchâtel under the brand name "Flexcell", which allows nano sized amorphous silicon to be deposited on plastic and manufactured into flexible solar modules. This means that the products are extremely flexible, very thin and light, unbreakable and customisable. The flexibility of the plastic base material used allows roll-to-roll manufacturing processes. In March 2007, Q-Cells exercised its option to increase its stake in VHF Technologies from 23.4% to 51.0%. Q-Cells' stake increased further to 55.6% as part of an additional financing round in January 2008.

In 2007, VHF Technologies was already producing solar modules on its existing test line with a production capacity of 2 MWp. Work started on constructing the first industrial scale production facility with a capacity of 25 MWp last year. The ramp-up is planned to start in the third quarter of 2008. Future applications include roofs with a low buckling load.

Silicon based thin-film technology: CSG Solar AG, Bitterfeld-Wolfen OT Thalheim

The CSG thin-film process has been under development since 1995 onwards by the Australian company Pacific Solar Pty Limited, Sydney, with the assistance of the world's leading solar experts. This technology combines the benefits of proven silicon technology such as long useful life with the advantages of thin-film, including less material usage. In the production process of CSG Solar AG, which acquired this technology and the pilot line in Sydney from the Australian Pacific Solar, silicon is not used in wafer form but is extracted direct from silane gas. In the process an extremely thin silicon film with a thickness of less than 2 μm is applied directly to a structured glass panel, which "captures" the sunlight. Subsequently the silicon is crystallised through heating.

CSG Solar has a production plant with a capacity of approximately 25 MWp in the Solar Valley. The past fiscal year was characterised by delays in ramping up production. The company is currently working intensively on resolving these problems. At the end of fiscal 2007, Q-Cells held a share of 21.71% in CSG Solar. The other shareholders are the Norwegian REC, the private equity company Apax Partners and Good Energies Investment. Q-Cells contributed € 2.6 million as part of an additional financing round that took place in February 2008. Its stake in CSG Solar remains at 21.71%.

Wafer-based technologies

Renewable Energy Corporation ASA (REC), Høvik (Norway)
In connection with the conclusion of a silicon supply contract with Elkem Solar in February 2007 Q-Cells has taken a stake of 17.9% (88.5 million shares) in REC. The shares were contributed by Good Energies as part of a capital increase through contributions in kind. REC is one of the world's largest manufacturers of solar silicon and wafers and has been Q-Cells' main supplier of silicon wafers since it was established. In addition, REC leads the way in the development of manufacturing processes for extremely pure silicon, most notably through the development of a fluidised bed reactor process, which promises a marked reduction in costs compared with the traditional Siemens process.

The Group's investment in REC is recognised in the balance sheet under non-current assets. It is accounted for using the equity method (cost of acquisition less depreciation on intangible assets acquired, essentially orders backlog and technologies). In 2007, these write-downs amounted to € 11.0 million and they are expected to amount to € 12.2 million in 2008. The performance of REC's share price currently has no impact on the amount reported in the balance sheet for the stake.

At the same time as it acquired the REC stake, Q-Cells concluded three put option agreements as a partial hedge against movements in the share price. These give Q-Cells the right to offer a total of 78.6 million shares to REC's current main shareholder, Orkla ASA (Norway). This equates to 15.9% of REC shares, or 92.6% of the REC shares owned by Q-Cells on the balance sheet date. Further details of this transaction are to be found in the Notes under section 4.8 "market values from financial instruments".

The change in the value of the put options is recognised quarterly in the income statement under the item for "income from financial instruments". As a consequence of the sharp rise in the price of REC shares in the past fiscal year, the value of the put options has declined markedly. In 2007, write-downs on the put options amounted to € 36.4 million in total. The remaining residual carrying value on the balance sheet date amounts to € 2.0 million.

In the second quarter of 2007, Q-Cells sold 3.5 million REC shares at a price of NOK 203 to offset the write-downs on the put options in the balance sheet. This transaction resulted in a profit of € 44.0 million.

String ribbon technology:
EverQ GmbH, Bitterfeld-Wolfen OT Thalheim
The significant reduction of silicon usage and consequently of production costs is a feature of String Ribbon technology, which is being commercialised by EverQ GmbH. EverQ is a joint venture with the US company Evergreen Solar, Inc., Marlboro (Evergreen), and the Norwegian REC. All three joint venture partners have a stake of 33.33% in EverQ. EverQ uses an integrated production process, which encompasses the value added stages wafer, solar cell and solar module.

In the past fiscal year, EverQ completed the ramp-up of its second integrated production facility. As a result, EverQ had a production capacity of 100 MWp at the end of 2007. In October 2007, the three partners decided to construct the third integrated production plant at the existing site in the Solar Valley. The new production line with a capacity of 80 MWp is expected to start production in the first quarter of 2009. In addition, EverQ has concluded an additional supply contract for polysilicon with REC. This additional contract will allow capacity to be expanded up to 600 MWp in 2012. The number of employees at EverQ has more than doubled in 2007 from 450 to 1,003.

Low-concentration solar technology:
The Solaria Corporation, Fremont, California/USA
Solaria has developed a new low concentration PV technology based on standard silicon solar cells. The advantage of this technology lies in the fact that by achieving a sunlight concentration by a factor of two to three, the number of modules that can be produced from a specific quantity of solar cells can be significantly increased. At the same time, the technology fits seamlessly into the existing silicon wafer based PV technology value added chain. The production processes are also rapidly scalable. The technology developed by Solaria is of interest to Q-Cells because it offers enormous potential for cost reduction and can contribute to achieving the goal of making the solar industry competitive more rapidly.

Solaria's pilot line with a production capacity of 2.5 MWp was put into operation in the fourth quarter 2007. Solaria is currently constructing its first production line, which will have a capacity of 25 MWp, with a partner in the Philippines. The first section with a capacity of 6 MWp is expected to be completed in the first quarter 2008. Complete commissioning is envisaged in the second half of 2008.

As part of a financing round in July 2007, Q-Cells increased its stake from 12.4% to 31.5%, making it Solaria's largest shareholder. Furthermore, both other shareholders and Q-Cells have options allowing them to increase the number of their shares in Solaria. Should all existing options be exercised, Q-Cells' stake in Solaria would increase to 33%.

In addition to the increase in its stake in July 2007, Q-Cells has concluded a supply contract for solar cells totalling up to 1.35 GWp and a term of ten years with Solaria. This could make Solaria one of Q-Cells largest customers.

With this portfolio, the Q-Cells Group is very well placed to participate in the growth of all relevant PV technologies in future.

SUPPLEMENTAL REPORT

In the course of an additional financing round at VHF Technologies, Q-Cells' stake increased from 51.0% to 55.6% on 14 January.

On 19 February 2008, Q-Cells took another important step in the internationalisation of its business by agreeing the construction of a production plant in Malaysia with the authorities there. The location for the new factory – which will be Q-Cells AG's seventh production line and the first outside Germany – will be the Selangor Business Park close to the capital Kuala Lumpur. Several factors persuaded us to choose the South East Asian country. In addition to strong support from the Malaysian government, the outstanding infrastructure in Selangor played an important role. These included not only the newly constructed business park itself, which offers enough space to expand the production site but also proximity to Kuala Lumpur and the city's international airport. The region around the capital is also distinguished by the availability of qualified potential employees. The nearby University of Kuala Lumpur, which, as a technical university, specialises in training engineers and has a chair in solar technology, is of particular importance.

A production line for polycrystalline solar cells with a production capacity of 160 MWp will be constructed in the first phase of development. Production is to start at the end of the first quarter of 2009. With the construction of a production facility in South East Asia, Q-Cells is positioning itself far more strongly in the rapidly expanding Asian markets. The Company already has a subsidiary in Hong Kong (Q-Cells Asia Ltd.) as well as branches in Hangzhou/China and Tokyo and suppliers solar module producers in India, Japan, South Korea and Taiwan among other places.



The opening up of new markets will also help us to become involved in planning major photovoltaic projects. Q-Cells is developing this area with the help of its wholly owned subsidiary Q-Cells International GmbH, which was established last year. The aim is to ensure the successful launch of the Q-Cells Group's new thin-film technologies in particular via projects for ground-mounted systems and major roof-top systems on commercial buildings planned and managed by Q-Cells International. Q-Cells expects that using the modules in systems planned by one of its subsidiaries will provide a more detailed understanding of its new technologies and of customers' expectations. The first PV power station planned and constructed by Q-Cells International for an investor is currently under construction in Rödgen (Saxony-Anhalt) in the immediate vicinity of Q-Cells AG's headquarters. In 2007, Q-Cells International contributed approximately € 13 million to Q-Cells AG's sales. Sales of between € 25 and € 50 million are expected in 2008.

RISK REPORT

In addition to our clear strategic orientation and long-term market potential, the Q-Cells Group's continued existence and positive development is supported by a risk management system.

RISK MANAGEMENT SYSTEM

To Q-Cells, managing risk does not entail just minimising risk but also identifying opportunities. Q-Cells therefore approaches risk pro-actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

Examples for the targeted exploitation of emerging opportunities after careful consideration and investigation include investment in new technologies, entry into new markets or the use of new materials in production, e.g. directly cleaned metallurgical silicon.

The opportunities and risks inherent in promising technological approaches are assessed in a comprehensive due diligence process. If the decision is positive, the Company starts by investing in the pilot production phase (approximately 25 MWp capacity). Once the results have been validated, capacity is then expanded selectively.

Q-Cells' risk management system serves to identify, control, manage and master any risks entered into. Q-Cells is aware of the connections and interdependencies of individual risks. Counter-measures are reviewed with particular regard to their effectiveness. If a new major risk factor is identified, it is reported to the Board of Directors immediately. Processes are designed to enhance transparency and all those responsible for their observation areas are included in risk communication. Constantly updated, this is the basis for an ongoing risk consciousness borne by all employees.

Management keeps abreast of all potential risks in a targeted fashion by receiving timely feedback on production, quality, sales and financial results and comparing these to plan.

The management and control mechanisms created with the assistance of risk software tailored to Q-Cells form the basis for management decision making.

Risk management undergoes ongoing development, is promptly adapted to changes in the environment and expanded to a Group-wide risk management that includes subsidiaries and affiliated companies. Q-Cells AG's risk management will be extended to its subsidiaries and majority holdings when they start mass production.

Insurance policies are a component of Q-Cells risk management. Significant risks, such as fire or operating disruptions, are covered by appropriate insurance. We regularly review our insurance protection and bolster it with preventive measures.

KEY RISKS

Procurement market

In the last three years the limiting factor in industry growth was silicon, the most important raw material in the solar industry. Substantial surplus demand resulted in a market shortage of silicon and silicon wafers in the period from 2005 to 2007. Availability of solar silicon is also likely to limit industry growth rates in 2008 and to some extent in 2009. Since not only previous suppliers are expanding their capacity and it is anticipated that new suppliers will appear on the market, Q-Cells expects a relaxation of the supply side from the middle of 2009. We believe that existing bottle-necks will begin to disappear at this stage and that market growth rates will rise strongly on the continuation of a demand overhang. The availability of directly purified metallurgical silicon plus a reduction in silicon consumption per Wp (thinner cells and higher efficiency) will also have a positive impact on the supply situation. Thin-film technologies are not affected by these supply bottle-necks, since they either need significantly less silicon or none at all.

Q-Cells has entered into long-term supply contracts with the most significant market participants in upstream value creation stages of silicon and silicon wafer production. However, these risks can be minimised through the supply contracts concluded with Elkem Solar and LDK Solar in 2007, the holding in REC and the investments in various thin-film technologies.

Q-Cells has managed to secure virtually all its requirements for 2008 and 2009 by intensifying its efforts to assure a raw materials supply, and to cover part of its requirements into 2018 at the present time. A major factor in its success is the business policy of entering into long-term strategic partnerships with selected, capable suppliers.

Sales market

Over the next few years, growth in the industry, as well as Q-Cells' own business activity, will be considerably influenced by political factors promoting renewable energy sources. In Germany, currently Q-Cells' major market, demand is driven to a great extent by the Renewable Energy Sources Act (EEG) implemented on 1 January 2004. It provides for long-term minimum compensation (linked with mandatory purchase by grid operators) for photovoltaic electricity. At the moment, the EEG stipulates a continuous annual decrease in minimum compensation of between 5% and 6.5%. The proposal for the scheduled amendment to the law currently before the Bundestag envisages a reduction in the feed-in tariff of 7% plus € 0.01 for 2009. It provides for a reduction in the feed-in tariff of 7% for 2010. According to this proposal, the feed-in tariff is to be reduced by 8% per year. These higher decrease rates are likely to lead to more rapid reductions in the price of photovoltaic systems in Germany over the next few years.

In recent years, however, governments in a number of additional countries have additionally created attractive conditions for promoting renewable energy sources. We anticipate that new and stable markets for photovoltaic products, in addition to Japan, Germany, Spain and California, will be created over the next few years.

Furthermore, in 2007, Q-Cells has continued to diversify its customer portfolio in international markets by attracting new customers, especially on international markets. Our aim is to further extend long-term strategic partnerships with our most important customers and to raise the number of customers, particularly abroad. This will permit us to lessen our dependency on individual markets, particularly the German market. In 2007, we were able to increase the export ratio to 60.7 % and we expect a further increase in sales to foreign markets in 2008.

Photovoltaic systems are usually financed by debt. The historically low interest rate levels and the resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in the interest rate level would decrease profitability of photovoltaic systems due to higher debt costs and could therefore tend to depress demand for photovoltaic cells. We do not, however, anticipate a significant rise in the interest rate in either the short or the medium term.

Our sales market was a seller's market globally last year. Demand clearly exceeds production quantities. As new competitors enter the market and the raw material silicon becomes more readily available, competition for market share is likely to increase over the next few years. It is currently impossible to forecast the extent to which there will be surplus supply in 2009 and 2010.

Products/production

Q-Cells provides guarantees for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that delivered cells achieve at least 90 % of nominal performance for ten years. Furthermore, Q-Cells guarantees that solar modules achieve at least 80 % of contractually defined performance for twenty years and 90 % for ten years from date of shipment from the factory. There were no significant customer complaints in 2007. The complaints rate remains at the very low level of the previous year.

With the exception of its subsidiary VHF Technologies, Q-Cells manufactures at only one location. Production disruptions could adversely affect the Group's financial position and performance.

Since there are currently five factories in operation in Thalheim, a breakdown in one factory or one unit will result in only partial limitation of production. With factory V, which has been available in the first phase of expansion approximately one kilometre from existing production lines since mid-2007, disruptions in a line or unit can be coped with even more easily.

The production breakdown risk that still exists is mitigated by ongoing employee training and constant optimisation and systematically monitored maintenance of our facilities.

Technology

The monocrystalline and polycrystalline solar cell technology used in Q-Cells' core business has continued to establish itself as the industry standard in recent years despite a number of different thin-film concepts. Market share has risen slightly in the last few years and is now over 90 %. Within these categories, the more affordable polycrystalline cells outweigh the more powerful monocrystalline cells. This technology will maintain its dominant position in the next ten years due in part to the additional cost reduction potential. On the whole, however, thin-film technology is expected to increase in significance. It will not replace crystalline technology, though, but complement it. New areas of use and new markets can be opened up with thin-film technology, such as in ground-mounted systems.

Q-Cells' research and development is based on four pillars: in recent years we have put together one of the most outstanding **research and development teams** in the area of solar cell technology. Q-Cells safeguards in-house technological expertise by joint projects and close cooperation with top **universities and institutes,** as well as by **strategic partnerships on the supplier and customer side.** The establishment of an endowed professorship at the Martin-Luther-University in Halle-Wittenberg financed by Q-Cells with the aim of being able to benefit from the scientists trained there in subsequent years should be emphasised here. We should also mention the construction of the Reiner-Lemoine-Research Centre in the Solar Valley and the Fraunhofer-Center for Silicon Photovoltaics CSP in Halle, at which systematic research and development of new silicon materials is undertaken.

Q-Cells is investing in promising **future technologies** through selective investments and participations. An independent department, Strategic Business Development, with more than ten employees at the end of last year, is monitoring global developments in the photovoltaic field and searching for technological platforms that will enable additional cost reductions to be achieved. The most promising approaches are chosen, regardless of the materials used, in a broad-based selection process. The department reviews the varied technologies for potential and feasibility in a multi-stage due diligence process. This review is the basis for the decision to enter the pilot or prototyping phase.

Financial risks

Q-Cells' substantial expansion continues to require a high level of capital. We guarantee this through both a strong equity base and by securing commensurate borrowing.

At the year-end 2007, our **Group's share capital** amounted to € 1,833.8 million (an equity ratio of approximately 71 %). Our shareholders' equity increased significantly because of the capital increase in February 2007, which means that Q-Cells is very well placed to finance further growth.

The Company also issued a **convertible bond** with a total volume of € 492.5 million at the beginning of 2007. Beside the low coupon of 1.375 %, this convertible bond has the advantage that these funds are not callable within the next five years and that they may, if necessary, be converted into equity.

Currency risks arise for Q-Cells due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter this risk by observing currency parities on an ongoing basis and undertaking hedging transactions where necessary. However, we try in principle to match procurement and sales in such a way that we achieve a natural hedging effect. Moreover, with our new production line VII (I) in Malaysia, we expect to have a production facility in the USD zone for the first time from the second quarter of 2009.

The Company has made **advance payments to suppliers** as both a procurement and a security measure. Such advance payments will also be necessary in future periods. This may give rise to default risks. However, since we only make these advance payments against bank guarantees, the default risk is limited. We have also been successful in obtaining advance payments from customers with long-term supply contracts.

Among other things our financial control encompasses liquidity, financial and balance sheet planning and this combined with a customer assessment system reduces the probability of bad debts. We also took out insurance cover against bad debts in the past fiscal year.

The Company receives **public investment grants and subsidies** in connection with creating and expanding capacity. Notifications issued regarding the approval of investment subsidies total approximately € 51.9 million of which € 29.8 million was paid out. Payment of these funds is always contingent upon the availability of such resources (EU, Federal, State of Saxony-Anhalt) and their allocation in the budget (Federal or the State of Saxony-Anhalt).

These grants and subsidies, moreover, depend in principle on adherence to certain specifications and conditions that may in part be spread over a period of several years in the future. In the event of non-fulfilment, Q-Cells could be obligated to repay the subsidies received in part or in whole. This would have an adverse effect on the Company's financial situation.

Legal risks

Significant legal risks arise primarily when concluding agreements. In 2007, our own legal department was expanded so that we can subject these to appropriate scrutiny in-house.

Research, development and licensing agreements are adapted to the status of the projects involved on an ongoing basis.

In the case of research projects, a thorough patent clearing process is undertaken before they start in order to ensure that future-oriented investments on the part of Q-Cells are commercially viable. A patent department was established in 2007.

The quality brand "Q-Cells" and "Q.Cells" – a word and design brand – is being placed under local legal protection in key sales areas.

Significant risks from litigation, patent violations, the new regulations of the anticipated environmental liability law or any other legal risks have not been identified.

OVERALL RISK/GOING CONCERN RISK

The Group's overall and going concern risk is reduced by the following key factors:

- We operate in an attractive market with high long-term growth potential.
- There is a considerable demand overhang in the photovoltaic market.
- In 2007, Q-Cells became the largest solar cell manufacturer in the world for the first time and has a strong position in the market.
- Q-Cells works in state-of-the-art production facilities and optimises processes on an ongoing basis with a view to cost reduction.
- Q-Cells has a highly qualified and capable team in its Research and Development division, which is working on optimising its products and production processes to be able to continue reducing costs.
- The Company has a very strong equity base.
- The Company invests selectively in promising new technologies to diversify its technology base further.
- Q-Cells has well educated and motivated staff, who receive further training within the framework of the Q-Cells Academy and who are bound to the Company long term through stock options.

OTHER DISCLOSURES

PRINCIPLES OF THE COMPENSATION SYSTEM

Compensation of the Executive Board

The members of the Executive Board receive remuneration made up of several components:

- a fixed annual base remuneration
- variable compensation, the level of which is based on the extent to which certain corporate goals are met and
- stock options and
- a company car.

The total compensation of the members of the Executive Board thus includes fixed and variable components. Criteria for the level of the compensation include the responsibilities of the particular member of the Executive Board, his personal performance, the performance of the Executive Board as a whole as well as the economic situation, the success and future prospects of the company with consideration of its comparative environment. The variable compensation and the stock option plan are associated with risks, so that it is not guaranteed that this compensation will be paid.

The fixed base salary is paid monthly and reviewed at regular intervals for reasonableness and conformity with market levels. No commitments have been made with regard to the situation that would apply if employment ends.

In 2007, the Executive Board members Thomas Schmidt and Dr. Hartmut Schüning exercised some of their awarded stock options.

Compensation of the Supervisory Board

In line with the proposal of the Executive Board and the Supervisory Board, the compensation of the Supervisory Board is determined by the Annual Shareholders' Meeting.

In addition to the reimbursement of expenses, each member receives fixed and performance-based annual remuneration. Decisive for the calculation of the performance-based remuneration is the group net income reported in the group annual financial statements in line with IFRS. Members of committees additionally receive a percentage of the fixed and variable compensation. The level of compensation is determined by the Annual Shareholders' Meeting on the basis of a simple majority.

REPORTING IN ACCORDANCE WITH SECTION 315 PARAGRAPH 4 OF THE GERMAN COMMERCIAL CODE

Composition of subscribed capital
Subscribed capital amounted to € 111,259,373.00 as of the balance sheet date (31 December 2006: € 74,729,728.00) and is divided into 111,259,373 shares at no par value, of which 80,689,389 are ordinary shares and 30,569,984 are preference shares that do not carry voting rights (31 December 2006: 74,729,728 ordinary shares).

Ownership of the ordinary shares entails voting rights at the Annual Shareholders' Meeting as well as an entitlement to profits in the event of dividend payments. Holders of preference shares receive a preferential dividend for each preference share they hold of € 0.03 per fiscal year. If the preference dividend is not paid or not paid in full in a fiscal year, the amount in arrears is to be paid without interest from retained earnings from subsequent fiscal years in such a way that amounts that have been outstanding for longer are to be paid before those that have been outstanding for shorter periods and the amount payable on preference shares from the profit for a particular year cannot be paid until all outstanding amounts have been paid. Following payment of the preference dividend, holders of ordinary shares will receive a dividend of € 0.03 per ordinary share if a dividend is paid. If additional dividends are paid above and beyond this, they will be paid to holders of preference shares and holders of order shares in the proportion of their stake in the share capital. Holders of preference shares will continue to have the secondary right to demand conversion of all or part of their preference shares into ordinary shares with continuing membership in a ratio of 1:1 through a declaration to the Company.

Shareholdings, which exceed 10% of the voting rights
The Company is aware of there were the following direct or indirect holdings in its capital which exceeded 10% of the voting rights as of the balance sheet date (31 December 2007):

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Fidelity Management & Research Company, Boston, USA has informed us that its share of the voting rights in Q-Cells AG amounted to 10.04% (3,705,723 voting rights) on 19 April 2006 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 6 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), COFRA Holding AG, Zug, Switzerland has informed us that its share of the voting rights in Q-Cells AG amounted to 29.90% (corresponding to 23,466,513 of a total of 78,483,323 voting rights) on 26 March 2007 and that all voting rights were assigned to it in accordance with section § 22 paragraph 1 clause 1 No. 1 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Good Energies Investments (Luxembourg) S.à r.l., Luxemburg, Grand Duchy of Luxemburg has informed us that its share of the voting rights in Q-Cells AG amounted to 29.63% (equating to 23,466,513 of a total of 79,201,475 voting rights) on 17 July 2007 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 1 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Good Energies (Solar Investments) S.à r.l., Luxemburg, Grand Duchy of Luxemburg has informed us that its share of the voting rights in Q-Cells AG amounted to 29.63% (equating to 23,466,513 of a total of 79,201,475 voting rights) on 18 July 2007 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 1 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Voorspring Holding B.V., Amsterdam, the Netherlands has informed us that its share of the voting rights in Q-Cells AG amounted to 29.63% (equating to 23,466,513 of a total of 79,201,475 voting rights) on 18 July 2007 and that it holds all the voting rights itself.

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), FMR LLC, Boston, USA has informed us that its share of the voting rights in Q-Cells AG amounted to 13.10% (10,372,204 voting rights) on 1 October 2007 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 6 in conjunction with clause 2 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), COFRA Jersey Limited, St. Helier, Jersey has informed us that its share of the voting rights in Q-Cells AG amounted to 29.63% (equating to 23,466,513 of a total of 79,208,651 voting rights) on 14 November 2007 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 1 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Good Energies I LP, St. Helier, Jersey, Channel Islands has informed us that its share of the voting rights in Q-Cells AG amounted to 29.63% (equating to 23,466,513 of a total of 79,208,651 voting rights) on 14 November 2007 and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 1 of the Securities Trading Act (WpHG).

Regulations governing the appointment and dismissal of members of the Executive Board

The Company is managed and represented vis-à-vis third parties by the Executive Board. According to section 6 of the Articles of Association, the Executive Board consists of one or more persons, who may be appointed for a maximum of five years; reappointment is permitted. The Supervisory Board determines the number of members of the Executive Board, appoints them and revokes their appointment (section 84 of the AktG, section 6 of the Articles of Association). Currently there are four members of the Executive Board.

Regulations governing amendments to the Articles of Association

Changes to the Articles of Association take place in line with sections 179, 133 of the AktG as well as sections 11, 20 of the Articles of Association. In accordance with section 179 of the AktG, the statutes may only be amended by a resolution of the Annual Shareholders' Meeting. In accordance with section 20 of the Articles of Association, this requires the simple majority of votes cast and the simple majority of the share capital represented unless the law prescribes otherwise. According to section 11 of the Articles of Association, the Supervisory Board is authorised to make changes to the Articles of Association that only relate to the version.

The Executive Board's authority to issue or buy back shares

The Executive Board of Q-Cells AG is authorised by the resolution of the Annual Shareholders' Meeting on 14 June 2007, with the consent of the Supervisory Board, to increase the Company's share capital by up to € 54,526,653.00 in return for contributions in kind and/or cash contributions by issuing up to 54,526,653 new ordinary bearer shares at no par value and/or preference shares with or without voting rights (unit shares) on one or more occasions up to 31 May 2012 **(authorised capital).** The authorisation includes the authority to issue additional preference shares with or without voting rights, which rank ahead of or equal to the preference shares issued on the basis of this authorisation. At the same time the Executive Board is authorised, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine the start of profit-sharing and to stipulate additional details for each capital increase and the conditions for the share issue.

The Executive Board was authorised by the resolution of the Annual Shareholders' Meeting of 29 December 2003, with the consent of the Supervisory Board, to issue up to 8,900 subscription rights **(stock options)** to current and future members of the Executive Board and employees of the Company on one or more occasions up to 31 December 2008 (Stock Option Programme 2003). The Stock Option Programme 2003 was closed by resolution of the Annual Shareholders' Meeting on 16 August 2005. The stock options issued entitle the holder to subscribe to Q-Cells AG's ordinary no par value shares. Alternatively those entitled to acquire the shares may also be granted a cash settlement, subject to the consent of the Supervisory Board, although the Company's Executive Board does not anticipate payment of a cash settlement.

For the purpose of fulfilling subscription rights, the Annual Shareholders' Meeting of 29 December 2003 resolved a contingent capital increase in the Company's share capital. On the balance sheet date, the contingent capital I still amounted to € 1,721,688.00.

The Executive Board is authorised by the resolution of the Annual Shareholders' Meeting of 16 August 2005, with the consent of the Supervisory Board, to issue up to 434,948 stock options to current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG and affiliated companies on one or more occasions up to 31 December 2010 (Stock Option Programme 2005). The stock option program 2005 permits entitled employees to acquire Q-Cells AG shares, subject to certain preconditions, at an established exercise price under defined conditions. Alternately, those with subscription rights may also be granted a cash settlement at the discretion of the Executive Board, with the consent of the Supervisory Board, although the Company's Executive Board does not anticipate payment of a cash settlement.

For the purposes of fulfilling subscription rights, the Annual Shareholders' Meeting of 16 August 2005 resolved a contingent capital increase in the Company's share capital. On the balance sheet date, contingent capital II still amounted to € 1,221,134.00.



The Executive Board is authorised by the resolution of the Annual Shareholders' Meeting of 14 June 2007, with the consent of the Supervisory Board, to issue up to 5,756,442 options to current and future employees and members of the Executive Board as well as to members of the management and employees of companies currently affiliated or affiliated in future, which entitle the holder to acquire new shares in Q-Cells AG in accordance with the option conditions, on one or more occasions up to 31 May 2011 (Stock Option Programme 2007). Alternatively, those entitled to acquire the shares may, at the option of the Executive Board and with the consent of the Supervisory Board, also be granted a cash settlement. As with the previous programme, the Company's Executive Board does not anticipate payment of a cash settlement.

For the purposes of fulfilling subscription rights, the Annual Shareholders' Meeting of 14 June 2007 resolved a contingent capital increase. Accordingly, the Company's share capital is contingently increased by up to € 5,756,442.00 by issuing up to 5,756,442 ordinary bearer shares at no par value (contingent capital IV). On the balance sheet date, contingent capital IV is maintained in full.

The Executive Board is authorised by the resolution of the Annual Shareholders' Meeting of 14 June 2007 with the consent of the Supervisory Board, to issue **options and/or convertible bonds** with a total nominal amount of up to € 3 billion, on one or more occasions up to 31 May 2012 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's ordinary shares with no par value (unit shares) with a pro rata amount of the share capital totalling up to € 36,247,465.00 subject to the more detailed provisions of the option and convertible bond conditions. To this end, the Annual Shareholders' Meeting confirmed, extended and re-formulated the existing contingent capital III. Accordingly, the share capital of Q-Cells AG is contingently increased by up to € 43,621,323.00 by issuing up to 43,621,323 new ordinary bearer shares with a pro rata amount of the share capital of € 1.00 each (unit shares).

Q-Cells AG is authorised up to 30 November 2008 by resolution of the Annual Shareholders' Meeting of 14 June 2007, in accordance with section 71 paragraph 1 No. 8 of the AktG, to acquire the **Company's ordinary shares** up to 10.0% of the existing share capital and use them, excluding shareholders' subscription rights, in such a way as to be able to offer them as part of a merger with companies or as part of the acquisition of companies or holdings and issue them as part of employee participation plans.

Supplemental Report

After the balance sheet date (31 December 2007) and up to the date the balance sheet was prepared (11 March 2008), the Company was informed as follows with regard to direct or indirect holdings in the capital, which exceed 10% of the voting rights in Q-Cells AG, in accordance with the provisions of the Securities Trading Act (WpHG):

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Good Energies Investments B.V. in liquidation (previously operating under the name Voorspring Holding B.V.), Amsterdam, the Netherlands has informed us that its share of the voting rights in Q-Cells AG amounted to 0.00% on 23 January 2008. Good Energies (Solar Investments) S.à r.l., Luxemburg, Grand Duchy of Luxemburg, has confirmed that it has acquired all shares in Q-Cells AG from Good Energies Investments B.V. in liquidation.

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), Fidelity Management & Research Company, Boston, USA has informed us that its share of the voting rights in Q-Cells AG fell below the 10% threshold on 24 January 2008. Its share in the voting rights subsequently amounted to 9.90% (7,985,493 voting rights) and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 6 of the Securities Trading Act (WpHG).

Pursuant to section 21 paragraph 1 of the Securities Trading Act (WpHG), FMR LLC, Boston, USA has informed us that its share of the voting rights in Q-Cells AG fell below the 10% threshold on 5 February 2008. Its share in the voting rights subsequently amounted to 9.98% (8,051,427 voting rights) and that all voting rights were assigned to it in accordance with section 22 paragraph 1 clause 1 No. 6 in conjunction with clause 2 of the Securities Trading Act (WpHG).

FORECAST REPORT

It is generally anticipated that the global expansion for renewable energy sources and thus photovoltaic systems will increase considerably. There are numerous reasons for this: virtually all governments have now recognised that climate protection is one of the central tasks for the present and the future. As a result, they are implementing programmes to generate energy without carbon dioxide emissions by using regenerating energy sources. An added incentive is that fossil fuels, which currently cover the major portion of the world's energy needs, are finite, as is uranium, the source material for using nuclear energy, and will in future only be extracted under more difficult conditions and therefore at greater expense.

Finally, prices for fossil fuels such as oil and gas are rising continuously on global markets in the face of increasing demand and limited resources. The International Energy Agency estimates that world energy needs will double by the year 2030. This increase will be driven particularly by the sharply growing needs in the most populous emerging countries such as China and India.

Moreover, decision-makers in the world of politics and economy in Western industrialised countries are increasingly preoccupied with the question of supply security. At the core of this issue is the recognition that the predominant portion of fossil fuel reserves lies in politically unstable regions of the world and that energy supplies are extremely vulnerable to terrorist attacks.

These factors reinforce the role of renewable energy sources. The high growth rates in the photovoltaic market will continue in the upcoming years, according to both our estimates and the unanimous assessment of a variety of analysts. According to the most recent estimates of the European photovoltaic organisation EPIA, the global market will total approximately 7.0 GWp by 2010. The most optimistic estimates by analysts assume a global market of up to 20 GWp. Q-Cells is assuming a potential of between 14 GWp and 16 GWp at this stage.

As in previous years, **Germany** was by far the largest market for photovoltaic systems in 2007. We estimate that photovoltaic systems with an output of approximately 1,300 MWp were installed in Germany last year.

The current proposal for the amendment of the German Renewable Energies Act (EEG) envisages a greater decrease in the annual feed-in tariff than the rates currently in force of 5% for roof-top systems and 6.5% for ground-mounted systems. The following table provides an overview of the changes in the feed-in tariff for solar systems per kWh up to 2011 contained in the draft to be voted on by the Bundestag.

YEAR	Roof-top system with an output of up to 30 KWp	Ground-mounted system
Status		
2007	€ 0.49	€ 0.38
2008	€ 0.47 (-5%)	€ 0.35 (-6,5%)
2009	€ 0.42 (-7% and € -0.01 = -9.1%)	€ 0.32 (-7% and € -0.01 = -9.8%)
2010	€ 0.40 (-7%)	€ 0.30 (-7%)
2011	€ 0.36 (-8%)	€ 0.27 (-8%)

A reduction in the feed-in tariff of 8% each year is also envisaged for the years after 2011. We expect that the final vote will take place in the Bundestag by July 2008.

We estimate that the second largest market, with a figure for installation of approximately 400 MWp, was **Spain.** The installation ceiling for the current, very attractive – given the high levels of solar radiation – feed-in tariff of € 0.42 kWh was reached in September 2007. However, all solar systems which are connected to the electricity network within a year of the installation ceiling being reached will also benefit from the attractive feed-in tariff. A follow-up regulation is currently under discussion in Spain. Because of the very high levels of solar radiation, which permit production of up to 1,800 kWh of electricity per installed KWp, even a marked reduction in the feed-in tariff would lead to a sufficient incentive for the installation of more solar systems in Spain.

According to analysts' estimates, some 300 MWp was installed in **Japan** last year. The fact that the country has comparatively high and rapidly rising prices for peak load electricity is likely to lead to rising installation figures on the Japanese market over the next few years.

In the **USA,** solar modules with an output of between 250 and 300 MWp are likely to have been installed last year. We expect that the regulation allowing investors to offset 30% of the cost of investing in a photovoltaic system against tax, which is limited to the end of 2008 at federal level, will be extended for a further year. The background to this is that the new president to be elected in November 2008 is to be given sufficient time to come up with a new regulation. However, as in the past, regulations at state level and regional activities are likely to remain the main drivers for the US market. The two states of New Jersey and California currently have the most ambitious plans for expansion. We also view the sun soaked south western of Arizona, New Mexico, Nevada and Utah as well as Hawaii as important future markets.

In addition to the two largest European markets, namely Germany and Spain, **other EU member states** also feature attractive feed-in tariffs. At this point we should mention Italy and France, in particular, but also Greece and Portugal. Over the next few years, we expect the most rapid market growth in Italy. Solar modules, which are installed in southern areas of **Italy,** can generate up to 1,700 kWh of electricity per installed KWp. Furthermore, according to statistics from the EU, Italy has the highest average electricity prices for private households. Since electricity generation in Italy is far more heavily dependent on burning oil or gas than in other countries, electricity prices are likely to rise sharply over the next few years. As a consequence, the installation of photovoltaic systems should become even more attractive.

To continue to grow substantially in future, we plan to invest in our core business, the production of monocrystalline and polycrystalline solar cells in the next few years. In addition to these investments in our core business, we shall also press ahead with expanding capacity in promising new technologies in future: the aim of developing these technologies is further cost reductions, reduced dependence on the silicon market and securing our market position. New technologies, particularly in the area of the thin-film process, complement proven silicon technology, by satisfying increased demand and covering new market segments, including ground-mounted systems usage. We anticipate that, despite the growing importance of thin-film technologies in the foreseeable future, wafer-based silicon technology will continue to dominate.

Q-Cells has achieved considerable cost reductions in the past year and strengthened the foundation for future growth with its rapid expansion of production capacity, accelerated research and development both in our core business and in the field of new technologies and constant improvement in products and in production processes.

Expectations for 2008

At the beginning of 2008, sales in the important markets of Germany and Spain remain buoyant. Q-Cells expects that this positive trend will continue over the rest of 2008. The first months will probably be characterised by strong demand from Spain. Photovoltaic systems, which are installed in Spain up to September 2008, will still receive the current high feed-in tariff. In the second half, we expect demand from Germany to firm, as investors bring forward planned installations in anticipation of the increased reduction in the feed-in tariff. In addition, the Italian market is likely to offer a far greater volume than in the previous year. Q-Cells has created a good starting position for participating in this growth with the conclusion of supply contracts with five Italian module manufacturers in the past year. In addition, our largest customer, Solon AG, is developing a module manufacturing plant in Italy. The other important markets, namely the USA, France and South Korea, should also contribute to growth in the global market.

Given an expected production volume of 540 MWp in its core business and between 25 and 50 MWp in thin-film modules, Q-Cells is forecasting growth in sales of approximately 40% to around € 1,200 million. Of the planned total production of between 565 and 590 MWp, approximately 60% will be manufactured in the second half of 2008, since we shall transfer the insights gained from our new production line V to production lines I to IV in the course of the first half as part of a retrofit programme. Another reason for this is the additional availability of capacity both in the core business and in the thin-film division from mid-2008. Thanks to the measures to optimise lines I to IV and the fact that the production line will be fully operational, Q-Cells will have a production capacity for silicon solar cells of 630 MWp by mid-2008. In the course of the second half, Q-Cells will increase production capacity by a further 130 MWp by bringing the first section of production line VI on stream. At the end of 2008, total production capacity will stand at 760 MWp.

In fiscal 2008, we shall endeavour to achieve an EBIT margin of around 20%. This objective already includes the start-up losses of the fully consolidated new technologies (Calyxo, Brilliant 234./Sontor, VHF Technologies). Without the effect of the participation in REC we are expecting net income of € 168 million, which equates to a return on sales of 14%. On the basis of current consensus estimates by stock market analysts, we expect additional income of € 30 million from our participation in REC. Of this figure, € 42 million is likely to be attributable to pro rata net income and € 12 million to writing down assets acquired (orders backlog and technologies). We shall undertake investment of at least € 400 million in 2008, of which more than half will be directed at developing and expanding new technologies. Likewise more than half our planned investment will be undertaken at the site of our corporate headquarters in Bitterfeld-Wolfen. Because of this substantial investment, which amounts to more than two and a half times our net income for 2007, we do not intend to pay a dividend on the ordinary shares for the past fiscal year but will only pay a dividend of € 0.03 per preference share.

Given our substantial equity ratio of over 70%, we plan to borrow to finance future investment.

Targets for 2009 and 2010

At the end of the first quarter of 2009, Q-Cells will start production of crystalline solar cells at its new location in Malaysia. As a result, our production capacity for silicon solar cells will rise by 160 MWp to 920 MWp (nominal capacity 1,150 MWp) at the end of the first quarter or 2009.

For 2009, Q-Cells is setting itself the target of sharply increasing sales to approximately € 1,700 million. This target is based on the contracts concluded last year for the supply of directly cleaned metallurgical silicon by Elkem and of silicon wafers by LDK Solar.

In 2010, we aim to increase production in our core business, the manufacture of monocrystalline and polycrystalline solar cells to over 1 GWp. In addition, we aim to produce between 400 and 600 MWp of thin-film modules.

RESPONSIBILITY STATEMENT OF THE COMPANY'S LEGAL REPRESENTATIVES

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bitterfeld-Wolfen OT Thalheim, 11 March 2008

Q-Cells AG's Executive Board

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET AS PER IFRS

AS OF 31 DECEMBER 2007

ASSETS	Notes	12/31/2007 € million	12/31/2006 € million
A. NON-CURRENT ASSETS			
I. Goodwill	3.2., 4.1.	2.5	0.4
II. Intangible assets	3.3., 4.2.	40.4	27.4
III. Property, plant and equipment	3.4., 4.3.	366.4	144.1
IV. Financial assets	3.5.	0.0	0.0
V. Financial assets accounted for using the equity method	3.5., 4.4.	1,207.3	38.3
VI. Other non-current assets	3.6., 4.5.	83.2	66.5
		1,699.8	**276.7**
B. CURRENT ASSETS			
I. Inventories	3.7., 4.6.	94.4	78.7
II. Trade accounts receivable	3.8., 4.7.	121.1	83.5
III. Market values of financial instruments	3.9., 4.8.	6.7	22.2
IV. Financial assets	3.10., 4.9.	186.5	10.1
V. Other receivables and assets	3.8., 4.10.	65.7	16.0
VI. Cash and cash equivalents	3.11., 4.11.	414.1	147.3
		888.5	**357.8**
TOTAL ASSETS		**2,588.3**	**634.5**

EQUITY AND LIABILITIES	Notes	12/31/2007 € million	12/31/2006 € million
A. SHAREHOLDERS' EQUITY	**3.12., 4.12.**		
I. Subscribed capital		111.3	74.7
II. Capital reserve		1,459.6	247.7
III. Revenue reserves		252.4	104.0
IV. Other reserves		–0.4	–0.1
Q-Cells AG shareholders		1,822.9	426.3
V. Minority interests		10.9	13.7
		1,833.8	**440.0**
B. NON-CURRENT LIABILITIES			
I. Convertible bond	**3.13., 4.13.**	402.9	0.0
II. Profit participation capital	**3.14., 4.14.**	14.7	14.6
III. Non-current financial liabilities	**3.18., 4.15.**	1.1	6.1
IV. Deferred investment grants and subsidies	**3.15., 4.16.**	66.0	32.6
V. Other provisions	**3.16., 4.17.**	6.4	4.7
VI. Other non-current liabilities	**3.18., 4.18.**	57.2	13.6
VII. Deferred taxes	**3.17., 4.19.**	5.1	5.3
		553.4	**76.9**
C. CURRENT LIABILITIES			
I. Current financial liabilities	**3.18., 4.20.**	10.8	6.7
II. Trade accounts payable	**3.18., 4.21.**	64.6	44.3
III. Tax liabilities	**3.18., 4.22.**	26.7	16.4
IV. Deferred investment grants and subsidies	**3.15., 4.23.**	9.5	6.4
V. Market values of financial instruments		0.7	22.6
VI. Other provisions	**3.16.**	1.0	0.9
VII. Other current liabilities	**3.18., 4.24.**	87.8	20.3
		201.1	**117.6**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES		**2,588.3**	**634.5**

CONSOLIDATED INCOME STATEMENT AS PER IFRS

FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2007

	Notes	2007 € million	2006 € million
1. Sales revenues	5.1.	858.9	539.5
2. Change in stocks of finished and unfinished products		-0.3	18.7
3. Other own work capitalised	5.2.	4.9	1.7
4. Other operating income	5.3.	13.8	10.9
5. Cost of materials	5.4.		
a) Expenses for raw materials, consumables and supplies and for goods purchased		522.0	325.9
b) Expenses for services purchased		12.5	16.6
6. Personnel expenses	5.5.		
a) Wages and salaries		50.5	31.7
b) Social security contributions and expenses for pensions		11.9	5.5
c) Expenses relating to stock options		4.0	6.2
7. Depreciation and amortisation	5.6.	25.0	17.8
8. Other operating expense	5.7.	54.4	37.7
9. Net income from operating activities		**197.0**	**129.4**
10. Income from financial assets accounted for using the equity method	5.8.	10.6	7.0
11. Income from the sale of shares	5.9.	44.0	0.0
12. Interest and similar income	5.10.	18.2	5.3
13. Interest and similar expense	5.10.	24.8	3.3
14. Results from financial instruments	5.10.	-35.2	-0.4
15. Income before taxes		**209.8**	**138.0**
16. Income taxes	5.11.	64.0	42.2
17. Net income		**145.8**	**95.8**
Results attributable to minority shareholders		**-2.6**	**-1.3**
Net income for the year attributable to Q-Cells AG shareholders		**148.4**	**97.1**

Earnings per share		**2007**	**2006**
Earnings per share (undiluted) in €	5.12.	1.40	1.31
Earnings per share (diluted) in €	5.12.	1.35	1.24

CONSOLIDATED CASH FLOW STATEMENT AS PER IFRS

FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2007

	2007 € million	2006 € million
Net income	145.8	95.8
Income tax expense	64.0	42.2
Depreciation and amortisation	25.0	17.8
Income from financial assets accounted for using the equity method	-10.6	-7.0
Income from financial instruments	35.2	0.0
Income from disposal of financial assets	-44.0	0.0
Other non-cash expenses and income	4.2	7.1
Amortisation of investment grants and subsidies	-6.8	-6.7
Change in provisions	1.8	2.3
Losses on the disposal of intangible assets and property, plant and equipment	0.5	0.1
Change in inventories, receivables and other assets	-55.7	-80.9
Change in advances paid	-21.8	-35.5
Change in advances received	15.4	17.6
Liabilities from wage tax and social security relating to stock option programmes	50.2	0.0
Change in other liabilities	34.2	10.0
Interest and similar income	-18.2	-5.3
Interest and similar expense	24.8	3.3
Liquid funds generated from operating activity	**244.0**	**60.8**
Interest paid	-1.3	-3.0
Interest received	16.3	5.3
Income taxes paid	-53.3	-39.5
Cash provided by operating activities	**205.7**	**23.6**
Capital expenditure on intangible assets	-8.1	-6.3
Capital expenditure on property, plant and equipment	-244.2	-61.0
Acquisitions of equity investments	-77.8	-8.7
Capital expenditure for the acquisition of operations	-3.5	0.0
Changes in financial assets	-176.4	22.4
Payment for loans granted	-11.7	-22.5
Proceeds from the repayment of loans granted	1.9	4.1
Proceeds from the disposal of financial assets	88.0	0.0
Proceeds from the disposal of property, plant and equipment	0.0	0.3
Proceeds from investment grants and subsidies	8.8	14.6
Cash used in investing activities	**-423.0**	**-57.1**
Proceeds from the issue of a convertible bond	492.5	0.0
Costs of obtaining capital through the convertible bond	-8.0	-0.2
Proceeds from the issue of new shares	4.8	1.2
Repayment of silent partners' interest	0.0	-4.1
Repayment of loans	-8.3	-15.7
Payments under finance lease	-1.0	-0.9
Cash provided by (previous year: cash used in) financing activities	**480.0**	**-19.7**
Change in liquid funds	262.7	-53.2
Effects of foreign exchange and other non-cash changes	4.1	-0.1
Cash and cash equivalents at the beginning of the year	147.3	200.6
Cash and cash equivalents at the end of the year	**414.1**	**147.3**

CHANGES IN CONSOLIDATED EQUITY AS PER IFRS

FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2007

	Subscribed capital	Capital reserve	Revenue reserves
	€ million	€ million	€ million
01/01/2006	**36.9**	**240.7**	**44.1**
Valuation of financial instruments			
Foreign currency translation			
Changes in the equity of financial assets accounted for using the equity method		0.1	
Income and expenses recognised directly in equity	**0.0**	**0.1**	**0.0**
Stock option programme		6.3	
Net income			97.1
Total income and expenses recognised in equity	**0.0**	**6.4**	**97.1**
Issue of new shares for subscription	0.6	0.6	
Capital increase from reserves	37.2		-37.2
Change in the scope of consolidation			
12/31/2006	**74.7**	**247.7**	**104.0**
Valuation of financial instruments (€ 4.5 million less deferred taxes of € 0.1 million)			
Foreign currency translation			
Change in the equity of financial assets accounted for using the equity method		0.0	
Income and expenses recognised directly in equity	**0.0**	**0.0**	**0.0**
Stock option programme		4.0	
Net income			148.4
Total income and expenses recognised in equity	**0.0**	**4.0**	**148.4**
Issue of new shares for subscription	2.2	2.6	
Capital increase in return for contributions in kind	34.4	1,108.0	
Acquisition of minority interests in VHF			
Change to the scope of consolidation			
Part of the convertible bond recorded in equity (€ 96.9 million plus deferred taxes of € 0.4 million)		97.3	
12/31/2007	**111.3**	**1,459.6**	**252.4**

Other reserves		Q-Cells AG shareholders	Minority interests	Total equity
Market valuation € million	Foreign exchange differences € million	€ million	€ million	€ million
-0.4	**0.0**	**321.3**	**0.0**	**321.3**
0.4		0.4		0.4
	-0.1	-0.1	-0.4	-0.5
	0.0	0.1		0.1
0.4	**-0.1**	**0.4**	**-0.4**	**0.0**
		6.3		6.3
		97.1	-1.3	95.8
0.4	**-0.1**	**103.8**	**-1.7**	**102.1**
		1.2		1.2
		0.0		0.0
		0.0	15.4	15.4
0.0	**-0.1**	**426.3**	**13.7**	**440.0**
	4.4	4.4		4.4
	-0.4	-0.4	-0.3	-0.7
1.9	-6.2	-4.3		-4.3
1.9	**-2.2**	**-0.3**	**-0.3**	**-0.6**
		4.0		4.0
		148.4	-2.6	145.8
1.9	**-2.2**	**152.1**	**-2.9**	**149.2**
		4.8		4.8
		1,142.4		1,142.4
		0.0	-1.3	-1.3
		0.0	1.4	1.4
		97.3		97.3
1.9	**-2.3**	**1,822.9**	**10.9**	**1,833.8**

SEGMENT REPORTING

FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2007

OVERVIEW OF AREAS OF OPERATIONS (primary reporting format)	Core Business		New Technologies	
	2007 € million	2006 € million	2007 € million	2006 € million
Segment sales revenues	835.8	539.3	0.4	0.2
Segment income	187.8	131.6	-8.3	-2.2
Income from financial assets accounted for using the equity method				
Pro rata income	0.0	0.0	-3.0	-2.4
Difference on the liabilities side	0.0	0.0	0.0	9.4
Income from the sale of shares	0.0	0.0	0.0	0.0
Income from financial instruments	1.2	-0.4	0.0	0.0
Net income				
Segment assets	1,030.0	490.8	125.3	48.7
Shares in financial assets accounted for using the equity method	0.0	0.0	137.8	38.2
Market values of financial instruments	4.6	22.2	0.0	0.0
Total assets				
Segment liabilities	226.0	112.9	28.4	5.5
Market values of financial instruments	0.7	22.6	0.0	0.0
Total liabilities				
Acquisition costs of segment assets (Property, plant and equipment and intangible assets)	199.2	45.4	63.0	22.7
Depreciation and amortisation on segment assets	23.6	17.5	1.4	0.3
Total amount of significant non-cash expenses	4.0	6.2	0.0	0.0

Silicon Trading		REC		Items not allocated		Group	
2007 € million	**2006 € million**	**2007 € million**	**2006 € million**	**2007 € million**	**2006 € million**	**2007 € million**	**2006 € million**
22.7	0.0	0.0	0.0	0.0	0.0	858.9	539.5
17.5	0.0	0.0	0.0	0.0	0.0	197.0	129.4
0.0	0.0	13.6	0.0	0.0	0.0	10.6	−2.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.4
0.0	0.0	44.0	0.0	0.0	0.0	44.0	0.0
0.0	0.0	−36.4	0.0	0.0	0.0	−35.2	−0.4
						148.4	**97.1**
0.0	0.0	0.0	0.0	219.0	34.6	1.374.3	574.1
0.0	0.0	1,069.5	0.0	0.0	0.0	1.207.3	38.2
0.0	0.0	2.1	0.0	0.0	0.0	6.7	22.2
						2,588.3	**634.5**
0.0	0.0	0.0	0.0	499.4	53.5	753.8	171.9
0.0	0.0	0.0	0.0	0.0	0.0	0.7	22.6
						754.5	**194.5**
0.0	0.0	0.0	0.0	0.0	0.0	262.2	68.1
0.0	0.0	0.0	0.0	0.0	0.0	25.0	17.8
0.0	0.0	0.0	0.0	0.0	0.0	4.0	6.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2007 OF Q-CELLS AG, BITTERFELD-WOLFEN OT THALHEIM

1. GENERAL DISCLOSURES

1.1. BASIC INFORMATION

Q-Cells AG, its subsidiaries and its major holdings operate in the promising photovoltaic market. While Q-Cells AG has specialised in the development, manufacture and marketing of high-quality solar cells, most of the subsidiaries and holdings concentrate on new photovoltaic technologies such as thin-film and concentrator technologies. Q-Cells AG was established in 1999 and is now one of the largest and fastest-growing companies in the sector worldwide.

As of the balance sheet date, 31 December 2007, the Group employed 1,627 individuals. At the end of 2007, the number of trainees was 76. Q-Cells AG's Executive Board consists of four members.

Q-Cells AG is registered at the commercial register, district court of Stendal, under number HR B 16621.

The Company's registered head office is Guardianstrasse 16, 06766 Bitterfeld-Wolfen, OT Thalheim, Germany. The consolidated financial statements can be obtained from the Company's headquarters and are published in the electronic Federal Gazette.

The consolidated financial statements are prepared in euros (€), since the majority of Group transactions are realised in this currency. All amounts are indicated in millions of euros (€ million), unless otherwise indicated. Rounding differences may occurr.

1.2. SIGNIFICANT EVENTS DURING THE FISCAL YEAR

Long-term supply contract with Elkem Solar AS

Q-Cells AG secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through a long-term supply contract with Elkem Solar AS, Oslo/Norway (Elkem Solar), which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

The contract provides for Elkem Solar supplying Q-Cells AG with contractually agreed quantities of directly cleaned metallurgical silicon from the fourth quarter of 2008. The basic quantity amounts to approx. 50% of Elkem Solar's current planned production (in its first factory). The cells produced therefrom are expected to generate a total output of more than 10 GWp. In addition, Q-Cells has the option to purchase up to 30% of the production volume from each new production facility that Elkem Solar constructs during the contract term. The prices for the Silicon are based on market prices. The prices for 2008 and 2009 are fixed and the prices for 2010 and 2011 are 50% fixed and 50% variable depending on the market price. Q-Cells will pay a variable market price from 2012, which will be negotiated annually.

Acquisition of a stake in REC Renewable Energy Corporation

In connection with the silicon contract Q-Cells AG acquired in February 2007 17.9% of the shares (88,456,767 shares) in Renewable Energy Corporation ASA, Høvik/Norway (REC) from Good Energies Investments B.V., Amsterdam/Netherlands (Good Energies). At the same time, Good Energies increased its stake in Q-Cells AG. As part of a capital increase through contributions in kind, Q-Cells AG issued 34,323,579 new shares to Good Energies, of which 3,753,595 were ordinary shares and 30,569,984 were preference shares. This exchange of shares amounted to € 1,142.4 million in total. To secure the price of the REC shares obtained in the course of the capital increase through contributions in kind to some extent, three put option agreements were concluded. Q-Cells AG is entitled but not obliged to make delivery of a total of 78,573,329 shares, which were contributed as part of the capital increase through contributions in kind, to Orkla ASA, Oslo/ Norway.

In June 2007 Q-Cells AG sold 3,500,000 shares in REC as a result of which its stake in REC has fallen to 17.18%. Q-Cells AG received funds totalling € 88.0 million from the sale of this stake. The resulting capital gain of € 44.0 million is recorded separately in the income statement as income from the sale of shares.

Issue of a convertible debenture
On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (with the exception of the guarantee) unsecured convertible debenture ("convertible bond"). The convertible bond was issued by Q-Cells International Finance B.V., Rotterdam/Netherlands, a wholly owned subsidiary of Q-Cells, which was established on 6 February 2007, and is guaranteed by Q-Cells. The issue volume of the convertible bond amounted to € 492.5 million on the value date of 28 February 2007.

Establishment of a joint venture
In the course of further complementary investment in its existing technology portfolio in January 2007, Q-Cells AG took a 67.5% stake in Solibro GmbH, Bitterfeld-Wolfen OT Thalheim/Germany as part of a joint venture with Solibro AB, Uppsala/Sweden. Solibro GmbH will commercialise the Copper Indium Gallium Diselenide (CIGS) thin film technology developed in Sweden by Solibro AB. As part of this transaction, Q-Cells AG incurred payment obligations of € 84.0 million (including obligations that are uncertain but expected).

Exercise of the option regarding the acquisition of further shares in VHF-Technologies SA
In March 2007, Q-Cells AG decided to exercise its option to acquire a total of 51.0% of the shares in VHF-Technologies SA, Switzerland. The purchase price of € 6.5 million for the increase from 23.44% to 51.0%, which took place in the second quarter 2007, was paid to VHF in cash as part of a capital increase. A difference identified on the liabilities side as part of the current increase in the stake (acquisition of minority interests) (a so-called "lucky buy") was recognised in the income statement with a figure of € 1.3 million and shown under other operating income.

Increase in the stake in The Solaria Corporation
As part of a capital increase carried out in July 2007, Q-Cells AG acquired a further 19.15% stake in The Solaria Corporation located in Fremont, California/USA (Solaria). As a result of the dilution effect of the options executed, the stake had increased to 31.4% to the reporting date.

Acquisition of the operations of Solar Fields LLC
The operations of Solar Fields LLC, Perrysburg, Ohio/USA were acquired at the end of October 2007 with the aim of continuing the activities of Q-Cells AG, its subsidiary Calyxo GmbH and of Solar Fields with regard to the production of cadmium telluride thin-film solar modules jointly in future.

As a result of the transaction, Calyxo GmbH acquired all of Solar Fields' intellectual property, thus strengthening its technological basis by gaining perpetual exclusive access to the technology and its exploration. Solar Field's other assets were assigned to the newly established Calyxo USA, Inc., a wholly owned subsidiary of Calyxo GmbH. Calyxo USA, which is based in Toledo, Ohio/USA, will concentrate on research and development. To this, all of Solar Fields' employees will also be transferred to Calyxo USA. Please refer to section 2.1. with regard to the purchase price components, including the granting of a 7% stake in Calyxo GmbH.

2. CONSOLIDATED FINANCIAL STATEMENTS

2.1. COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which we exercise a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of holding
Brilliant 234. GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Q-Cells International GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	100.00%
Q-Cells International USA Corp.	Delaware/New Castle/USA	100.00%*
Q-Cells International Finance B.V.	Rotterdam/Netherlands	100.00%
Q-Cells Asia Ltd.	Hong Kong/China	100.00%
Calyxo GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	93.00%
Calyxo USA Inc.	Toledo,Ohio/USA	93.00%*
VHF Technologies S.A.	Yverdon-les-Bains/Switzerland	51.00%
Flexcell GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	51.00%*

* indirectly

Start-ups
The following start-ups do not constitute an acquisition in the sense of IFRS 3, since no operations were acquired.

On 6 February 2007, Q-Cells AG established **Q-Cells International Finance B.V.**, Rotterdam/Netherlands, and has held 100% of the shares since this date. The share capital amounts to € 18 thousand and was contributed in cash. Among other things, the purpose of the company is to present the Group on international financial markets, to raise funds as well as to issue debentures, other securities or debt instruments.

In February 2007, Q-Cells AG issued a convertible bond via its newly established subsidiary. (Please see our comments on shareholders' equity.)

Q-Cells International GmbH, Bitterfeld-Wolfen OT Thalheim, which was formed by Q-Cells AG by way of a partnership agreement dated 14 September 2007, was entered in the commercial register on 5 October 2007. The share capital amounts to € 10.0 million and was contributed in cash. Q-Cells International GmbH, a wholly owned subsidiary of Q-Cells AG, is to manage the Q-Cells Group's entire international project business as a holding company. At the end of November 2007, Q-Cells International USA Corp., which is based in Delaware, New Castle/USA, a wholly owned subsidiary of Q-Cells International GmbH, was established for this purpose.

Acquisition of operations
At the end of October 2007, the entire day-to-day operations of **Solar Fields LLC,** Perrysburg, Ohio/USA, were acquired with the aim of continuing the activities of Q-Cells AG, its wholly owned subsidiary Calyxo GmbH (acquirer in the sense of IFRS 3) and Solar Fields with regard to the production of cadmium telluride thin-film solar modules jointly in future. The three companies have been working closely together since Solar Fields exclusively licensed its innovative deposition technology to Calyxo GmbH.

As part of the transaction Calyxo GmbH acquired all Solar Fields' patents by way of a contribution in kind and thus achieved long-term and exclusive access to the technology developed by Solar Fields and all enhancements. Solar Fields' other assets, which consisted mainly of tangible fixed assets, were transferred to the newly established Calyxo USA Inc., a wholly owned subsidiary of Calyxo GmbH. Calyxo USA, which is based in Toledo, Ohio/USA, will concentrate on research and development in future. All Solar Fields employees were transferred to Calyxo USA.

The following fair values for the assets acquired were established by an independent appraiser. There were no deferred taxes on the acquisition date since fair values are also used in the tax balance sheet.

	Fair value € million	Carrying value at purchaser € million
Technology acquired	9.5	0.0
Other assets	0.5	0.5
Net assets acquired	10.0	0.5

Acquisition costs break down as follows:

	€ million
Cash payment component	3.5
Loan waiver	0.9
Prepayments made for technology components	2.0
Award of shares in Calyxo GmbH amounting to 7.0 %	5.8
Incidental acquisition costs	0.1
Total costs for the acquisition of the operation	12.3
Less net assets acquired at fair value	–10.0
Goodwill	2.3

Goodwill mainly reflects the future potential income resulting from the planned enhancement of technology and the expertise of Solar Fields' employees and was reported at the level occurring at Q-Cells AG.

New shares with a nominal value of € 75,250, which were created through a capital increase at Calyxo GmbH, were issued to Solar Fields, which will act as a holding company following the transfer of its operations.

The shares issued were also valued by an appraiser. Account was taken of the following material assumptions when establishing their value:

The underlying business plan encompasses a period of eleven years (2007 to 2017) and already takes account of the investment-related increase in Calyxo GmbH's capital reserves of € 63 million at the end of 2008 cited below. This business plan includes three scenarios, whose probability of occurrence was weighted. The capitalised earnings value was calculated with a discount rate of 10.65 % and amounts to € 82.5 million.

The profit contribution attributable to Solar Field's operations included in the Group from the date of acquisition is insignificant.

If the operation had been acquired on 1 January 2007, neither sales nor results would have changed significantly.

As a consequence of the capital increase at Calyxo GmbH, Q-Cells AG's stake has been diluted. This dilution was accounted for by assuming a partial disposal of the stake, which resulted in a gain of € 0.3 million, which is shown under other operating income. A constructive obligation by Q-Cells AG to Calyxo GmbH to pay € 63.0 million into the capital reserves of Calyxo GmbH to finance investment was taken into consideration in the calculation, which is not matched by a commensurate payment obligation for Solar Fields. In this respect, Solar Fields will receive a future benefit amounting to 7.0% of the present value of € 63.0 million, which is why this was taken into account with a reduction of € 3.9 million in the capital gain and at the same time recorded as a liability. The obligation is shown under other liabilities.

At the time of acquisition, minority interests resulting from the transaction of € 1.4 million were recorded in the consolidated balance sheet.

Acquisition of minority interests

As of 31 December 2006, the stake in **VHF-Technologies SA**, Yverdon-les-Bains/Switzerland (VHF) amounted to 23.44%, and Q-Cells AG has the option to increase its holding to 51.0% at any time. Therefore, in accordance with IAS 27.14, VHF was fully consolidated in the consolidated financial statements with effect from 24 May 2006 (acquisition date).

On 13 March 2007, Q-Cells AG resolved to exercise its option to acquire a total of 51.0% of the shares in VHF. The purchase price of € 6.5 million for the increase from 23.44% to 51.0%, which took place in the second quarter 2007, was paid to VHF in cash as part of a capital increase. Within the framework of this share purchase, the goodwill from the first two share purchases, which took place in 2006, previously accounted for at € 0.4 million remained unchanged. A difference on the liabilities side (a so-called "lucky buy") established as part of the third increase in the stake (acquisition of minority interests) was recognised in the income statement at € 1.3 million and shown under other operating income.

An investment agreement under which Q-Cells AG will make further payments totalling CHF 45.9 million to VHF in three tranches in 2008 was concluded with VHF on 20 December 2007. The first tranche of CHF 20.5 million (€ 12.4 million) was paid to VHF on schedule in January 2008 increasing Q-Cells' stake in VHF by a further 4.64% to 55.64%.

In addition, in 2007 Flexcell GmbH, Bitterfeld-Wolfen, was founded, Flexcell is a fully owned subsidiary of VHF Technologies S.A. and had not commenced operations by 31 December 2007.

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD, 12/31/2007	Registered office	Amount of holding
Associated companies		
Renewable Energy Corporation ASA	Høvik/Norway	17.18%
CSG Solar AG	Bitterfeld-Wolfen OT Thalheim/Germany	21.71%
The Solaria Corporation	Fremont, California/USA	31.40%
Joint ventures		
EverQ GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	33.33%
Solibro GmbH	Bitterfeld-Wolfen OT Thalheim/Germany	67.50%

Because of the dilution effects resulting from the exercise of stock options by Solaria's shareholders, Q-Cells' stake is subject to regular marginal fluctuations.

For details on the financial assets accounted for using the equity method, please refer to section 4.4.

2.2. PRINCIPLES OF CONSOLIDATION

The financial statements of domestic and foreign companies included in the consolidated group are prepared in accordance with uniform accounting policies.

Equity of the parent and its subsidiaries is consolidated using the purchase method. The acquisition costs at the time of purchase of the investment are offset against the fair value of the proportional share of assets, liabilities and contingent liabilities.

In this connection, the value ratios at the date on which control of the subsidiary was achieved are crucial. The reportable assets and the liabilities and contingent liabilities taken over are valued at their full fair values. Any remaining difference on the assets side is reported as goodwill. Any remaining difference on the liabilities side is credited to the income statement immediately. In the periods following the business combination, disclosed hidden reserves and hidden charges are dealt with in the same way as the corresponding assets and liabilities; included in the balance sheet, written down or credited to the income statement.

If additional shares in companies, which are already included in the consolidated financial statements as subsidiaries, are acquired (acquisition of minority interests), the difference between the purchase price and the proportional equity acquired is either reported as goodwill or in the case of a difference on the liabilities side credited to the income statement immediately. Goodwill is not amortised on a scheduled basis but subjected to an impairment test once a year.

If the parent company's stake in a subsidiary is reduced without the parent losing control of the subsidiary, the gain/loss resulting from the sale is recognised in the income statement.

Associates and joint ventures accounted for using the equity method are reported at their acquisition costs and the proportional annual change in shareholders' equity. Hidden reserves acquired as well as any goodwill are included in the carrying amount shown for the investment. Hidden reserves are shown at the underlying asset values having taken account of any deferred taxes. The proportional share of after-tax income from these companies is reported in the income statement as income from financial assets accounted for using the equity method.

All inter-company profits and losses, sales proceeds, expenses and revenues, as well as receivables and payables or provisions are eliminated. These principles of consolidation also apply to financial assets accounted for using the equity method. The financial statements of financial assets are prepared using uniform reporting and valuation methods. If there are any major deviations, they are adjusted accordingly.

In the event that consolidation transactions impact income, taxes are deferred in accordance with IAS 12.

2.3. CURRENCY TRANSLATION

In the separate financial statements of consolidated companies prepared in local currency, the assets and liabilities of Group companies are translated from the respective national currency into euro using the mid-rate on the balance sheet date and the shareholders' equity attributable to these companies is translated at historic rates. The income statements of foreign Group companies, whose functional currency is not the euro, are – like their respective net income for the period – translated at the average rates during the reporting period. Differences compared with the previous year's translation are shown as changes in equity not affecting net income.

The same procedure is adopted when translating the shareholders' equity reported for companies that are accounted for using the equity method and have a different functional currency from the euro.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1. BASIS OF PRESENTATION

All International Financial Reporting Standards (IFRS/IAS) of the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) required to be used in the EU as of the balance sheet date were applied without exception in the preparation of these consolidated financial statements and the comparative information included.

IASB has issued new standards, interpretations and modifications to existing standards, the use of which has been mandatory since 1 January 2007.

The amended standards and interpretations:

- IFRS 7 "Financial Instruments: Disclosures"
- Amendments to IAS 1 "Disclosures"
- IFRIC 9 "Reassessment of Embedded Derivatives"
- IFRIC 10 "Interim Financial Reporting and Impairment"

did not have any material impact, with the exception of IFRIC 9, on the consolidated financial statements with respect to the income and asset position. IFRS 7 resulted in far more extensive disclosures, which are summarised in section 7.3.

The amended standards and interpretations:

- IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"

are irrelevant to the Q-Cells Group.

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have adopted additional standards and interpretations, the use of which is not yet mandatory for fiscal year 2007.

IFRS 2 amendment for "Vesting Conditions and Cancellations" clarifies the definition of vesting conditions for share-based payments and establishes that all cancellations of share-based payment plans – irrespective of the cancelling party – are to be accounted for identically. Application of the amendments to IFRS 2, which were published on 17 January 2008, is mandatory for the first time for fiscal years starting on or after 1 July 2009. The impact on the consolidated financial statements of applying the amendments for the first time is currently being examined.

IFRS 3 "Business Combinations" contains amended provisions on accounting for corporate acquisitions. In particular, the scope and the accounting for step acquisitions are amended and an option is introduced: the shares of the company that does not have control may be measured at fair value or measured at the pro rata net assets. Depending on which of the two options a company chooses, any goodwill may be shown in full or only with the majority owner's share. Application of IFRS 3, which was published on 10 January 2008, is mandatory for the first time for fiscal years starting on or after 1 July 2009. This standard has not yet been endorsed by the EU. The impact on the consolidated financial statements of applying the amendments for the first time is currently being examined.

IFRS 8 "Operating Segments" contains new provisions for the presentation of segment reporting. Pursuant to IFRS 8 the segment reporting is to be compiled using the "management approach", under which the definition of the segments and the disclosures for the segments are based on the information used internally by management for the purposes of allocating resources to and assessing the performance of the company's operating segments. Application is mandatory for the first time for fiscal years starting on or after 1 January 2009. Application of IFRS 8 for the first time is expected to lead to changes to the segment reporting in the consolidated financial statements.

IAS 1 "Presentation of Financial Statements", as a revised version, facilitates the analysis and comparison of financial statements. Amendments relate, inter alia, to the disclosures of non-shareholder related changes to shareholders' equity in an individual statement or in two separate report components with an income statement previously separated from the "statement of comprehensive income" and the disclosure of corresponding income tax effects for individual components of "other comprehensive income". Application is mandatory for the first time for fiscal years starting on or after 1 January 2009. Application of IAS 1 for the first time is expected to lead to changes in the presentation of the income statement and the statement of shareholders' equity in the consolidated financial statements.

IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" answers the question of how IFRS 2 is to be applied to share-based payment agreements, which include the entity's own equity instruments or equity instruments issued by another company within the same group. The interpretation is to be applied for the first time to fiscal years starting on or after 1 March 2007. Application of IFRIC 11 for the first time is not expected to have any material impact on the consolidated financial statements.

IFRIC 14 "IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" contains details on how the limit pursuant to IAS 19 "Employee Benefits" is to be set for a surplus, which can be reported as an asset. It also shows the effects on the measurement of assets and provisions from defined benefit plans resulting from legal obligations to make minimum funding payments. Application is mandatory for the first time for fiscal years beginning on or after 1 January 2008. Application of IFRIC 14 for the first time is not expected to have any material impact on the consolidated financial statements.

The amendments to IAS 23 "Borrowing Costs" relates to the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The previous alternative treatment has been dropped to reduce differences between IFRS and US-GAAP as part of the short-term convergence project between the IASB and the US Financial Accounting Standards Board (FASB) – to be applied for the first time to fiscal years starting on or after 1 January 2009. The amendment to IAS 23 is not expected to have any material impact on the consolidated financial statements.

IAS 27 "Consolidated and Separate Financial Statements": with the revised version of IAS 27, the IASB has amended the rules for accounting for transactions between non-controlling and controlling shareholders in a group as well as accounting in the event of a loss of control over a subsidiary. Transactions where a parent company changes its stake in a subsidiary without losing control over the subsidiary are in future to be accounted for as equity transactions with no gain or loss being recognised. The standard also regulates how a profit on deconsolidation must be calculated and how a remaining residual stake in a former subsidiary must be measured. The amended provisions of IAS 27, which were published on 10 January 2008, are to be applied, at the latest, to fiscal years starting on or after 1 July 2009. This standard has not yet been endorsed by the EU. Application of the new regulations will lead to a change in the accounting methodology previously applied (please refer to section 2.2.).

The following standards/interpretations will not have any impact on the significant accounting policies adopted by the Q-Cells Group.

- IFRIC 12 "Service Concession Arrangements" regulates the reporting of agreements whereby a government or other body concludes contracts with private companies for the supply of public services.
- IFRIC 13 "Customer Loyalty Programmes" deals with accounting for and measuring customer loyalty programmes such as loyalty points from department stores or petrol stations and similar programmes.

The fiscal year is identical with the calendar year. The consolidated balance sheet under IFRS is structured according to the maturity of individual balance sheet items. The consolidated income statement is prepared using the nature of expense method.

The consolidated financial statements are based on historical costs, with the exception of derivative financial instruments and financial investments classified as available for sale that are measured at fair value.

Preparation of financial statements requires the exercise of discretion and that estimates and assessments be made on a regular basis by the management. Such estimates are based on past experience and other knowledge of business transactions to be accounted for. Certain facts underlying estimates and assumptions that relate to accounting assessments may develop differently in future than anticipated. Estimates and their underlying assessments are therefore regularly reviewed and assessed for potential accounting impact.

These discretionary decisions and assessments relate among other things to the accounting for and valuation of provisions for warranties and the determination of useful lives for intangible assets.

The impairment test for goodwill and intangible assets is also based on assumptions about the future.

All assumptions and estimates are based on the ratios and assessments on the balance sheet date. The actual amounts may differ from the estimated figures as a result of actual subsequent developments not contained in the estimates, which deviate from the assumptions. In such cases, the assumptions and, if necessary, the carrying amounts of the assets and liabilities in question are adjusted accordingly.

At the time the consolidated financial statements were prepared, no major change in the underlying assumptions and estimates is to be assumed so that from the present viewpoint no major adjustment to the carrying amounts of the assets and liabilities reported is to be expected in fiscal 2008.

To present profit situation more accurately, temporary employee expenses and the costs of repair materials were recorded under other operating expenses. In the past, these were shown as a component of expenses for services purchased and expenses for raw materials, consumables and supplies and goods purchased within the cost of materials. All comparative figures have been adjusted accordingly. (Please refer to our comments in section 5.7.)

3.2. GOODWILL

Goodwill is not written down on a scheduled basis but tested for any impairment on the basis of the achievable amount of the cash generating unit to which the goodwill is assigned. The essential criterion for defining the cash generating units is the independent realisation of cash flows.

As part of the impairment test, the goodwill acquired as a result of a business combination is allocated to the individual cash generating units in such a way as to reflect the benefits from the synergies of the business combination.

The impairment test is to be carried out annually and also whenever there are indications that the value of the cash generating unit is impaired. If the carrying amount of the cash generating unit exceeds the recoverable amount, the goodwill allocated to this cash generating unit is to be written down by the difference.

If the impairment in the cash generating unit exceeds the carrying amount of the goodwill allocated to it, the excess impairment is to be recorded by a proportional reduction in the carrying amounts of the assets allocated to the cash generating unit.

The recoverable amount of a cash generating unit is established using its value in use. These discounted cash flow (DCF) calculations are based on forecasts by the management, which are also used for internal purposes. The forecast period amounts to two to five years. Cash flow beyond this is calculated using constant growth rates.

The major assumptions on which the calculation of the value in use is based include assumptions regarding efficiency ratings, price changes and the discount rate.

The impairment test showed there was no impairment. Please refer to our comments in section 4.1.

3.3. INTANGIBLE ASSETS

Intangible assets acquired for a consideration are reported at acquisition cost plus incidental acquisition costs.

Internally generated intangible assets are capitalised at production costs, if future benefits are expected to accrue to the Company as a result, if they can be proven to be technologically feasible and if they can be measured reliably. They are amortised according to the straight-line method over their estimated useful life. During ongoing project and milestone analyses, current development projects are examined in respect to the capitalisation of development costs. If the conditions for capitalisation are not met, expenses are recorded against income in the year they are incurred.

Technologies, whether purchased or produced in-house, are currently amortised on a straight-line basis over five years in accordance with their estimated useful life.

The scheduled amortisation of intangible assets in the form of technologies, whether purchased or produced in-house, starts as soon as they are used in the production for whose purpose they were acquired or manufactured. The useful lives are stipulated on the basis of the estimated wastage of the technologies resulting from further technical progress.

Software is amortised on a straight-line basis over a period of three or seven years.

Intangible assets are tested for impairment if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the case of intangible assets that have an indefinite useful life or are not yet ready for use, an impairment test is to be carried out annually. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income. Impairment tests carried out on the balance sheet date did not lead to any impairment expenses.

3.4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost from which scheduled depreciation has been deducted. Interest on debt is not capitalised. Pursuant to IAS 23.7 borrowing costs were expensed in the period in which they were incurred.

Assets of property, plant and equipment are depreciated according to their economic useful life using the straight-line method of depreciation.

The depreciation period is as follows for the assets below:

DEPRECIATION PERIOD FOR PROPERTY, PLANT AND EQUIPMENT

Buildings	19 to 33 years
Technical equipment and machinery	5 to 13 years
Other equipment, plant and office equipment	3 to 23 years

Q-Cells AG has not amended its depreciation schedules. Because of the start-up phase at subsidiaries, depreciation rates for only a single shift operation are to be applied there initially. This has resulted in a change to the depreciation periods compared with the previous year.

Property, plant and equipment are tested for impairment, if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income. On the balance sheet there was no requirement to record impairment write downs.

Leased property, plant and equipment (finance lease)
Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a basic lease term of 60 months without an extension or purchase option.

The lease object was capitalised at the beginning of this term at the present value of the minimum lease payments. A liability was recorded in an equivalent amount. The leased assets are subject to scheduled straight-line depreciation over the basic lease period. Lease instalments are divided into interest and principal payments. In order to calculate the interest portion, a constant interest rate is applied to the remaining liability. As far as the lessor receives investment subsidies, these are applied accordingly against the acquisition costs of the asset and the liability.

3.5. FINANCIAL ASSETS AND FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

Financial assets are valued at the acquisition cost. The fair value at the balance sheet date did not result in a different valuation.

Shares in joint ventures and associated companies are accounted for using the equity method.

Having applied the equity method, the Group establishes whether it needs to record a further impairment charge for the Group's shares in associated companies. On each balance sheet date, the Group establishes whether there is objective evidence for the fact that the share in an associated company could be impaired. If this is the case, the difference between the fair value of the stake in the associated company and the acquisition costs for this stake is recognised in the income statement as impairment loss. On the balance sheet there was no requirement to record impairment write down.

3.6. OTHER NON-CURRENT ASSETS

Other non-current assets of the Company are measured at amortised cost. Receivables accruing market interest rates are recorded at nominal value. In addition to non-current receivables under loans, non-current portions of advance payments made for inventory assets are also shown under other non-current assets.

3.7. INVENTORIES

Inventories include raw materials, consumables and supplies, finished and unfinished goods as well as advance payments made.

Raw materials and consumables are measured at cost.

Finished and unfinished goods are measured at cost of manufacture, advance payments recorded at their nominal value.

Costs of manufacture include direct material and production costs, as well as material and production overheads and production-related depreciation and amortisation on assets. Administrative costs are reflected, provided they can be allocated to production.

In the case of impairment of inventories, an impairment loss is recognised and the item reduced to the lower net realisable value.

On the balance sheet there was no requirement to record impairment write down.

3.8. TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES AND ASSETS

Receivables and other assets are measured at nominal value.

Prompt and capable financial control in conjunction with a customer evaluation system decreases the probability of defaults.

Account is taken of the credit risk by making specific valuation allowances.

3.9. MARKET VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

Q-Cells AG has identified embedded derivatives as part of its long-term sale and purchase contracts in USD. The derivative components, which are not embedded in a derivative host contract, are recognised separately and measured at their fair value in accordance with IAS 39, if they fulfil the preconditions for a derivative and their economic features and risks are not clearly and closely associated with the host contract.

The assessment of the obligation to separate embedded derivatives takes place when the contract is concluded, and as a rule remains applicable in subsequent periods. If, however, exceptional circumstances apply as defined in IFRIC 9 because amendments to the contract result in significant changes to the cash flows, a reassessment must take place. If this reassessment leads to the fact that a derivative, which previously had to be separated, no longer has to be separated, then the accounting method applied by Q-Cells AG provides for the residual carrying amount of the derivative being reversed and recognised in the income statement at the time of the reassessment. In 2007, Q-Cells AG had a case where IFRIC 9 applied, which resulted in expenses from taking derivatives off the assets side of € 49.9 million.

In addition to embedded derivatives, Q-Cells also has free-standing derivatives, which generally result from investments (section 4.4.) which are also measured at fair value.

Derivatives with a positive fair value are shown on the assets side of the balance sheet as current under financial instruments at market value and derivatives with a negative fair value are shown on the liabilities side of the balance sheet under financial instruments at market value.

Changes in the fair value of these derivatives, which are not part of hedging relationships for the purposes of accounting regulations (hedge accounting), are recognised separately in the income statement under financial income.

3.10. FINANCIAL ASSETS

Securities and time deposits are shown under financial assets.

Securities, which are classified as "financial investments to be held to maturity" are carried at cost.

Time deposits are not available immediately and are held to maturity. The deposits have an original term of more than three months or so. Time deposits are carried at cost. Because of their term, the carrying values correspond to the fair values.

3.11. CASH AND CASH EQUIVALENTS

Cash and credit balances at banks with an original term of less than three months and securities that can be sold at any time such as money market funds are included under cash and cash equivalents.

Cash and balances at banks are measured at nominal value on the balance sheet date.

Fund units, which are classified as available for sale, are measured at their respective fair value and changes in value until the point at which they are sold are recorded in shareholders' equity without affecting net income.

3.12. STOCK OPTION PROGRAMS

The **stock option programme 2003** (ESOP I) allows entitled employees to acquire the Company's shares under certain conditions. The opportunity to acquire subscription rights under an employee stock option plan was resolved by the Annual Shareholders' Meeting on December 29, 2003 (resolution on the issue of up to 8,900 subscription rights). At the balance sheet date, 3,119 employee options were outstanding entitling their holders to the purchase of a total of 1,721,688 shares.

The **stock option programme 2005** (ESOP II, IIa, IIb, IIc, IId, IIe) allows entitled employees to acquire the Company's shares under certain conditions. The stock option programme 2005 was resolved by the ordinary Annual Shareholders Meeting of Q-Cells AG on 16 August 2005. Options have been issued in six tranches under the stock option programme 2005 up to the balance sheet date.

Having taken account of changes in the option register and the after the share split, the following options were outstanding at the balance sheet date:

	Number of options carrying subscription rights	Number of shares carrying subscription rights
ESOP II	843,261	843,261
ESOP IIa	78,318	78,318
ESOP IIb	38,863	38,863
ESOP IIc	27,388	27,388
ESOP IId	18,848	18,848
ESOP IIe	25,000	25,000

The **stock option programme 2007** (ESOP III) entitled employees to acquire the Company's shares under certain conditions. The stock option programme 2007 was resolved by the ordinary Annual Shareholders Meeting of Q-Cells AG on 14 June 2007. Options have been issued in one tranche under the stock option programme 2007 up to the balance sheet date (ESOP IIIa). At the balance sheet date, 50,000 employee options were outstanding entitling their holders to the purchase of a total of 50,000 shares.

Accounting is undertaken according to IFRS 2 at fair value of the options issued at the time they were granted and is recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves). The fair value was calculated on the basis of the Black-Scholes model and Monte-Carlo simulations. The personnel expense is distributed over the option's holding period. Changes in estimates with regard to achieving the conditions at which options can be exercised are recorded in the period in which such estimate changes arise. This does not apply for market conditions, which are only estimated once when the valuation is undertaken when the options are granted.

The following table shows the number of shares eligible for subscription with the corresponding exercise periods:

NAME OF THE PROGRAMME	Number of shares eligible for subscription			
	Number of shares eligible for subscription No.	in 2008 No.	in 2009 No.	in 2010 No.
ESOP I	1,721,688	1,721,688	0	0
ESOP II	843,261	843,261	0	0
ESOP IIa	78,318	78,318	0	0
ESOP IIb	38,863	38,863	0	0
ESOP IIc	27,388	0	27,388	0
ESOP IId	18,848	0	18,848	0
ESOP IIe	25,000	0	16,667	8,333
ESOP IIIa	50,000	0	50,000	0
	2,803.366	**2,682,130**	**112,903**	**8,333**

Please refer to section 4.12. for additional details.

3.13. CONVERTIBLE BOND

According to IAS 32.28, the convertible bond issued by Q-Cells is a hybrid financial instrument, which contains both liability components (right to interest and repayment) and equity elements (right to subscribe to shares) from the issuer's perspective. These components have to be calculated and shown separately when accounting for the bond. The fair value of the liability component was first established using Monte Carlo simulations. The effective interest rate was then determined from this fair value taking account of transaction costs and the anticipated future cash flows assuming a term of five years. In accordance with IAS 32.38, the transaction costs incurred to date are allocated to the assigned values in the ratio of the liability and equity components.

The embedded derivatives constitute conditional cancellation rights on the part of Q-Cells International Finance B.V. (issuer), Q-Cells AG and the creditors.

Creditors may cancel the convertible bond in the event of a change of control, a merger or non-fulfilment of contractual obligations by the issuer.

From February 2009, Q-Cells International Finance B.V. is entitled to cancel its convertible debenture if Q-Cells AG's share price amounts to at least 130% of the conversion price on 20 trading days in a period of 30 trading days or the total amount of the outstanding debenture falls to 15% or less of the original amount.

The values of these embedded cancellation options are interdependent of each other. As a result, the exercise of the creditors' cancellation option leads to the issuer's cancellation option lapsing and vice versa.

3.14. PROFIT PARTICIPATION CAPITAL

Profit participation rights capital is recorded at acquisition cost equivalent to the fair value of the consideration received. Transaction costs are taken into account. Subsequently, profit participation rights capital is measured at amortised cost using the effective interest rate method.

3.15. INVESTMENT GRANTS AND SUBSIDIES

Investment grants and subsidies are recorded as liabilities and taken to income over the useful life of the related assets. Investment grants and subsidies are accounted for at the time the Company receives the funds or when there is an adequate level of certainty regarding receipt of the funds.

3.16. OTHER PROVISIONS

Provisions are calculated in such a way that they take sufficient account of discernible obligations and risks.

All non-current provisions are reported at the discounted amount expected to be paid at the balance sheet date.

Provisions are measured on the basis of the best possible estimate to calculate the total of all liabilities related to past business transactions or past events, the amount and timing of which is uncertain.

3.17. DEFERRED TAXES

Deferred taxes are calculated using the liability method. Deferred tax assets and liabilities are shown as a net amount if the right to offset actual receivables and payables from income tax exists and if deferred tax claims and deferred tax assets relate to income taxes that have been levied by the same tax authorities and are owed by same Group companies. The amount of deferred taxes is calculated on the basis of the tax rates that are expected in the individual countries at the time they are realised. In so doing, account is taken of the fiscal provisions in force or adopted at the balance sheet date. German deferred taxes are calculated at a rate of 22.83% (previous year: 33.07%), since only German companies based in the municipality of Bitterfeld-Wolfen OT Thalheim with a trade tax levy rate of 200% are included.

3.18. OTHER LIABILITIES

Other non-current liabilities include other non-current liabilities as well as non-current financial liabilities and are recorded at amortised cost or present value (liabilities related to finance leases).

Current liabilities include current financial liabilities, trade payables, tax liabilities as well as other current liabilities and are recorded at nominal value.

Liabilities from finance leases are reported under other current or non-current liabilities depending on their maturity.

3.19. INCOME AND EXPENSE RECOGNITION

Sales revenues and other operating income are realised upon delivery or rendering of the service, i.e. with the transfer of risk to the customer.

Sales made under long-term manufacturing contracts are accounted for as follows:

If the net income from a construction contract can be reliably estimated, income and expenses are recorded in line with progress of the construction on the balance sheet date. As a rule, this is calculated from the ratio of the construction costs incurred up to the balance sheet date to the estimated total cost of the construction, unless this would lead to the presentation of progress on the construction being distorted. Payments for deviations in the construction contract as a whole, additional claims and premiums are included as agreed. If it is probable that the cost of the construction contract as a whole will exceed the total income it generates, the anticipated losses are expensed in full immediately.

Operating expenses are recorded against income when the delivery is made or service is rendered or at the time they are incurred.

Interest income is recorded pro rata temporis; interest expense may be recorded using the effective interest rate method or pro rata temporis depending on the contractual terms of the liability.

Provisions for guarantees are created at the time that the corresponding sales revenues are recognised.

3.20. DERIVATIVE FINANCIAL INSTRUMENTS

Within the Group, derivative financial instruments are used solely for hedging transactions in order to control risk inherent in exchange rate fluctuations. These derivative financial instruments are not used for speculation. Hedge accounting is not being applied at this time.

Please refer to section 7.2. for further details.

3.21. CAPITAL MANAGEMENT

Q-Cells AG's capital management is primarily geared to ensuring that the Group's long-term growth can be financed. This also means ensuring that an internally defined minimum liquidity is available at all times. Q-Cells AG's short-term liquidity is managed on the basis of a rolling planning horizon of 12 months. Within the framework of capital management the convertible bond is assigned to shareholders' equity. With regard to the future, Q-Cells AG is working on the basis of a 50% ratio of equity to borrowed funds. It focuses on generating sustained added value in the interests of investors, employees and customers. This is to be achieved by a continuous improvement in results through organic growth and improvements in efficiency. When optimising the capital structure, the total cost of capital is considered but with due regard to the minimum liquidity mentioned above. A balance is required at all times between commercial and financial risks on the one hand and the financial flexibility needed to achieve growth targets on the other hand. This balance is guaranteed by the strong financial profile to which Q-Cells AG has committed itself.

4. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

4.1. GOODWILL

The transaction involving Calyxo GmbH and Solar Fields (see section 2.1.) increased the goodwill from the acquisition of VHF of € 0.4 million, which has been reported since 2006, by € 2.1 million. No further changes took place in the fiscal year.

In the impairment test, the recoverable amount of cash generating units is determined by the fair value less sales costs or value in use. The fair value reflects the best possible estimate of the amount for which an independent third party would acquire the cash generating unit on the balance sheet date; sales costs are deducted. The value in use is the present value of the future cash flows which can probably be generated with a cash generating unit. On the measurement date both the fair value less sales costs and the value in use far exceeded the carrying amounts of the cash generating units. The fair value and the value in use are established on the basis of a company evaluation model where the fair value is determined from an external viewpoint and the value in use from an in-house viewpoint. Determination of the fair value and the value in use are based on cash flow forecasts, which are based on the medium term plan approved by the Board of Directors and which is valid for a period of five years at the time the impairment test is carried out. These forecasts are based on experience and expectations regarding future market development. When determining the fair value, market transactions or third party valuations – if available – for similar assets within the same sector are taken into consideration.

An impairment test was carried out at the end of August 2007 to check the value of the VHF goodwill. In so doing, the entire VHF company was identified as the smallest cash generating unit. In addition, VHF's goodwill and technology *are to be considered as a whole. The recoverable amount of the cash generating unit is established on the basis of the* calculation of a value in use using cash flow forecasts based on financial plans approved by management for a period of five years. The discount rate used for the cash flow forecasts amounts to 13.0%. The period for considering cash flow amounts to 10 years. Cash flows from the cash generating period accruing after the five year period is extrapolated using a uniform growth rate of 5.0%. The discount rate reflects the estimates of the company management regarding the specific risks allocated to the cash generating unit. The impairment test did not lead to any write-downs being required, since the value in use established significantly exceeds the carrying amount (€ 22.7 million).

4.2. INTANGIBLE ASSETS

As at 31 December 2007, intangible assets totalling € 40.4 million (31 December 2006: € 27.4 million) were shown. Intangible assets increased particularly as a result of the technology acquired as part of the transaction involving Calyxo GmbH and Solar Fields (€ 7.5 million), capitalised development costs (€ 5.8 million) as well as through the acquisition for a consideration and implementation of additional mySAP ERP and CRM software modules (€ 2.0 million).

The Calyxo technology will not be amortised until the production plants on which it is based are commissioned and amortisation will then be carried out on a straight-line basis over a useful life of 20 years.

The VHF technology, which has been recorded in the Group since 2006, is not yet being amortised. It will be amortised on a straight-line basis over a useful life of 10 years when the production plants on which it is based are commissioned.

CHANGES IN GROUPS' INTANGIBLE ASSETS 01/01/2006–12/31/2006

	Acquisition and Manufacturing Costs				
	As of 01/01/2006 € million	Additions as a result of a change in the scope of consolidation € million	Foreign exchange-adjustments € million	Additions € million	Disposals € million
Industrial property rights and similar rights and values	3.1	18.1	-0.5	3.7	0.0
Development costs	1.4	0.0	0.0	2.7	0.0
12/31/2006	**4.5**	**18.1**	**-0.5**	**6.4**	**0.0**

CHANGES IN GROUPS' INTANGIBLE ASSETS 01/01/2007–12/31/2007

	Acquisition and Manufacturing Costs				
	As of 01/01/2007 € million	Additions as a result of a change in the scope of consolidation € million	Foreign exchange-adjustments € million	Additions € million	Disposals € million
Industrial property rights and similar rights and values	24.4	0.0	0.0	9.7	0.1
Development costs	4.1	0.0	–0.5	5.8	0.8
12/31/2007	**28.5**	**0.0**	**–0.5**	**15.5**	**0.9**

The impairment tests carried out on the balance sheet date did not lead to any impairment charges (see section 4.1.).

Changes to intangible assets are shown in the following table:

In fiscal 2007, development costs for internally generated intangible assets in the amount of € 5.8 million (31 December 2006: € 2.7 million) were capitalised. Of these additions, € 2.6 million (31 December 2006: € 1.0 million) is attributable to in-house developments. Non-capitalisable research and development costs totalling € 11.4 million (previous year: € 4.9 million) were posted as expenses.

		Depreciation and Amortisation					Carrying Values	
Transfers	As of 12/31/2006	As of 01/01/2006	Additions	Disposals	Currency adjustment	As of 12/31/2006	As of 01/01/2006	As of 12/31/2006
€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
0.0	24.4	0.8	0.3	0.0	0.0	1.1	2.3	23.3
0.0	4.1	0.0	0.0	0.0	0.0	0.0	1.4	4.1
0.0	**28.5**	**0.8**	**0.3**	**0.0**	**0.0**	**1.1**	**3.7**	**27.4**

		Depreciation and Amortisation					Carrying Values	
Transfers	As of 12/31/2007	As of 01/01/2007	Additions	Disposals	Currency adjustment	As of 12/31/2007	As of 01/01/2007	As of 12/31/2007
€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
0.0	34.0	1.1	1.1	0.1	0.0	2.1	23.3	31.9
0.0	8.6	0.0	0.1	0.0	0.0	0.1	4.1	8.5
0.0	**42.6**	1.1	**1.2**	**0.1**	**0.0**	**2.2**	**27.4**	**40.4**

4.3. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment are shown in the following table:

CHANGES IN GROUPS' PROPERTY, PLANT AND EQUIPMENT 01/01/2006 – 12/31/2006	Acquisition and Manufacturing Costs				
	As of 01/01/2006 € million	Additions as a result of a change in the scope of consolidation € million	Foreign exchange-adjustments € million	Additions € million	Disposals € million
Land and buildings	17.9	0.1	0.0	5.2	0.0
Technical equipment and machinery	82.7	0.5	0.0	3.2	3.6
Other equipment, plant and office equipment	7.2	0.0	0.0	2.5	0.0
Prepayments made and plant under construction	12.2	0.0	0.0	50.9	0.4
12/31/2006	**120.0**	**0.6**	**0.0**	**61.8**	**4.0**

CHANGES IN GROUPS' PROPERTY, PLANT AND EQUIPMENT 01/01/2007 – 12/31/2007	Acquisition and Manufacturing Costs				
	As of 01/01/2007 € million	Additions as a result of a change in the scope of consolidation € million	Foreign exchange-adjustments € million	Additions € million	Disposals € million
Land and buildings	25.6	0.0	0.0	24.9	0.0
Technical equipment and machinery	105.7	0.0	0.4	83.2	0.1
Other equipment, plant and office equipment	9.7	0.0	0.0	9.3	0.0
Prepayments made and plant under construction	37.4	0.0	0.0	129.1	0.4
12/31/2007	**178.4**	**0.0**	**0.4**	**246.5**	**0.5**

Significant additions, of € 114.3 million, are related to the construction of the new factory (line V), which was started as planned in 2006. Line V is being constructed in three stages. At the beginning of the year, we had planned line V with a capacity of 240 MWp. Since the operational throughput is higher than expected, capacity has increased to 270 MWp. We ramped-up two of the three construction stages by the end of fiscal 2007. As a result, a nominal capacity of 225 MWp (production capacity of 180 MWp) was available from the two lines V (1) and V (2) at the end of 2007.

In addition, € 66.6 million was invested in the Microtech Park (including an office tower, central warehouse, chemicals warehouse, R&D pilot plant) in 2007.

A further € 47.9 million in total was also invested in pilot lines for our subsidiaries Calyxo GmbH and Brilliant 234. GmbH.

		Depreciation and Amortisation					Carrying Amounts	
Transfers	As of 12/31/2006	As of 01/01/2006	Additions	Disposals	Currency adjustment	As of 12/31/2006	As of 01/01/2006	As of 12/31/2006
€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2.4	25.6	0.8	0.7	0.0	0.0	1.5	17.1	24.1
22.9	105.7	18.1	15.5	3.7	0.0	29.9	64.6	75.8
0.0	9.7	1.5	1.4	0.0	0.0	2.9	5.7	6.8
−25.3	37.4	0.0	0.0	0.0	0.0	0.0	12.2	37.4
0.0	**178.4**	**20.4**	**17.6**	**3.7**	**0.0**	**34.3**	**99.6**	**144.1**

		Depreciation and Amortisation					Carrying Amounts	
Transfers	As of 12/31/2007	As of 01/01/2007	Additions	Disposals	Currency adjustment	As of 12/31/2007	As of 01/01/2007	As of 12/31/2007
€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
4.8	55.3	1.5	1.0	0.0	0.0	2.5	24.1	52.8
14.9	204.1	29.9	20.3	0.1	0.4	50.5	75.8	153.6
0.0	19.0	2.9	2.5	0.0	0.0	5.4	6.8	13.6
−19.7	146.4	0.0	0.0	0.0	0.0	0.0	37.4	146.4
0.0	**424.8**	**34.3**	**23.8**	**0.1**	**0.4**	**58.4**	**144.1**	**366.4**

Leased property, plant and equipment (finance lease)
Q-Cells AG entered into a lease agreement for a solar cell production line in fiscal 2004. The lease agreement began in December 2004 and the term amounts to 60 months. 60 lease instalments were agreed. Taken into account a special payment of 20% (€ 1.5 million) and investment subsidies received by the lessor, the lease instalments amount to € 0.1 million per month.

Acquisition costs of those assets utilised under the finance lease since December 2004 amounted to € 5.8 million (allowing for an investment subsidy of € 1.4 million granted to the lessor in the fiscal year), the carrying amount as of 31 December 2007 was € 1.6 million (31 December 2006: € 4.2 million).

In fiscal 2007, lease instalments of € 1.1 million (previous year: € 1.3 million) were paid, including an interest portion of € 0.1 million (previous year: € 0.2 million).

The table below provides an overview of liabilities arising from the finance lease broken down into current and non-current portions as of 31 December 2007:

LIABILITIES FROM FINANCE LEASE

	12/31/2007		
	Total minimum lease payments € million	Interest expense € million	Present value of minimum lease payments € million
Less than a year	0.6	0.1	0.5
Between one and five years	0.6	0.0	0.6
	1.2	**0.1**	**1.1**

Q-Cells AG as lessee is obligated under the contract to insure the lease object against risks and to cede the related insurance claims to the lessor. Q-Cells AG still bears the risk of loss and total or partial damage of the object and is thus required to protect the object from third-party access.

4.4. FINANCIAL ASSETS ACCOUNTED USING THE EQUITY METHOD

The Company has the following shares in joint ventures and associated companies:

	12/31/2007		12/31/2006	
	€ million	%	€ million	%
Associated companies				
Renewable Energy Corporation ASA, Høvik/Norway (REC)	1,069.5	17.18	–	–
CSG Solar AG, Bitterfeld-Wolfen OT Thalheim	3.1	21.71	6.2	21.71
The Solaria Corporation, Fremont/California/USA	23.1	31.40	3.1	12.39
Joint venture				
EverQ GmbH, Bitterfeld-Wolfen OT Thalheim	27.6	33.33	29.0	33.33
Solibro GmbH, Bitterfeld-Wolfen OT Thalheim	84.0	67.50	–	–
	1,207.3		**38.3**	

Associated companies

In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20.0% of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of significant influence by the shareholder can be concluded as a rule.

In the reporting year under review, Q-Cells AG's share of **CSG Solar AG's** capital remained unchanged at 21.71%.

In mid-July 2007, CSG Solar AG issued a convertible bond, to which, in accordance with its stake, Q-Cells AG subscribed for 18,867 units at an issue price of € 106.00 per convertible bond on 16 July 2007. Payment of € 2.0 million took place in July 2007. The bond consists of 86,767 units in total and carries an interest coupon of 4.00% with interest payable on maturity on 30 June 2011. Q-Cells AG is entitled at any time to convert each convertible bond into one new registered non par-value share with restricted transferability. The conversion right, which is valued at € 0.4 million, constitutes a derivative that is to be split off from the basis agreement (loan grant) and is consequently shown under the market values of financial instruments. Interest is added to the residual amount attributable to the loan grant of € 1.6 million using the effective interest rate method over the maximum term of the bond and it is shown under non-current assets.

At the beginning of January 2008, a decision was made by an extraordinary meeting of CSG Solar AG's shareholders to increase its capital in return for cash. Q-Cells AG participated in line with its stake and contributed an additional € 2.6 million.

In September 2006 Q-Cells AG acquired 12.39% of the shares in **The Solaria Corporation,** Fremont, California/USA (Solaria). The company has developed a new, low-concentration photovoltaic technology based on standard silicon solar cells, which because of the concentration of sunlight exhibits considerable potential for reducing the costs of module production, since the number of modules that can be produced with a specific quantity of silicon is increased.

As of 31 December 2006, the share in The Solaria Corporation, Fremont, California/USA (Solaria), amounts to 12.39%. Solaria was accounted for in the consolidated financial statements as an associated company using the equity method in accordance with IAS 28 with effect from 1 September 2006 (acquisition date), since the shareholder structure and the presence on the Supervisory Board allows material influence to be exercised.

As part of a capital increase carried out in July 2007, Q-Cells AG acquired a further 19.15% of the shares in Solaria. The agreed total consideration of € 22.4 million (USD 30.5 million) was paid in cash in July 2007.

Further assets which were not previously capitalised were identified in the course of the purchase price allocation, among others the technology of Solaria. These assets will be amortised on a scheduled basis over an anticipated useful life, beginning from the expected date the assets are available for use. The resulting expenses will be included in the income attributable to Q-Cells AG from its Solaria stake.

In addition to increasing its stake, Q-Cells AG concluded a supply agreement for solar cells totalling up to 1.35 GWp over a term of ten years with the company. In this connection, Q-Cells AG was issued options to purchase further shares. However, in the event of their being exercised Q-Cells AG would not have control over the company. The share options were initially valued at € 2.7 million and subsequently at € 3.0 million and disclosed as free-standing derivatives under financial instruments at market value. The valuation was performed using the Black-Scholes method using an independent expert's valuation of the solaria ordinary shares. The same valuation methods were applied at both dates. No allowances for lower market value were necessary as a result of the increased value determined. Corresponding with the recognition of the derivative an item relating to the cell supply agreement has been recognised on the liability side of the balance sheet and disclosed under other non-current liabilities. It will be amortised and credited to the income statement over the term of the cell supply agreement taking into account of the scheduled quantities to be delivered.

Q-Cells AG's stake in The Solaria Corporation, Fremont, California/USA (Solaria) has been increased to 31.54% as part of the capital increase in July 2007. As a result of stock options being exercised, Q-Cells' stake was diluted and now amounts to 31.40%.

In February 2007, Q-Cells AG acquired 17.9% of the shares (88,456,767 shares) in **Renewable Energy Corporation ASA,** Høvik/Norway (REC), from Good Energies Investments B.V., Amsterdam/Netherlands.

At the same time, as part of a capital increase through contributions in kind, 34,323,579 new shares in Q-Cells AG were issued to Good Energies (3,753,595 ordinary shares and 30,569,984 preference shares). (Please see our comments on shareholders' equity.)

The acquisition costs of the REC shares were determined in accordance with IFRS 3.24ff. based on the fair value of the Q-Cells AG shares issued, taking into account the fair value of the put options acquired on the sale of part of the REC shares (please see the section on financial instruments).

The closing price of the Q-Cells share immediately before the acquisition of the REC shares amounting to € 41.70 per share was taken as the fair value for the ordinary shares. The preference shares were valued at the value that was negotiated as appropriate as part of the capital increase through contributions in kind. This included a discount because lack of marketability of the preference shares. This led to a valuation of € 32.25 per preference share.

Of the acquisition € 38.4 million related to the fair values of the put options and € 1,104.0 million to the stake in REC. The difference between the acquisition costs of the stake and Q-Cells AG's share in the fair values of the identified assets and liabilities is accounted for in accordance with IAS 28.23 in conjunction with IFRS 3. Please refer to section 4.9 for details of the measurement of the put options.

In the course of acquiring the investment, further intangible assets above and beyond the assets and liabilities already recorded in the REC consolidated balance sheet were identified. In essence, these relate to unfilled orders under long term contractual relationships. These figures are written down on a scheduled basis. The share of these intangible assets attributable to Q-Cells AG of € 101.0 million is written down on a scheduled basis as part of the application of the equity method in accordance with IAS 28.23 (last paragraph). The resulting expenditure is included in the income attributable to Q-Cells AG from its REC stake. The figures are written down on a straight-line basis over the average term of the respective underlying contracts. The terms are between five and ten years.

REC has been a long-term, strategically important partner of Q-Cells since the Company started production and is one of its most important suppliers. Q-Cells AG has significant key customer and supplier relationships with REC and its subsidiaries REC ScanModule AB, Glava/Sweden ("ScanModule"), REC ScanCell AS, Narvik/Norway ("ScanCell"), and REC ScanWafer AS, Høvik, Glomfjord, Porsgrunn/Norway ("ScanWafer"). REC also has a 33.33% stake in the joint venture EverQ GmbH and also invests in the associated company CSG Solar AG. Furthermore, Marcel Brenninkmeijer, a member of the Supervisory Board of Q-Cells AG, is also a member of the Board of Directors of REC.

In accordance with IAS 28, REC was accounted for in the consolidated financial statements as an associated company with effect from 5 February 2007 using the equity method, since significant influence, as defined in IAS 28.7, can be exercised by Q-Cells AG because of the diluted shareholder structure and the major business relationships maintained with the company.

On 20 June 2007, Q-Cells AG sold 3,500,000 shares in REC from those of its shareholdings not covered by put options at a price per share of NOK 203. The sale took place to offset the loss already incurred and still to be expected from valuing the put options at fair market value. As a result of the sale, the stake in REC has reduced to 17.18%.

Q-Cells AG received a total of € 88.0 million from the sale of these shares. The capital gain resulting from this sale of € 44.0 million is reported separately in the income statement as income from the sale of shares.

A summary of the amounts of the assets, liabilities, revenues and losses for the period from associated companies is presented below:

	2007 € million	2006 € million
Non-current assets	1,390.9	56.6
Current assets	960.0	20.4
Shareholders' equity	1,531.5	40.9
Liabilities	819.4	36.0
Sales revenues	833.2	0.1
Net income for the period	142.5	12.9

Joint ventures

In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. For accounting purposes the equity method is applied.

As at 31 December 2006, Q-Cells AG holds 33.33% of the shares in **EverQ GmbH.** The other joint venture partners in EverQ GmbH, each holding 33.33%, are E Evergreen Solar, Inc., Marlboro/USA and Renewable Energy Corporation ASA, Høvik/Norway.

As at 31 December 2006, Q-Cells AG had extended shareholder's loans totalling € 22.6 million to EverQ GmbH. Loans amounting to € 13.8 million carried an interest rate of 3 months EURIBOR +2.75% and loans amounting to € 8.8 million carried an interest rate of up to 5.75% p. a. The loan conditions were amended with the shareholders' loan agreement dated 30 January 2007. The loan agreement now runs until 31 December 2009 and is for a total of € 30.0 million. As of 31 January 2007, Q-Cells AG lent EverQ an additional amount of € 7.4 million. Interest is charged on the loan at 5.43% from 1 February 2007. As at the balance sheet date, the loan is reported at € 30.0 million.

In connection with granting the loan to EverQ GmbH the requirement for Q-Cells AG and Evergreen to provide additional equity or additional, interest-free subordinate loans, in the event that capital expenditures exceed the level indicated in the loan agreement or in the event that public financial assistance is not granted in the amount specified or is recalled by the Federal government, the State or the EU, continues to apply.

In the course of the loan to EverQ GmbH to finance the second production line in 2007, Q-Cells AG issued a guarantee in the amount of € 30.0 million as part of an "EverQ Guarantee Premium Agreement".

In January 2007, Q-Cells AG invested in **Solibro GmbH,** Bitterfeld-Wolfen OT Thalheim/Germany, as part of a joint venture with Solibro AB, Uppsala/Sweden.

The technology developed by Solibro AG, for which three patents have been registered, and all the assets associated therewith, passed to the ownership of Solibro GmbH. The existing pilot line in Uppsala was transferred to a development centre as a 100% subsidiary of Solibro GmbH – Solibro Research AB, Uppsala/Sweden.

Solibro AB, Uppsala/Sweden, founded Solibro GmbH, Bitterfeld-Wolfen OT Thalheim/Germany with the deed of incorporation dated 4 December 2006, in which Q-Cells AG acquired 67.5% of the shares in two steps. The purpose of the company is to develop, manufacture and market solar cells and solar modules based on the CIGS technology. In accordance with IFRS 3.16 ff. and IAS 31, since 25 January 2007 (date of acquisition) Solibro GmbH has been accounted for in the consolidated financial statements as a joint venture using the equity method because of the agreed joint management.

In an initial step on 25 January 2007, Q-Cells AG acquired 37.25% of the shares in Solibro GmbH from the previous shareholder Solibro AB. Of the purchase price of € 24 million, € 4.0 million was paid in cash to Solibro AB. The additional € 20.0 million will be paid to Solibro AG as certain technological milestones, which Q-Cells AG expected to be achieved at the date the shareholding was acquired, are achieved. The present value of the milestone-dependent payment obligations of € 20.0 million calculated in line with the anticipated payment dates has been included in the calculation of the cost of acquiring the stake.

In July 2007, € 4.0 million was paid to Solibro AB as a consequence of achieving the first of these technological milestones. A further € 2.0 million was recorded under other liabilities and payment took place in February 2008.

On 12 February 2007, a resolution to increase the capital of Solibro GmbH was passed. Q-Cells AG purchased all the shares and consequently acquired a further 30.25% of the shares in Solibro GmbH in the course of the capital increase (second stage of acquisition). Of the consideration of € 60.0 million, € 10.0 million was paid to Solibro GmbH in cash. The remaining € 50.0 million is to be paid in specific tranches and at specific intervals to the capital reserve of Solibro GmbH, if a resolution to construct a prototype factory is adopted in 2007. Q-Cells AG also expected this resolution at the time it acquired the stake. The part of the € 50.0 million, which is attributable to the joint venture partner's share (Solibro AB), i.e. 32.5% (= 100% minus Q-Cells' share of 67.5%) or € 16.25 million was included at the present value in the calculation of the cost of acquisition.

Construction of Solibro GmbH's first factory in Bitterfeld-Wolfen OT Thalheim with a production capacity of 25 to 30 MWp (prototype factory) was approved by the Supervisory Board of Q-Cells AG in March 2007 and by the Shareholders' Meeting of Solibro GmbH at the beginning of May 2007, so that at this point a legal obligation to pay the total amount of € 50.0 million to the capital reserve of Solibro GmbH also accrued. In consequence, the partial amount of € 33.75 million (the "Q-Cells share"), which had not previously been taken into account, was recognised as an additional liability to Solibro GmbH with the present value being reported.

The first tranches totalling € 27.5 million were paid on schedule in May, September and November 2007.

The calculation of the present values is based on an interest rate of 4.0%. The addition of accrued interest to liabilities to Solibro AB and Solibro GmbH will lead to a forecast total interest charge of approx. € 3.0 million in subsequent periods up to November 2010. In the first half-year 2007, expenses resulted from the addition of accrued interest to liabilities amounted to € 1.5 million.

The present values of future payment obligations are shown correctly in the corresponding liabilities in the corresponding liabilities in the balance sheet.

A summary of the proportional share of the assets, liabilities, revenues, expenses and profits for the period from joint ventures is presented below:

	2007 € million	2006 € million
Non-current assets	100.2	35.0
Current assets	56.3	31.6
Shareholders' equity	56.0	22.5
Non-current liabilities	67.4	4.9
Current borrowings	33.1	39.3
Income	51.2	11.7
Expenses	51.8	11.6
Net loss for the period (previous year: net income)	0.6	0.1

4.5. OTHER NON-CURRENT ASSETS

In essence, other non-current assets are made up as follows:

	12/31/2007 € million	12/31/2006 € million
Non-current portion of advance payments made on future raw material supplies	51.5	43.9
Loans granted to EverQ GmbH	30.0	22.6
Convertible bond CSG Solar AG	1.7	0.0
	83.2	**66.5**

See section 4.4 for further details of the loans granted to EverQ GmbH.

Current assets

4.6. INVENTORIES

	12/31/2007 € million	12/31/2006 € million
Raw materials, consumables and supplies	38.0	36.6
Finished and unfinished goods	36.6	36.6
Current portion of advance payments made on future raw material supplies	19.8	5.5
	94.4	**78.7**

4.7. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due within one year.

Trade accounts receivable were significantly higher in 2007 due to the rise in sales volumes at € 121.1 million (31 December 2006: € 83.5 million).

Trade accounts receivable include the balance under log-term manufacturing contracts of € 11.6 million (31 December 2006: € 0.0 million).

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. As of 31 December 2007, foreign currency receivables amounted to € 10.3 million (31 December 2006: € 8.9 million).

4.8. MARKET VALUES OF FINANCIAL INSTRUMENTS

REC put options

Three put option agreements were concluded to partially hedge the value of the REC shares received in the course of the capital increase through contributions in kind to some extent. Q-Cells AG is entitled but not obliged to make delivery of a total of 78,573,329 shares, which were contributed as part of the capital increase through contributions in kind, to Orkla ASA, Oslo/Norway.

The fair value was determined on the basis of the Monte Carlo simulation.

The initial valuation amounted to € 38.4 million and is made up as follows:

		First put option – first tranche	First put option – second tranche	Second put option
Share price	(NOK)	149.5	149.5	149.5
Exercise price	(NOK)	90	90	70
Term	(years)	3	3	2
Volatility	(%)	43	43	43
Risk-free interest rate (constant)	(%)	4.5	4.5	4.5
Fair value of an option	(NOK)	4.69	4.69	1.81
Exchange rate	(NOK/€)	8.11	8.11	8.11
Fair value of an option	(€)	0.58	0.58	0.22
Options	(Number)	29,403,227	29,403,227	19,766,875
Total value of the tranche	**(€ million)**	**17.0**	**17.0**	**4.4**
Total value of all tranches	**(€ million)**			**38.4**

The subsequent valuation of these option based derivatives took place at fair value, which resulted, as shown below, in a value of € 2.0 million on the balance sheet date.

		First put option – first tranche	First put option – second tranche	Second put option
Share price	(NOK)	276	276	276
Exercise price	(NOK)	90	90	70
Term	(years)	2.08	2.08	2.08
Volatility	(%)	45	45	45
Risk-free interest rate (constant)	(%)	4.6	4.6	4.6
Fair value of an option	(NOK)	0.27	0.27	0.02
Exchange rate	(NOK/€)	7.96	7.96	7.96
Fair value of an option	(€)	0.034	0.034	0.002
Options	(Number)	29,403,227	29,403,227	19,766,875
Total value of the tranche	**(€ million)**	**1.0**	**1.0**	**0.0**
Total value of all tranches	**(€ million)**			**2.0**

The reduction in the value of the put options was mainly attributable to the rapid rise in the price of REC shares and led to a negative result from the valuation of the options of € -36.4 million

Independent derivatives
In respect to the Solaria options, refer to our comments in section 4.4.

Embedded derivatives

Q-Cells AG has identified embedded foreign currency derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales contracts was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes such financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives, which require separation.

At the end of 2007, major purchase contracts were subject to amendments that fall within the scope of IFRIC 9 and this led to a reassessment of the obligation to separate derivatives. As a result of this reassessment, there is no longer any need to separate derivatives, which is why the carrying values of derivatives accounted for on the assets side amounting to € 49.9 million were taken off the books and expensed.

The significant reduction in derivatives recorded on the liabilities side (resulting from sales contracts) is attributable to the circumstance that use had to be made of contractually agreed options to increase prices as a consequence of changes to purchase contracts. As a result, the anticipated cash flows on which the measurement is based have changed significantly. Because of the regular price adjustments that are now anticipated in future, the cash flow related forecast periods have shrunk significantly at the same time. Both aspects represent changes to estimates based on more accurate information and were accounted for as such, i.e. the related reduction in the value of derivatives of € 53.0 million was recorded in the income statement.

This item contains the positive market values of embedded derivatives amounting to € 1.2 million (31 December 2006: € 22.2 million). This is offset by an item on the liabilities side relating to negative values amounting to € 0.7 million (31 December 2006: € 22.6 million).

The net result from embedded derivatives amounts to € 0.9 million. The figure is shown in income from financial instruments (section 5.10.).

4.9. FINANCIAL ASSETS

Securities

The securities classified as "to be held to maturity" (€ 30.3 million; 31 December 2006: € 0.0 million) are bonds in euros with remaining terms to June 2008. The securities are measured at amortised cost.

Time deposits

The time deposits of € 156.2 million (31 December 2006: € 10.1 million) maturing in February 2008 carry a fixed interest rate of between 4.44 % and 4.55 % p. a. and have an original term of more than three months.

4.10. OTHER RECEIVABLES AND ASSETS

Other receivables and assets are all due within one year.

	12/31/2007 € million	12/31/2006 € million
Receivables from the tax authorities for investment subsidies	34.4	6.8
Receivables from the investment bank for an investment grant	6.7	0.0
Receivables from the tax authorities for the reimbursement of value added taxes	8.1	2.5
Receivables from companies, in which a participating interest is held	10.0	2.2
Interest claims on receivables from loans	2.6	0.3
Receivables from complaints	0.6	0.7
Reimbursement of petroleum taxes	0.5	0.4
Receivables from loans	0.0	1.4
Other assets	2.8	1.7
	65.7	**16.0**

4.11. CASH AND CASH EQUIVALENTS

Cash and balances in banks amounting to € 194.4 million (31 December 2006: € 147.3 million) as well as securities of € 219.7 million (31 December 2006: € 0.0 million), which have an original term of less than three months, are reflected in this item.

Securities classified as available for sale (fund units) are valued at their respective fair values (market value). The changes in value are recognised in equity and not taken to income until they are sold.

The increase in cash and cash equivalents is mainly due to the cash inflow of funds from the convertible bond and from the proceeds of the sale of REC shares. Cash and cash equivalents are made up as follows:

	12/31/2007 € million	12/31/2006 € million
Cash and balances in banks	69.7	36.8
Time deposits	124.7	110.5
Securities	219.7	0.0
	414.1	**147.3**

4.12. SHAREHOLDERS' EQUITY

Please refer to the Group statement of changes in equity for details of the change in Q-Cells AG's group shareholders' equity during fiscal 2007.

The equity ratio based on reported equity of € 1,833.8 million is 71 % at the balance sheet date (31 December 2006: € 440.0 million or 69.3 %).

Capital

Subscribed capital amounted to € 111.3 million as at the balance sheet date (31 December 2006: € 74.7 million) and is divided into 111,259,373 bearer shares with no par value of which 80,689,389 are ordinary shares (31 December 2006: 74,729,728 shares) and 30,569,984 are preference shares (31 December 2006: 0 shares). Ownership of the shares entails voting rights at the Annual Shareholders' Meeting as well as an entitlement to profits for resolved dividend payments. The preference shares are not listed on the stock exchange and do not carry voting rights. The owners of preference shares are entitled to convert them to ordinary shares at a ratio of 1:1 through a stock exchange admission process and have them registered for stock exchange trading. The preference shares carry a small dividend premium of 3 cents per share. The preference shareholders have a claim on the issues for payment of the preference share dividends of a dividend is resolved.

COMPOSITION OF SHARE CAPITAL (NUMBER OF SHARES)	12/31/2007	12/31/2006
Ordinary shares	80,689,389	74,729,728
Preference shares	30,569,984	0
	111,259,373	**74,729,728**

Good Energies increased its stake in Q-Cells AG in connection with the acquisition of shares in REC. As part of a capital increase through contributions in kind, Q-Cells AG has issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares. The remaining 30,569,984 shares are preference shares. Good Energies now holds 29.6% of the voting rights and 49.2% of the share capital respectively.

In addition, a total of 817,512 subscription shares were issued from contingent capital I under the stock option programme 2003 and 1,388,554 subscription shares from contingent capital II under stock option programme 2005 in fiscal 2007. An application has been made for registration in the commercial register but this has not yet been effected.

The no-par bearer shares in circulation developed as follows during the year under review:

	Number of shares
01/01/2007	**74,729,728**
Capital increase from reserves	34,323,579
Capital increase from contingent capital I and II	2,206,066
12/31/2007	**111,259,373**

Authorised capital
During the Annual Shareholders' Meeting of 14 June 2007, existing authorised capital was cancelled based on the resolution by the Annual Shareholders' Meeting of 29 June 2006, and new authorised capital was resolved as described below: the Executive Board is authorised, with the consent of the Supervisory Board, to increase the Company's share capital by up to € 54.5 million by issuing up to 54,526,653 new ordinary bearer shares with no par value and/or preference shares with or without voting rights in return for contributions in kind and/or cash on one or more occasions up to 31 May 2012. At the same time the Executive Board is authorised, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine a different starting time for profit-sharing and to stipulate additional details for each capital increase and the conditions for the share issue (authorised capital). The authorisation includes the authority to issue additional preference shares with or without voting rights, which rank ahead of or equal to the preference shares issued on the basis of this authorisation. The authorisation in the commercial register was recorded on 30 July 2007.

Contingent capital I
For the purposes of fulfilling subscription rights under the stock option programme 2003 (ESOP I), the Annual Shareholders' Meeting of 23 August 2004 resolved a contingent capital increase of the Company's shareholders' equity, which because of the capital increases from reserves in 2004, 2005 and 2006 had increased in the same ratio as the share capital in accordance with section § 218 AktG.

Following the issue of preference shares in 2007, contingent capital I amounted to € 1.7 million on the balance sheet date.

Contingent capital II

For the purposes of fulfilling subscription rights under the stock option programme 2005 (ESOP II), the Annual Shareholders' Meeting on 16 August 2005 resolved a contingent capital increase of the Company's shareholders' equity, which because of the capital increases from reserves in fiscal 2005 and 2006 has increased in the same ratio as the share capital in accordance with section § 218 AktG. Contingent capital II amounted to € 1.2 million on the balance sheet date.

Contingent capital III

The resolution passed by the Annual Shareholders' Meeting on 29 June 2006 authorising the issue of options and/or convertible bonds with a total nominal amount of up to € 1.5 billion was cancelled by the Annual Shareholders' Meeting on 14 June 2007 in as much as no use has been made of this authorisation yet.

The Executive Board was authorised by the Annual Shareholders' Meeting on 14 June 2007, with the consent of the Supervisory Board, to issue bearer options and/or convertible bonds with a total nominal amount of up to € 3 billion, which may or may not be limited in term, on one or more occasions up to 31 May 2012 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's ordinary bearer shares with no par value (unit shares) with a pro rata amount of the share capital totalling up to € 36,247,465.00 subject to the more detailed provisions of the option and convertible bond conditions.

The share capital will be contingently increased by up to € 43,621,323.00 by the issue of up to 43,621,323 new ordinary bearer shares each with a pro rata amount of the share capital of € 1.00 (unit shares) (contingent capital III). The contingent capital increase serves to grant option rights and option obligations subject to the provisions of the option conditions to the holders of warrants under warrant bonds or of conversion rights and conversion obligations subject to the provisions of the option bond conditions to the holders of convertible bonds that are issued by the Company or a subordinate group company up to 31 May 2012. This was recorded in the commercial register on 30 July 2007.

Contingent capital IV

The Executive Board was authorised by the Annual Shareholders' Meeting on 14 June 2007, subject to the consent of the Supervisory Board, to issue up to 5,756,442 options to current and future employees, members of the Executive Board, members of the management bodies and employees of companies presently associated or associated with Q-Cells AG in future on one or more occasions up to 31 May 2011. These will entitle the purchaser to acquire new shares in Q-Cells AG in accordance with the option conditions (stock option programme 2007/ESOP III). If options are to be issued to members of the Company's Executive Board, only the Supervisory Board is authorised to issue them.

A contingent capital IV is created as follows to provide for the stock option programme 2007:

The Company's share capital is contingently increased by up to € 5,756,442.00 by issuing up to 5,756,442 ordinary bearer shares with no par value (contingent capital IV). The contingent capital increase is only to be implemented in as much as options are issued from the contingent capital IV and holders of the options make use of their subscription right. This was recorded in the commercial register on 30 July 2007.

Stock option programmes

The stock options are recognised at the fair value of the options issued at the time they were granted in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves).

Stock option programme 2003

On 29 December 2003, the Annual Shareholders' Meeting resolved to issue up to 8,900 stock options (ESOP I) to current and future members of the Executive Board and employees of the Company, in order to enable them to acquire the Company's shares under certain conditions at a base price established in advance. Alternatively, those entitled to acquire the shares may also be granted a cash settlement, although the Company's Executive Board does not anticipate payment of a cash settlement. Of those stock options issued, 25.0% vest after a period of two years, another 25.0% after three years and the remaining 50.0% after four years. During the time periods described, the Company is authorised to cancel the stock options with immediate effect if an individual entitled to stock options resigns his or her employment with, or is terminated by, the Company.

During fiscal 2004, a total of 6,424 stock options were issued, of which the Executive Board received 1,336 stock options. The Annual Shareholders' Meeting of 16 August 2005 resolved that no additional subscription rights would be granted under stock option programme 2003. The amount of contingent capital I was limited to the number of shares that could be acquired based on the options previously issued.

Those entitled to acquire shares could exercise their subscription rights once

1. At least two years had passed since their issue,
2. Q-Cells' shares are being traded on a stock exchange,
3. The lock-up period agreed for the Q-Cells IPO had expired,
4. The stock exchange price within the last five consecutive days on the stock exchange prior to exercising subscription rights had been at least 33% over the exercise price at the time of issue,
5. The vesting period had expired.

Capital increases from reserves made in past fiscal years, have resulted in pro-rata adjustments to the number of shares that can be acquired under the stock option programme, with corresponding adjustments in the exercise price.

The table below shows the change in the levels of stock options and issue prices in the period under review:

	Weighted average exercise price per share €	Number of options* No.	Number of shares eligible for subscription No.
Options outstanding at the beginning of the reporting period	1.37	4,600	2,539,200
Options granted in the reporting period	0	0	0
Options forfeited in the reporting period	0	0	0
Options exercised in the reporting period	1.37	1,481	817,512
Options outstanding at the end of the reporting period	1.37	3,119	1,721,688
Options exercisable at the end of the reporting period	0	0	0

* Due to capital increases from reserves, the number of shares that can be acquired based on each stock option has risen to 552, while the exercise price has decreased correspondingly.

In fiscal 2007, options from the stock option programme 2003 were exercised. The weighted average price per Q-Cells AG share at which the stock options were exercised was € 64.32.

Total expenses for the stock option programme 2003 recorded in the period under review amount to € 0.2 million (previous year: € 0.3 million).

Stock option programme 2005

At the Annual Shareholders' Meeting on 16 August 2005, a resolution was passed to issue up to 434,948 options to current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG. The stock option programme 2005 permits entitled employees to acquire Q-Cells AG shares, subject to certain preconditions, at an established exercise price under defined conditions. Alternatively, those entitled to acquire the shares may also be granted a cash settlement at the discretion of the Executive Board, although the Company's Executive Board does not anticipate payment of a cash settlement.

In principle, the issue of stock options within the framework of the individual tranches of stock option programme 2005 is subject to the same option conditions. However, there are differences in the vesting period and the term of the options.

As a result of the capital increase from reserves in fiscal 2005 the number of shares to be acquired has risen proportionately. The capital increase from reserves had no impact on the exercise price since the options were not issued until after the capital increase became effective. As a result of the capital increase from reserves in fiscal 2006 the number of shares to be acquired again increased proportionately, while the exercise price decreased correspondingly. Therefore, as a result of the capital increases from reserves in fiscal 2005 and 2006 a total of 2,609,688 shares were available for acquisition. For reasons of simplification, the options register was amended to the effect that the right to acquire one share is described as an option (1 option = 1 share).

Those entitled to acquire shares could exercise their subscription rights once

1. At least two years had passed since their issue,
2. Q-Cells' shares are being traded on a stock exchange,
3. The lock-up period agreed for the Q-Cells IPO had expired,
4. The stock exchange price within the last five consecutive days on the stock exchange prior to exercising the option had been above the exercise price at the time of issue,
5. If the development of the stock exchange price of the Q-Cells AG share (as measured by the average price of the Q-Cells AG share over the last five consecutive days prior to exercising the option) had exceeded the development of the index, which includes the Q-Cells AG share, cumulatively since issue by at least 10% per year. If Q-Cells AG is not included in any index, the TecDAX or a comparable successor index may be used, as should if necessary be specified by the Supervisory Board,
6. The vesting period had expired.

Stock option programme 2005 (ESOP II)
Of the stock options issued on 25 August 2005, 33.33% vest after one year from issue, another 33.33% after two years and the remaining 33.33% after three years. During the time periods described, the stock options will lapse if an individual entitled to stock options resigns his or her employment with, or is terminated by, the Company.

In fiscal 2007, options from the stock option programme 2005 (ESOP II) were exercised. The weighted average price per Q-Cells AG share, at which the stock options were exercised, amounted to € 77.07.

Total expenses for the stock option programme 2005 (ESOP II) recorded in the period under review amount to € 2.3 million (previous year: € 5.1 million).

Stock option programme 2005 (ESOP IIa)
Pursuant to the resolution by the Executive Board and the Supervisory Board of 19 January 2006 and taking the capital increase from reserves in fiscal 2006 in a ratio of one new share for each old share into account, a total of 86,440 options were issued to current members of the Executive Board and current members of second tier management and other employees of Q-Cells AG.

The exercise price of the options is equal to the share price at the time of issue and stands at € 34.11. Exercise of the option is linked to certain conditions. The vesting period within which all the conditions set for exercising the option must be fulfilled is staged and amounts to two years in total.

On the basis of the assumptions shown a fair value of € 13.25 was established for each option.

Total expenses for the stock option programme 2005 (ESOP IIa) recorded in the period under review amount to € 0.3 million (previous year: € 0.7 million).

Stock option programme 2005 (ESOP IIb)

Pursuant to the resolution by the Executive Board and the Supervisory Board of 1 July 2006 and taking the capital increase from reserves in fiscal 2006 into account, a total of 44,650 options were issued to current members of the Executive Board and current members of second tier management and other employees of Q-Cells AG.

The exercise price of the options is equal to the share price at the time of issue and, taking account of the capital increase from reserves into account, stands at € 32.88. Exercise of the option is linked to certain conditions. The vesting period within which all the conditions set for exercising the option must be fulfilled is staged and amounts to two years in total.

On the basis of the assumptions shown a fair value of € 12.93 was established for each option.

Total expenses for the stock option programme 2005 (ESOP IIb) recorded in the period under review amount to € 0.2 million (previous year: € 0.2 million).

The table below shows the change in the levels of stock options from stock option programme 2005 (ESOP II, IIa and IIb) in the period under review:

	ESOP II		ESOP IIa		ESOP IIb	
	Weighted average exercise price per share €	Number of options No.	Weighted average exercise price per share €	Number of options No.	Weighted average exercise price per share €	Number of options No.
Options outstanding at the beginning of the reporting period	2.63	2,322,276	34.11	81,240	32.88	42,622
Options granted in the reporting period	0.00	0	0.00	0	0.00	0
Options forfeited in the reporting period	2.63	90,461	34.11	2,922	32.88	3,759
Options exercised in the reporting period	2.63	1,388,554	0.00	0	0.00	0
Options outstanding at the end of the reporting period	2.63	843,261	34.11	78,318	32.88	38,863
Options exercisable at the end of the reporting period	2.63	58,844	0.00	0	0.00	0

Stock option programme 2005 (ESOP IIc / ESOP IId / ESOP IIe)
The fair value was determined on the basis of the Monte Carlo simulation.

The following model parameters and premises were used to calculate the option price:

	ESOP IIc	ESOP IId	ESOP IIe
Issue date	01/18/2007	07/10/2007	01/01/2007
Exercise price equals the share price on the issue date	37.29 €	69.13 €	34.07 €
Vesting period	2 years	2 years	3 years
Expected average term of the option	2.5 years	2.5 years	3 years
Market price of the underlying share at the time of issue	37.29 €	69.13 €	34.07 €
Expected volatility in the share price	0.5	0.5	0.5
Dividend yield	1.0% from 2010	1.0% from 2010	1.0% from 2010
Risk-free interest rate	3.7%	4.5%	3.7%
Number of subscription rights issued	29,238	20,144	25,000
Expected number of subscription rights exercised	24,998	17,223	25,000

The volatility was established on the basis of past volatility of the peer group over the past one and past two years.

On the basis of the assumptions shown, fair values were established for the options (subscription rights for one share) of € 13.15 (ESOP IIc), € 24.41 (ESOP IId) and € 11.50 (ESOP IIe).

The table below shows the change in the levels of stock options in the reporting period:

	ESOP II c Number of options No.	ESOP II d Number of options No.	ESOP II e Number of options No.
Options outstanding at the beginning of the reporting period	0	0	0
Options granted in the reporting period	29,238	20,144	25,000
Options forfeited in the reporting period	1,850	1,296	0
Options outstanding at the end of the reporting period	27,388	18,848	25,000
Options exercisable at the end of the reporting period	0	0	0

Total expenses recorded in the period under review for the stock option programme 2005 issued in fiscal 2007 amount to € 0.2 million (ESOP IIc), € 0.2 million (ESOP IId) and € 0.2 million (ESOP IIe).

Stock option programme 2007 (ESOP IIIa)
At the Annual Shareholders' Meeting on 14 June 2007, a resolution was passed to issue a total of 50,000 options from stock option programme ESOP IIIa to current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG in fiscal 2007. The issue date was 1 October 2007.

The exercise price of the options is equal to the share price at the time they were issued and, taking into account of the capital increase from reserves, stands at € 78.00. Exercise of the option is linked to certain conditions. The stock option programme ESOP IIIa includes a contractually agreed waiting period of two years. All options granted within the framework of this tranche will be forfeited if the holder of the option has resigned from his employment with Q-Cells AG or has been terminated by Q-Cells AG unless he or she is immediately re-employed by another affiliated company. The vesting period amounts to two years.

Those entitled to acquire shares can exercise their subscription rights once

1. At least two years have passed since their issue,
2. Q-Cells shares are being traded on the stock exchange,
3. The lock-up period agreed for the Q-Cells IPO has expired,
4. The stock exchange price within the last five consecutive days on the stock exchange prior to exercising subscription rights has been above the exercise price at the time of issue,
5. If the development of the stock exchange price of the Q-Cells AG share (as measured by the average price of the Q-Cells AG share over the last five consecutive days prior to exercising the option) exceeds the development of a synthetic mixed index (made up of 50% TecDAX and 50% DAX) cumulatively since issue by at least 10% per year,
6. The vesting period has expired.

The fair value was determined on the basis of the Monte Carlo simulation.

The following model parameters and premises were used to calculate the option price:

1. The exercise price per share amounts to € 78.00.
2. The expected average term of the option is two years.
3. The market price of the underlying share at the time of issue € 71.70.
4. The expected volatility in the share price stands at 0.5. The volatility was established on the basis of past volatility of the peer group over the past year and past two years.
5. A dividend yield of 1.0% is expected for the option price model from 2010.
6. The risk-free interest rate for the term of the option amounts to 4.10%.
7. The expected number of exercisable subscription rights amounts to 46,250.

On the basis of the assumptions shown a fair value of € 22.90 was established for each option (subscription rights for one share).

The table below shows the change in the levels of stock options in the reporting period:

	Weighted average exercise price per share €	Number of options No.
Options outstanding at the beginning of the reporting period	0.00	0
Options granted in the reporting period	78.00	50,000
Options forfeited in the reporting period	0.00	0
Options outstanding at the end of the reporting period	78.00	50,000
Options exercisable at the end of the reporting period	0.00	0

Total expenses recorded in the period under review for the stock option programme 2007 (ESOP IIIa) issued in fiscal 2007 amounts to € 0.1 million.

Capital reserve

In the present consolidated financial statements under IFRS as of 31 December 2007, the capital reserves are increased by the fair values from the stock option programmes and the premium on the stock options exercised.

The development in capital reserves during the period under review is presented in the Group statement of changes in shareholders' equity.

The capital increase through contributions in kind carried out in fiscal 2007 was effected by exchanging 88,456,767 shares in REC for 34,323,579 new shares in Q-Cells AG. In accordance with IFRS 3.24 ff. the cost of acquisition of the shares purchased in a company corresponds to the market value of the issued shares. As a result, the total value of this share exchange amounts to € 1,142.4 million. The amount in excess of the share capital of € 1,108.1 million was transferred to the capital reserve. (With regard to the valuation, please refer to our comments on the measurement of the REC shares).

On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (with the exception of the guarantee) unsecured convertible debenture ("convertible bond"). The convertible bond was issued by Q-Cells International Finance B.V. and guaranteed by Q-Cells. The convertible bond was only offered for sale to institutional investors outside the USA within the framework of an accelerated bookbuilding process. Existing Q-Cells shareholders' rights to subscribe to the convertible bond were excluded. The total volume of the convertible bond amounted to € 492.5 million on the issue date of 28 February 2007. The convertible bond is convertible into up to approximately 7.37 million ordinary registered Q-Cells shares with no par value (unit shares) based on the conversion price cited below. The conversion price was set at € 66.79. This corresponds to a premium of 40.0% above the reference price for Q-Cells ordinary shares of € 47.7061 per share. The convertible bond's coupon was set at 1.375%. The convertible bond was approved for trading on the euro MTF segment on the Luxembourg stock exchange on 23 April 2007.

According to IAS 32.28, this convertible bond is a hybrid financial instrument, which contains both liability components (right to interest and repayment) and equity elements (right to subscribe to shares) from the issuer's perspective. These components have to be calculated and shown separately when accounting for the bond. First, the fair value of the liability component (€ 394.0 million) was determined using Monte Carlo simulations. The effective interest rate was then determined from this fair value, taking transaction costs as well as the anticipated future payment flows in the case of an assumed term of five years into account, which amounts to 6.32%. The fair value of the equity component including the embedded derivatives (termination options) amounts to € 98.5 million. In accordance with IAS 32.38, the transaction costs incurred to date of € 8.0 million have been allocated to the assigned values in the ratio of the liability and equity components.

The equity component is shown at a net figure of € 97.3 million after deduction of pro rata transaction costs recorded directly in shareholders' equity and deferred taxes of € 0.4 million.

Revenue reserves and other reserves

Changes in revenue reserves and other reserves are presented in the Group statement of changes in shareholders' equity.

Proposal for the appropriation of accumulated profits for the year

Dividends to the Q-Cells AG shareholders are resolved on the basis of the annual financial statements of Q-Cells AG prepared in accordance with the provisions of the German Commercial Code. According to the proposal for the appropriation of accumulated profits by the Executive and Supervisory Boards a dividend of € 0.03 per preference share is to be distributed from the net profit for 2007 and the excess balance is to be retained.

Minority interests

Shares owned by third parties and the shares in the result attributable to third parties from VHF and Calyxo GmbH are recorded under this item and under the share of the result attributable to minority shareholders.

Non-current liabilities

4.13. CONVERTIBLE BOND

This item reflects the liability component (as of 31 December 2007, € 402.9 million) of the convertible bond issued in February 2007. (Please see our comments on shareholders' equity.)

4.14. PROFIT PARTICIPATION CAPITAL

On 24 November 2004, and Annual Shareholders' Meeting resolved the issue of profit-sharing capital by Q-Cells AG. This was undertaken on 10 December 2004, and the amount of € 15.0 million less transaction costs of € 0.6 million non-subscribed for PREPS 2004-2 Ltd. The capital matures in November 2011.

Each profit participation right has a fixed and a profit-related remuneration component. The fixed interest component (guaranteed income) is 7.5% p. a., while the profit-related remuneration component (profit participation) has been agreed as follows:

a) A total of 7.5% p.a. up to adjusted net income for the year of € 45.0 million
b) A total of 8.5% p.a. when adjusted net income for the year is from € 45.0 million to € 55.0 million
c) A total of 9.5% p.a. when adjusted net income for the year is over € 55.0 million

In this case the profit-sharing portion is reduced by the guaranteed gain portion. Profit participation rights are subordinate to all current and future creditor claims.

4.15. NON-CURRENT FINANCIAL LIABILITIES

Non-current financial liabilities have fallen to € 1.1 million in comparison to 31 December 2006 (€ 6.1 million) due primarily to scheduled principal repayments.

Non-current liabilities to banks can be broken down as follows:

	12/31/2007 € million	12/31/2006 € million	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	0.0	0.6	Monthly	08/30/2008
Capital investment loan IKB Deutsche Industriebank AG	1.1	5.5	Quarterly	03/15/2009
	1.1	**6.1**		

Non-current financial liabilities represent a variable-rate investment loan (EURIBOR + margin).

Security pool agreements entered into between the lending banks and the Company in August 2005 and October 2005 were cancelled by the pool banks as of 31 December 2007.

4.16. NON-CURRENT DEFERRED INVESTMENT GRANTS AND SUBSIDIES

Non-current amounts from "investment grants and subsidies", which arise from investment grants under the community task of "improvement of the regional economic structure" and subsidies to foster research and development projects on the one hand and investment subsidies on the other, are deferred in this item.

	12/31/2007 € million	12/31/2006 € million
Investment subsidies	41.9	18.9
Investment grants	24.1	13.7
	66.0	**32.6**

Investment grants, with the exception of the investment project in production lines I, II, III and the investment subsidies, are subject to subsequent review; the Company has, however, not identified any risks that may result in repayment.

4.17. OTHER PROVISIONS

The product and production-related provisions recorded under this item are primarily warranty provisions. The warranty provisions are long-term (10 years) product warranties, typical in the industry. Selected individual risks, which may also arise in a period of 10 years, were also recorded. The non-current portion of the provision (€ 6.4 million; 31 December 2006: € 4.7 million) was discounted at an interest rate of 3.5%, the current portion amounts to € 1.0 million (31 December 2006: € 0.9 million). In fiscal 2007, € 0.2 million was drawn from the provision account and € 2.0 million was allocated to it.

Since both the Q-Cells Group and its competitors have only been producing solar cells and solar modules for a comparatively short period, the calculation of guarantee provisions is associated with uncertainty. In essence, the estimate of guarantee provisions is based on the guarantee expenses we have identified from Q-Cells AG's records. Changes to these assumptions could impact upon the Company's results in future. On the basis of our experience to date, we assume that the guarantee provision shown represents the best estimate on the balance sheet date.

4.18. OTHER NON-CURRENT LIABILITIES

As of 31 December 2007 other non-current liabilities reflect:

	12/31/2007 € million	12/31/2006 € million
Advance payments received on orders	24.9	11.2
Liabilities resulting from the purchase price obligation for Solibro GmbH	25.0	0.0
Non-current liabilities under the finance lease (see section 4.3)	0.6	2.4
Other other non-current liabilities	6.7	0.0
	57.2	**13.6**

4.19. DEFERRED TAXES

Changes in this balance sheet item are presented in section 5.11. under tax expense details.

Current liabilities

4.20. CURRENT FINANCIAL LIABILITIES

Current financial liabilities to banks as at the balance sheet date amount to € 10.8 million (31 December 2006: € 6.7 million). They are due within one year and reflect the repayment amounts of non-current loans due within one year and the payment of the coupons for the convertible debenture due in February 2008.

4.21. TRADE ACCOUNTS PAYABLE

Trade accounts payable at the balance sheet date amount to € 64.6 million (31 December 2006: € 44.3 million). They are due within one year.

Payables in foreign currency are converted at the rate on the transaction date and subsequently measured at the rate on the closing date. As of the balance sheet date, liabilities in foreign currency amounted to € 1.6 million (31 December 2006: € 2.1 million).

4.22. TAX LIABILITIES

In essence, tax liabilities include liabilities for corporate tax and trade tax.

4.23. DEFERRED INVESTMENT GRANTS AND SUBSIDIES

Current amounts from investment grants and subsidies, which arise from investment grants under the community task of "improvement of the regional economic structure" and subsidies to foster research and development projects on the one hand and investment subsidies on the other, are deferred in this item.

	12/31/2007 € million	12/31/2006 € million
Investment subsidies	6.3	3.7
Investment grants	3.2	2.7
	9.5	**6.4**

Investment grants, with the exception of the investment project in production lines I, II, III and the investment subsidies, are subject to subsequent review; the Company has, however, not identified any issues that may require that the grants and subsidies be repaid.

4.24. OTHER CURRENT LIABILITIES

The current liabilities at the balance sheet date are made up as follows:

	12/31/2007 € million	12/31/2006 € million
Other liabilities		
Liabilities resulting from wage tax and social security relating to the stock option programme	50.2	0.0
Purchase price obligation	15.9	10.0
Liabilities from long-term manufacturing	2.6	0.0
Liabilities to companies, in which a participating interest is held	1.1	0.0
Current liabilities from the finance lease	0.6	1.1
Repayment amounts due within a year of a loan granted by Solon AG, Berlin	0.0	1.0
Deferred liabilities		
Profit-sharing and bonuses	7.4	4.0
Leave and overtime	2.1	1.4
Other personnel-related liabilities	1.1	0.5
Supervisory Board remuneration	0.7	0.6
Other current liabilities and other deferred liabilities for the current year	6.1	1.7
	87.8	**20.3**

With regard to the liabilities resulting from wage tax and social security relating to the stock option programme we refer to section 6.

5. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

5.1. SALES REVENUES

Sales revenues rose by 59.2% compared to 2006.

Section 7.1. of these notes provides information on the breakdown by segment and region.

PRODUCT	Cell Type	Revenues 2007 € million	Revenues 2006 € million	Change € million
Polycrystalline	**Q5** (125x125 mm)	2.9	6.5	-3.6
	Q6 (150x150 mm)	0.0	5.2	-5.2
	Q6LTT (156x156 mm)	749.6	462.5	287.1
	Q8 (210x210 mm)	0.7	1.4	-0.7
Monocrystalline	**Q5M** (125x125 mm)	29.7	13.0	16.7
	Q6M (150x150 mm)	0.0	0.0	0.0
	Q6LM (156x156 mm)	36.5	50.7	-14.2
Sales revenues from the sale of solar cells		**819.4**	**539.3**	**280.1**
Silicon sales		22.7	0.0	22.7
Project business		13.5	0.0	13.5
Other		3.3	0.2	3.1
		858.9	**539.5**	**319.4**

Sales of broken cells and revenue deductions were allocated to individual products and cell types.

Other revenues include revenues based on thin-film technology and revenues of € 1.1 million from the sale of wafers that could no longer be used in production because of their technical properties.

5.2. OTHER OWN WORK CAPITALISED

Other own work capitalised relates primarily to technologies developed in-house and incidental acquisition costs as part of the construction of new production lines.

5.3. OTHER OPERATING INCOME

Other operating income is composed of the following items:

	2007 € million	2006 € million
Reversal of investment subsidies	3.9	4.0
Reversal of investment grants	2.8	2.8
Foreign exchange gains	2.5	1.7
Lucky buy	1.3	0.0
Research subsidy	1.0	0.0
Reversal of provisions	0.0	0.6
Income not relating to the period	0.0	0.9
Other income	2.3	0.9
	13.8	**10.9**

Please refer to the section on accounting for VHF in respect to the income resulting from the immediate recognition of the difference on the liability side (lucky buy). Other operating income includes the capital gain on the sale of shares in Calyxo. Please refer to our comments in the section on the acquisition of operations.

5.4. COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. When account is taken of the change to the figure reported for temporary employee expenses and repair materials (see 5.7.), the cost of materials ratio (cost of materials related to sales and changes in inventories) amounts to 62.3% in fiscal 2007 (previous year: 61.4%).

5.5. PERSONNEL EXPENSES

We created numerous jobs due to continued high production growth. The number of employees rose sharply as well. The Q-Cells AG Group employed a total of 1,627 individuals as of 31 December 2007 (31 December 2006: 921). 76 trainees were engaged at the end of 2007 (end of 2006: 39). Q-Cells AG's Executive Board consists of four members, as in the previous year. During fiscal 2007 the personnel expense ratio (personnel expenses related to sales and changes in inventories) was 7.7% (previous year: 7.8%).

5.6. DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSSES

The breakdown of depreciation, amortisation and impairment losses is shown in sections 4.2. and 4.3.

5.7. OTHER OPERATING EXPENSES

Other operating expenses comprice the following:

	2007 € million	2006 € million
Maintenance and repair costs	7.7	6.5
Legal and consulting costs	6.6	4.0
Temporary employee expenses	5.5	3.0
General and administrative expenses	5.0	3.8
Foreign exchange differences	4.2	3.1
Selling expenses	3.6	3.6
Other external services	3.6	1.1
Other travel expenses	2.7	1.5
Recruiting	2.3	1.2
Product warranty expenses	2.3	2.4
Freight and storage costs	1.7	1.1
Training	1.5	0.9
Losses on the disposal of assets	1.3	0.1
Contributions and fees	0.9	1.6
Supervisory Board remuneration	0.5	0.4
Other operating expense	5.0	3.4
	54.4	**37.7**

The changes to the figures reported for 2006 for temporary employee expenses and repair materials in 2006 amount to € +3.0 million and € +2.7 million respectively. The figure for the cost of materials has fallen correspondingly.

5.8. INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	2007 € million	2006 € million
Income from associated companies		
CSG Solar AG	-3.2	-2.3
The Solaria Corp.	-2.3	-0.1
Renewable Energy Corporation ASA (REC)	13.7	–
Income from joint ventures		
EverQ GmbH		
Pro rata income	-0.5	0.0
Liabilities side difference	0.0	9.4
Solibro GmbH	2.9	–
	10.6	**7.0**

The positive result from Solibro GmbH includes deferred tax income of € 4.8 million because of the reduction in the combined German tax rate from 2008 (a one-off effect on income). There is no change to the assumption that temporary differences resulting from the technology acquired will be reversed in Germany.

5.9. INCOME FROM THE DISPOSAL OF FINANCIAL ASSETS

The capital gain of € 44.0 million on the sale of 3,500,000 REC shares is shown here. (Please refer to our comments on associated companies.)

5.10. NET FINANCE RESULT

Net finance result consist of the following:

	2007 € million	2006 € million
Net interest income		
Interest and similar income		
Time deposits	11.8	2.7
Interest and similar income (current)	6.4	2.6
Interest and similar expenses		
Convertible bond	20.9	0.0
Non-current liabilities	0.7	1.0
Current liabilities	1.2	0.2
Expenses equivalent to interest	2.0	2.1
	-6.6	**2.0**
Income from financial instruments		
Loss on the valuation of the REC put options	-36.4	0.0
Gain on the valuation of the Solaria options	0.3	0.0
Income from embedded derivatives	0.9	-0.4
	-35.2	**-0.4**
	-41.8	**1.6**

Interest and similar expenses include an amount of € 15.3 million relating to the interest payable on the convertible bond baesd on discounting (effective interest method) and € 5.6 million nominal interest.

The impact of the market valuation of the embedded derivatives is € 0.9 million The expenses and income from similar economic transactions amount to € 81.9 million and € 81.0 million.

In respect to the new assessment of the changed estimates on embedded derivatives, please refer to note 4.8.

5.11. INCOME TAXES

Income taxes break down as follows:

	2007 € million	2006 € million
Corporation tax	46.6	29.3
Trade tax	17.1	12.4
Deferred tax expenses	0.3	0.5
	64.0	**42.2**

Q-Cells AG current income tax is calculated by using the tax rates applicable at the balance sheet date. A corporation tax of 15% was used to compute deferred taxes (31 December 2006: 25.0%) with the addition of a solidarity surcharge of 5.5% on the transferred corporation tax liability; an effective trade tax rate of 6.7% (31 December 2006: 6.7%) was taken into account. Taking into account the solidarity surcharge and trade income tax, the combined tax rate for the calculation of deferred taxes amounted to 22.83% for the first time (31 December 2006: 33.07%). This reduction compared with the previous year is due to the reduction in the tax rate that was enacted in July 2007. The resulting tax effect amounts to € 0.5 million.

Expense reported for deferred taxes relates solely to the occurrence and reversal of temporary differences.

The following deferred tax liabilities, both netted and not netted, are due to temporary recognition and measurement differences in individual items and tax loss carryforwards:

DEFERRED TAXES	12/31/2007		12/31/2006	
	Assets € million	Liabilities € million	Assets € million	Liabilities € million
Non-current assets		8.5	0.0	14.2
Current assets	0.1	0.4	0.6	0.0
Profit participation capital		0.1		0.1
Current liabilities	0.2		0.2	0.3
Non-current liabilities	3.6	0.8	8.6	
Consolidation effect	0.1			
Loss carryforwards	0.7			
Deferred tax liabilities/assets	**4.7**	**9.8**	**9.4**	**14.6**
Net deferred tax liabilities		**5.1**		**5.2**

In the year under review, net deferred taxes of € 0.4 million (previous year: € 0.0 million) were recorded directly in shareholders' equity. In essence, this is due to the balance sheet treatment of pro rata capital procurement costs in connection with the issue of the convertible bond.

The key differences between expected and actual tax expense in the year under review and in the previous year are shown below:

TAX EXPENSE RECONCILIATION	2007 € million	2006 € million
Income before income taxes	**209.8**	**138.0**
Expected tax expense at 33.07 % (previous year: 33.07 %)	**69.4**	**45.6**
Changes in the expected tax expense		
Tax impact of tax-free income	–16.2	–3.9
Income from companies accounted for using the equity method without tax impact	–3.5	–2.3
Tax impact of non-deductible operating expenses	9.4	2.1
Tax rate impact abroad	0.0	0.2
Tax rate impact in Germany	1.0	0.0
Unreported deferred tax assets on loss carryforwards	2.0	0.8
Tax-free consolidation impact	–0.2	0.0
Other tax effects	2.1	–0.3
Effective tax expense	**64.0**	**42.2**

The unreported deferred tax assets on loss carryforwards involve earnings of Calyxo GmbH (pro rata) as well as Brilliant 234. GmbH and VHF (100 % in each case). Since these companies are still in their start-up phase, no deferred taxes have been capitalised on the losses carried forward due to uncertainties unless they already have deferred tax liabilities which are then capitalised to this level.

At the end of the year under review, the amount of domestic and foreign tax losses carried forward for which no deferred tax assets are reported amounts to € 14.5 million (previous year: € 2.3 million).

5.12. EARNINGS PER SHARE

Earnings per share (undiluted)
Earnings per share were calculated in accordance with IAS 33. Under IAS 33.64, the capital increase from reserves, which took place in July 2006 (see section 4.12.), was taken into account when calculating earnings per share for the whole of fiscal 2006 in order to enhance comparability.

In calculating basic earnings per share only ordinary shares were considered.

	2007	2006
Net income for the period attributable to ordinary shareholders (€ million)	109.9	97.1
Weighted average number of ordinary shares	78,665,450	74,172,486
Earnings per share (undiluted) in €	**1.40**	**1.31**

The weighted average number of ordinary shares is calculated as follows:

	2007	2006
Shares issued on 1 January	74,729,728	36,913,604
Effect of the capital increase through contributions in kind	3,383,377	0
Effect of the capital increase from reserves	0	36,913,604
Effect of the capital increase from share options exercised	552,345	345,278
Weighted average number of ordinary shares	**78,665,450**	**74,172,486**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	2007 € million	2006 € million
Net income for the period (after minorities)	148.4	97.1
Net income for the period relating to preference shares	38.5	0.0
Net income for the period attributable to ordinary shareholders	**109.9**	**97.1**

Net income for the period attributable to preference shares was calculated on the assumption that net income for the period would be paid out to shareholders in full. In addition to the preferential dividend of 3 Euro-cent per share, it also takes account of those parts of the dividend that would be available for distribution to both groups of shareholders under the articles of association. In so doing, the figures were geared to the weighted average of the ordinary and preference shares issued. For the previous year the amount was adjusted for the result attributable to minority interests.

	2007	2006
Weighted average number of preference shares	27,554,862	0
Proportionate preferential dividend attributable to the holders of preference shares (€ million)	0.8	0.0
Additional net income for the period attributable to the holders of preference shares (€ million)	37.7	0.0
Net income for the period relating to preference shares (€ million)	**38.5**	**0.0**

Earnings per share (diluted)
Dilution effects had to be taken into account in connection with the employee stock options since certain conditions were fulfilled (see section 4.12.).

	2007	2006
Net income for the period attributable to ordinary shareholders (€ million)	109.9	97.1
Weighted average number of ordinary shares	81,212,295	78,597,700
Earnings per share (diluted) in €	**1.35**	**1.24**

The weighted average number of shares is calculated as follows:

	2007	2006
Weighted average number of ordinary shares (undiluted)	78,665,450	74,172,486
Impact of share options issued	2,546,845	4,425,214
Weighted average number of ordinary shares (diluted)	**81,212,295**	**78,597,700**

30,569,984 existing convertible preference shares as well as 7,373,858 potential ordinary shares from the convertible bond were not included in the calculation of the diluted result per share as they do not have a dilutive effect.

6. NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

In the fourth quarter, Q-Cells AG received € 50.2 million in wage tax and social security contributions, as a result of the exercise of stock options by employees, these amounts are paid to the authorities after year end and are shown under current liabilities at year end. This cash inflow is shown separately in the cash flow statement and has had a positive impact on cash provided by operating activities. Excluding this effect, cash inflows would have totalled € 155.5 million compared with € 23.6 million in 2006.

The figure for cash provided by operating activities (€ 197.0 million; previous year: € 129.4 million) after adjustment for depreciation and amortisation (€ 25.0 million; 2006: € 17.8 million) has increased by € 74.8 million to € 222.0 million (previous year: € 147.2 million). In conjunction with the above mentioned one-off effect of € 50.2 million, an increase in the figure for cash provided by operating activities of € 131.9 million results.

The significant increase in interest received on the proceeds of the convertible bond, which have not yet been reinvested, has led to a significant increase in cash provided by operating activities. In contrast, no interest payments on the convertible bond were reported in 2007 because interest is payable annually (and will be due for the first time in 2008).

In fiscal 2007, Q-Cells invested liquid funds in the amount of € 244.2 million (previous year: € 61.0 million) in expanding production capacity in its core business and at its subsidiaries. In addition, € 77.8 million (previous year: € 8.7 million) was spent on the acquisition of equity investments and a further € 3.5 million on the acquisition of operations. The Company received € 88.0 million from the sale of 3.5 million REC shares, which is reflected in the item proceeds from the disposal of financial assets. Including the change in other financial assets amounting to € -176.4 million (previous year: € 22.4 million), at € 423.0 million, cash used in investing activities significantly exceeded the previous year's figure of € 57.1 million.

Cash inflows from financing activities resulted primarily from cash receipts from the convertible bond totalling € 484.5 million.

Cash inflows from operating activities and from financing activities financed investment activities entirely; surplus funds were allocated to liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

7. OTHER DISCLOSURES

7.1. SEGMENT REPORTING

Q-Cells AG's primary segment reporting format is to report business segments of the core area of conventional cell technology, new technologies, silicon trading and the REC business (please refer to the section on associated companies).

Q-Cells AG's secondary reporting format is segment reporting according to geographical categories. Income, expenses and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	2007		2006	
	€ million	Share in %	€ million	Share in %
Germany	337.9	39.3	251.8	46.7
Other EU countries	210.1	24.5	73.3	13.6
Rest of Europe	126.3	14.7	46.9	8.7
Asia	76.2	8.9	99.7	18.5
Africa	54.2	6.3	50.3	9.3
North America	50.8	5.9	15.5	2.9
Central and South America	2.2	0.3	1.4	0.3
Rest of the world	1.2	0.1	0.6	0.0
	858.9	**100.0**	**539.5**	**100.0**
Export ratio		**60.7**		**53.3**

7.2. FINANCIAL INSTRUMENTS

The aims of controlling financial risks include the minimisation of default risks arising from trade accounts receivable, securing financing of further business expansion that coincides in terms of maturities and maintaining liquidity in operating activities as well as minimising foreign currency risks. These goals are pursued using appropriate control systems.

Financial instruments include both original and derivative instruments.

On the asset side, **original financial instruments** chiefly include financial investments, receivables, other financial assets and cash and cash equivalents. Original financial instruments on the liabilities side primarily include liabilities measured at amortised cost. The level of original financial instruments is reported on the balance sheet. If there are identifiable default risks for financial assets, these risks are reflected by bad debt allowances.

Financial instruments not recognised at fair value consist primarily of trade accounts receivable, other current assets, other non-current assets, trade accounts payable, other liabilities and loans.

In the case of receivables and payables based on normal commercial credit terms, the fair value closely approximates the carrying value based on historical cost.

The following **derivative financial instruments** existed as of the balance sheet date:

Options on foreign currency forward transactions are used to hedge against currency risks. These transactions relate to currency hedging of significant payment flows in foreign currency from operating activities.

Please see section 4.8 for details of embedded derivative financial instruments.

7.3. OTHER DISCLOSURES – IFRS 7

7.3.1. Disclosures relating to the balance sheet

Disclosures on carrying values

Carrying values of financial instruments grouped by category along the lines of IAS 39 can be compared with the fair values per class of financial assets and liabilities in the following tables.

	Measurement category as per IAS 39	Carrying value 12/31/2007	Balance Sheet Carrying Value as per IAS 39				Carrying value cash reserve	Balance sheet carrying value as per IAS 17	Fair Value 12/31/2007
			Amortised cost	Acquisition cost	Fair value not affecting income	Fair Value affecting income			
		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Assets									
Loans extended	LaR	31.7	31.7	0.0	0.0	0.0	0.0	0.0	31.6
Trade accounts receivable	LaR	121.0	121.0	0.0	0.0	0.0	0.0	0.0	121.0
Other receivables and assets	LaR	13.4	13.4	0.0	0.0	0.0	0.0	0.0	13.4
Time deposits	HtM	249.5	249.5	0.0	0.0	0.0	0.0	0.0	249.5
Securities held short term	AfS	219.9	0.0	0.0	219.9	0.0	0.0	0.0	219.9
Market value of derivative financial instruments	FAHfT	6.7	0.0	0.0	0.0	6.7	0.0	0.0	6.7
Financial assets, which cannot be allocated to any category for the purpose of IAS 39									
Cash and cash equivalents	–	131.4	0.0	0.0	0.0	0.0	131.4	0.0	131.4
Liabilities									
Convertible bond	FLAC	408.5	408.5	0.0	0.0	0.0	0.0	0.0	431.7
Profit participation capital	FLAC	14.7	14.7	0.0	0.0	0.0	0.0	0.0	17.5
Liabilities to banks	FLAC	6.2	6.2	0.0	0.0	0.0	0.0	0.0	6.3
Other liabilities	FLAC	45.7	45.7	0.0	0.0	0.0	0.0	0.0	45.1
Trade accounts payable	FLAC	54.8	54.8	0.0	0.0	0.0	0.0	0.0	54.8
Deferred liabilities	FLAC	15.9	15.9	0.0	0.0	0.0	0.0	0.0	15.9
Market value of derivative financial instruments	FLHfT	0.7	0.0	0.0	0.0	0.7	0.0	0.0	0.7
Financial liabilities, which cannot be allocated to any category for the purpose of IAS 39									
Finance lease liabilities	–	1.1	0.0	0.0	0.0	0.0	0.0	1.1	1.1
Of which aggregated according to measurement categories as per IAS 39:									
Loans and receivables	LaR	166.1	166.1	0.0	0.0	0.0	0.0	0.0	166.0
Held-to-maturity investments	HtM	249.5	249.5	0.0	0.0	0.0	0.0	0.0	249.5
Available-for-sale financial assets	AfS	219.9	0.0	0.0	219.9	0.0	0.0	0.0	219.9
Financial assets held for trading	FAHfT	6.7	0.0	0.0	0.0	6.7	0.0	0.0	6.7
Financial liabilities measured at amortised cost	FLAC	545.8	545.8	0.0	0.0	0.0	0.0	0.0	571.3
Financial liabilities held for trading	FLHfT	0.7	0.0	0.0	0.0	0.7	0.0	0.0	0.7

	Measurement category as per IAS 39	Carrying value 12/31/2006	Balance Sheet Carrying Value as per IAS 39				Carrying value cash reserve	Balance sheet carrying value as per IAS 17	Fair Value 12/31/2006
			Amortised cost	Acquisition cost	Fair value not affecting income	Fair Value affecting income			
		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Assets									
Loans extended	LaR	**24.0**	24.0	0.0	0.0	0.0	0.0	0.0	**24.0**
Trade accounts receivable	LaR	**83.5**	83.5	0.0	0.0	0.0	0.0	0.0	**83.5**
Other receivables and assets	LaR	**3.0**	3.0	0.0	0.0	0.0	0.0	0.0	**3.0**
Time deposits	HtM	**120.9**	120.9	0.0	0.0	0.0	0.0	0.0	**120.9**
Securities held short term	AfS	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**
Market value of derivative financial instruments	FAHfT	**22.2**	0.0	0.0	0.0	22.2	0.0	0.0	**22.2**
Financial assets, which cannot be allocated to any category for the purpose of IAS 39									
Cash and cash equivalents	–	**36.8**	0.0	0.0	0.0	0.0	36.8	0.0	**36.8**
Liabilities									
Profit participation capital	FLAC	**15.1**	15.1	0.0	0.0	0.0	0.0	0.0	**18.3**
Liabilities to banks	FLAC	**12.9**	12.9	0.0	0.0	0.0	0.0	0.0	**13.2**
Other liabilities	FLAC	**11.0**	11.0	0.0	0.0	0.0	0.0	0.0	**11.0**
Trade accounts payable	FLAC	**37.9**	37.9	0.0	0.0	0.0	0.0	0.0	**37.9**
Deferred liabilities	FLAC	**7.3**	7.3	0.0	0.0	0.0	0.0	0.0	**7.3**
Market value of derivative financial instruments	FLHfT	**22.6**	0.0	0.0	0.0	22.6	0.0	0.0	**22.6**
Financial liabilities, which cannot be allocated to any category for the purpose of IAS 39									
Finance lease liabilities	-	**3.5**	0.0	0.0	0.0	0.0	0.0	3.5	**3.5**
Of which aggregated according to measurement categories as per IAS 39:									
Loans and receivables	LaR	**110.5**	110.5	0.0	0.0	0.0	0.0	0.0	**110.5**
Held-to-maturity investments	HtM	**120.9**	120.9	0.0	0.0	0.0	0.0	0.0	**120.9**
Available-for-sale financial assets	AfS	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**
Financial assets held for trading	FAHfT	**22.2**	0.0	0.0	0.0	22.2	0.0	0.0	**22.2**
Financial liabilities measured at amortised cost	FLAC	**84.2**	84.2	0.0	0.0	0.0	0.0	0.0	**87.7**
Financial liabilities held for trading	FLHfT	**22.6**	0.0	0.0	0.0	22.6	0.0	0.0	**22.6**

The following reclassifications are to be noted for a comparison with the balance sheet:

BALANCE SHEET ITEMS	IFRS 7 classification
Other non-current assets	Loans extended
Other financial assets	Time deposits
Cash and cash equivalents	Cash Securities held short term
Non-current financial liabilities Current financial liabilities	Liabilities to banks
Other non-current liabilities Other current liabilities	Other liabilities Deferred liabilities Finance lease liabilities

Not all balance sheet items are financial instruments as defined in IAS 32. For example, fixed assets, inventories, deferred items, warranty obligations, prepayments as well as tax receivables and tax payables do not constitute financial instruments.

In particular, attention is to be drawn to the fact that time deposits with a residual term of less than 90 days are shown in the balance sheet as cash and cash equivalents but are classified as time deposits in accordance with IFRS 7.

Disclosures on security
As of 31 December 2007, the security pool agreement for the financial liabilities of Q-Cells AG to IKB Deutsche Industriebank and other banks was cancelled. Since all security was released, no security has been provided for liabilities and contingent liabilities as of 31 December 2007. However, Q-Cells AG provided a guarantee in the amount of € 30.0 million for a loan to EverQ GmbH to finance its second production line in fiscal 2007.

Disclosures on hybrid financial instruments with embedded derivatives
Addenda to the convertible bond:

The embedded derivatives constitute conditional cancellation rights on the part of Q-Cells International Finance B.V. (issuer), Q-Cells AG and the creditors. Creditors may cancel the convertible bond in the event of a change of control, a merger or non-fulfilment of contractual obligations by the issuer.

From February 2009, Q-Cells International Finance B.V. is entitled to cancel its convertible bond if Q-Cells AG's share price amounts to at least 130.0% of the conversion price on 20 trading days in a period of 30 trading days or the total amount of the outstanding bond falls to 15.0% or less of the original amount.

The values of these embedded cancellation options are interdependent of each other. As a result, the exercise of the creditors' cancellation option leads to the issuer's cancellation option lapsing and vice versa.

7.3.2. Disclosures on the income statement and on shareholders' equity

Disclosures on net profits and net losses

These tables show how net interest income from the subsequent valuation of financial instruments at fair value and from currency translation is assigned to the individual categories of financial instruments for the purposes of IAS 39.

	From interest € million	From subsequent valuation at fair value € million	From currency translation € million	Net income/loss 01/01 – 12/31/2007 € million
Loans and receivables (LaR)	2.3	0.0	-1.2	1.1
Held-to-maturity investments (HtM)	11.8	0.0	0.0	11.8
Available for sale financial assets (AfS)	0.1	0.0	0.0	0.1
Financial instruments held for trading (FAHfT, FLHfT)	0.0	0.0	0.0	0.0
Financial instruments at fair value through profit or loss	0.0	-35.2	0.0	-35.2
Financial liabilities measured at amortised cost (FLAC)	-24.6	0.0	0.0	-24.6
Financial instruments that cannot be allocated to a category for the purposes of IAS 39	3.8	0.0	-0.5	3.3
No financial instruments	0.0	0.0	0.0	0.0
	-6.6	**-35.2**	**-1.7**	**-43.5**

	From interest € million	From subsequent valuation at fair value € million	From currency translation € million	Net income/loss 01/01 – 12/31/2006 € million
Loans and receivables (LaR)	0.6	0.0	-0.4	0.2
Held-to-maturity investments (HtM)	2.6	0.0	0.0	2.6
Available for sale financial assets (AfS)	0.7	0.0	0.0	0.7
Financial instruments held for trading (FAHfT, FLHfT)	0.0	-0.4	0.0	-0.4
Financial instruments at fair value through profit or loss	0.0	0.0	0.0	0.0
Financial liabilities measured at amortised cost (FLAC)	-2.5	0.0	0.4	-2.1
Financial instruments that cannot be allocated to a category for the purposes of IAS 39	0.6	0.0	-1.4	-0.8
No financial instruments	0.0	0.0	0.0	0.0
	2.0	**-0.4**	**-1.4**	**0.2**

Total interest income and total interest expense for financial assets and financial liabilities, which are not categorised as to be measured at fair value through profit or loss, can be derived from the consolidated income statement. No interest income or expenses arises for financial instruments measured at fair value.

7.3.3. Other disclosures

Disclosures on the accounting and measurement policies applied
A financial asset is assigned to the available for sale category in accordance with the definition in IAS 39.9. An original financial asset is only accounted for as an "available for sale financial asset" if it is not categorised as a loan or a receivable, neither as a "held to maturity investment" nor as a "financial asset at fair value through profit or loss". No use is made of the optional assignment of loans and receivables to the available for sale category.

Irrespective of their category, regular way contracts are recorded on the settlement date, i.e. the delivery date. However, this is not the case for derivatives, which are accounted for on the trading date.

An impairment test is carried out for securities categorised as "available for sale" on the balance sheet date. In the event of an objectively established impairment (e.g. in the event of a significant or permanent reduction in fair value), losses from measurement at fair value that were recorded in the revaluation reserve without any impact on profit or loss are transferred from shareholders' equity and recognised in the income statement.

Value adjustments for receivables are not effected via a value adjustment account since an impairment expense was not recorded.

Financial assets in the available for sale category are written down if the fair value falls significantly or permanently below the acquisition cost of the financial instrument.

Disclosure obligations pursuant to IFRS 7.B5 (g):

In fiscal 2007 and in the previous year, the conditions applying to financial assets in the loans and receivables category were amended, so that they were not overdue or written down on the respective balance sheet date. These financial instruments relate to some trade accounts receivable. Furthermore, loans granted to EverQ GmbH by Q-Cells AG had their terms extended at the end of 2006 and beginning of 2007. These financial assets were measured at amortised cost in accordance with IAS 39.46. The carrying values do not differ materially from the present values of the future cash flow because of the minor extension in the term or credit period, which meant that individual value adjustments could be omitted.

Disclosures on fair value
In principle, fair values are calculated using stock exchange prices. If there is not an active market for financial instruments, appropriate measurement methods are used to calculate fair values. For example, these procedures use the most recent transactions between independent counterparties, they compare current market prices for similar financial instruments and include discounted cash flow methods and option pricing models.

As a rule there is no active market for financial instruments that are measured at amortised cost. In the interests of simplicity, it is therefore assumed that for financial receivables and liabilities with a residual term of less than one year that the carrying value is equivalent to the fair value. In the case of non-current financial receivables and liabilities, the fair value is calculated by discounting anticipated cash flows using market rates. In accordance with IAS 39.AG82, Q-Cells applies interest swap rates that reflect the respective residual term of the financial instrument as discounting factors. In addition, account is taken of creditworthiness through the use of company-related creditworthiness spreads.

For financial instruments (derivatives) measured at fair value, the fair values are determined using net present value and option pricing procedures. The market prices and interest rates applicable on the balance sheet date are used for this purpose.

7.3.4. Duty of disclosure regarding risks from financial instruments

The Q-Cells Group is exposed to credit, liquidity and market price risks. Market price risks are divided into exchange rate, interest rate and other price risks.

Credit risk
Credit risk encompasses the risk of non-payment of contractually agreed payments or a reduction in the value of financial instruments based on a deterioration in the counterparty's economic situation. The extent of credit risk from financial assets is reflected in their carrying values without taking account of collateral and other risk reducing agreements and can be inferred from the following table.

The credit risk from derivatives accounted for at fair value in general equates to their positive fair values. Derivatives with negative fair values are not subject to any credit risk.

	31/12/2007 € million	31/12/2006 € million
Loans extended	31.7	24.0
Trade accounts receivable	121.0	83.5
Other receivables and assets	13.4	3.0
Time deposits	249.5	120.9
Current securities	219.9	0.0
Market value of derivative financial instruments	6.7	22.2
Liquid funds	131.4	36.8
	773.6	**290.4**

The risk resulting from receivables is measured and managed by employees in the accounts receivable department working closely with the sales department. Before each contract is concluded, the customer's creditworthiness is analysed and, if necessary, prepayment or documentary credits are agreed. Risk positions are also monitored continuously and incoming payments checked as part of the management of accounts receivable. Credit risk with regard to financial investments and liquid funds is reduced by spreading investments among various banks. A maximum of half the Company's financial investments and cash may be held with one financial institution, for example.

Liquidity risk
Liquidity risk is the risk that the Company will either not be able to fulfil its own payment obligations or not fulfil them in time. Q-Cells AG's financial commitments result from the loans it has raised, for example, and existing liabilities.

The carrying values of all financial liabilities and debts represent the Group's maximum liquidity risk exposure (31 December 2007: € 547.6 million, 31 December 2006: € 110.3 million). The increase in the extent of its liquidity risk is attributable to the issue of the convertible bond in February 2007.

The Treasury department is responsible for ensuring that the Company is able to meet its payment obligations at all times. To calculate the daily liquidity status, it takes account of all anticipated cash flows from all areas of the Company. In addition, the financial controlling department detects cash shortages or cash surpluses through long and medium term planning, allowing the necessary arrangements to be made in good time.

Q-Cells AG holds sufficient reserves to remain flexible. These include existing financial assets such as fixed interest securities, time deposits and near-money market funds, which can be rapidly liquidated, and credit balances with banks. The Company also has unused credit lines (31 December 2007: € 115.8 million, 31 December 2006: € 115.3 million). Furthermore, various sources of finance allow the Company to react appropriately to changes in the business environment.

The following tables (figures in € million) show the breakdown of residual terms for undiscounted financial liabilities including future interest payments on the basis of the agreed due dates.

12/31/2007	Total amount € million	Up to 1 month € million	From 1 to 3 months € million	From 3 to 12 months € million	From 1 to 5 years € million
Convertible bond	526.4	0.0	6.8	0.0	519.6
Profit participation capital	20.7	0.0	0.3	1.1	19.3
Liabilities to banks	6.5	0.1	1.3	3.9	1.2
Other liabilities	47.2	3.4	7.6	20.2	16.0
Trade accounts payable	54.8	51.3	0.3	3.2	0.0
Deferred liabilities	15.9	0.6	4.7	10.6	0.0
Finance lease liabilities	1.1	0.0	0.1	0.5	0.5
	672.6	**55.4**	**21.1**	**39.5**	**556.6**

12/31/2006	Total amount € million	Up to 1 month € million	From 1 to 3 months € million	From 3 to 12 months € million	From 1 to 5 years € million
Profit participation capital	22.1	0.0	0.3	1.1	20.7
Liabilities to banks	13.7	0.2	1.8	5.3	6.4
Other liabilities	11.0	0.3	0.7	10.0	0.0
Trade accounts payable	37.9	35.9	1.2	0.8	0.0
Deferred liabilities	7.3	0.5	1.4	5.4	0.0
Finance lease liabilities	3.8	0.1	0.2	1.0	2.5
	95.8	**37.0**	**5.6**	**23.6**	**29.6**

In addition to the final maturity and residual term analyses for non-derivative liabilities, an analysis of the contractually agreed maturity dates for derivative financial instruments is also carried out.

	Total amount € million	Up to 3 months € million	From 3 to 12 months € million	From 1 to 5 years € million	More than 5 years € million
Negative market values from derivative financial instruments as of 12/31/2007	**0.7**	0.1	0.6	0.0	0.0
Negative market values from derivative financial instruments as of 12/31/2006	**22.6**	0.9	2.7	13.9	5.1

Exchange rate risks

Changes in rates for foreign currencies, particularly the USD, are recorded as exchange rate risks. These arise if the currency of financial instruments or transactions does not correspond to Q-Cells' functional currency (euro).

The exchange rate risk is recorded, managed and controlled by the currency committee. This committee decides which hedging measures should be adopted. Q-Cells AG's fundamental aim is to achieve natural hedging by structuring its purchase and sales contracts accordingly. If the Company has a USD overhang from these contracts, Treasury department will undertake additional hedging transactions such as swaps, options or forward transactions. Controlling will check the plausibility of the USD overhang, calculate the effectiveness of the hedging measures and report the results to management.

The carrying values of the financial assets and liabilities in foreign currencies recorded in the Group represent the risk exposure at the balance sheet date.

The following tables provide an overview of the Q-Cells Group's foreign currency financial instruments (figures in € million) as of 31 December 2007 and 31 December 2006.

12/31/2007	Total amount	Of which: in the following currencies				
	€ million	EUR	USD	NOK	CHF	HKD
Loans extended	**31.7**	31.7	0.0	0.0	0.0	0.0
Trade account receivables	**121.0**	110.8	10.2	0.0	0.0	0.0
Other receivables and assets	**13.4**	13.0	0.0	0.0	0.4	0.0
Time deposits	**249.5**	249.5	0.0	0.0	0.0	0.0
Securities held short term	**219.9**	219.9	0.0	0.0	0.0	0.0
Positive market values from derivative financial instruments	**6.7**	0.4	4.2	2.1	0.0	0.0
Liquid funds	**131.4**	124.1	6.7	0.0	0.4	0.2
Convertible bond	**408.5**	408.5	0.0	0.0	0.0	0.0
Profit participation capital	**14.7**	14.7	0.0	0.0	0.0	0.0
Liabilities to banks	**6.2**	6.2	0.0	0.0	0.0	0.0
Other liabilities	**45.7**	45.5	0.0	0.0	0.2	0.0
Trade accounts payable	**54.8**	52.5	1.9	0.0	0.4	0.0
Deferred liabilities	**15.9**	15.8	0.0	0.0	0.0	0.1
Negative market values from derivative financial instruments	**0.7**	0.0	0.7	0.0	0.0	0.0
Finance lease liabilities	**1.1**	1.1	0.0	0.0	0.0	0.0

12/31/2006	Total amount	Of which: in the following currencies				
	€ million	EUR	USD	NOK	CHF	HKD
Loans extended	**24.0**	23.4	0.6	0.0	0.0	0.0
Trade accounts receivable	**83.5**	74.6	8.9	0.0	0.0	0.0
Other receivables and assets	**3.0**	3.0	0.0	0.0	0.0	0.0
Time deposits	**120.9**	120.9	0.0	0.0	0.0	0.0
Positive market values from derivative financial instruments	**22.2**	0.0	22.2	0.0	0.0	0.0
Liquid funds	**36.8**	31.8	2.9	0.0	2.0	0.1
Profit participation capital	**15.1**	15.1	0.0	0.0	0.0	0.0
Liabilities to banks	**12.9**	12.9	0.0	0.0	0.0	0.0
Other liabilities	**11.0**	11.0	0.0	0.0	0.0	0.0
Trade accounts payable	**37.9**	35.8	2.0	0.1	0.0	0.0
Deferred liabilities	**7.3**	7.3	0.0	0.0	0.0	0.0
Negative market values from derivative financial instruments	**22.6**	0.0	22.6	0.0	0.0	0.0
Finance lease liabilities	**3.5**	3.5	0.0	0.0	0.0	0.0

The following table also shows the exchange rates for the relevant foreign currencies on both balance sheet dates.

CURRENCY	Currency code	Balance sheet rate 12/31/2007	Balance sheet rate 12/31/2006
Chinese renminbi	CNY	10.7524	10.2793
Hong Kong dollar	HKD	11.4800	10.2409
Japanese yen	JPY	164.93	156.93
Norwegian krone	NOK	7.9580	8.2380
Swedish krone	SEK	9.4415	9.0404
Swiss franc	CHF	1.6547	1.6069
US dollar	USD	1.4721	1.3170

The USD is the only foreign currency to pose a significant risk for the Group, which is why financial assets and liabilities in USD are subjected to a sensitivity analysis.

BALANCE SHEET ITEMS	Carrying amount 12/31/2007	Effects of the exchange risk on			
		the profit/loss		shareholders' equity	
	€ million	+10%	-10%	+10%	-10%
Loans extended	31.7	0.0	0.0	0.0	0.0
Trade account receivables	121.0	-1.0	1.0	0.0	0.0
Other receivables and assets	13.4	0.0	0.0	0.0	0.0
Time deposits	249.5	0.0	0.0	0.0	0.0
Securities held short term	219.9	0.0	0.0	0.0	0.0
Market values from derivative financial instruments	6.7	-0.4	0.4	0.0	0.0
Liquid funds	131.4	-0.7	0.7	0.0	0.0
Influence of financial assets before taxes		**-2.1**	**2.1**	**0.0**	**0.0**
Tax rate 33.07%		0.7	-0.7	0.0	0.0
Influence of financial assets after taxes		**-1.4**	**1.4**	**0.0**	**0.0**
Convertible bond	408.5	0.0	0.0	0.0	0.0
Profit participation capital	14.7	0.0	0.0	0.0	0.0
Liabilities to banks	6.2	0.0	0.0	0.0	0.0
Other liabilities	45.7	0.0	0.0	0.0	0.0
Trade accounts payable	54.8	0.2	-0.2	0.0	0.0
Deferred liabilities	15.9	0.0	0.0	0.0	0.0
Market values from derivative financial instruments	0.7	0.1	-0.1	0.0	0.0
Finance lease liabilities	1.1	0.0	0.0	0.0	0.0
Influence of financial liabilities before taxes		**0.3**	**-0.3**	**0.0**	**0.0**
Tax rate 33.07%		-0.1	0.1	0.0	0.0
Influence of financial liabilities after taxes		**0.2**	**-0.2**	**0.0**	**0.0**
Overall effects		**-1.2**	**1.2**	**0.0**	**0.0**

BALANCE SHEET ITEMS	Carrying amount 12/31/2006	Effects of the exchange risk on			
		the profit/loss		shareholders' equity	
	€ million	+10%	-10%	+10%	-10%
Loans extended	24.0	0.0	0.0	0.0	0.0
Trade accounts receivable	83.5	-0.9	0.9	0.0	0.0
Other receivables and assets	3.0	0.0	0.0	0.0	0.0
Time deposits	120.9	0.0	0.0	0.0	0.0
Securities held short term	0.0	0.0	0.0	0.0	0.0
Market values from derivative financial instruments	22.2	-2.2	2.2	0.0	0.0
Liquid funds	36.8	-0.3	0.3	0.0	0.0
Influence of financial assets before taxes		**-3.4**	**3.4**	**0.0**	**0.0**
Tax rate 33.07%		1.1	-1.1	0.0	0.0
Influence of financial assets after taxes		**-2.3**	**2.3**	**0.0**	**0.0**
Profit participation capital	15.1	0.0	0.0	0.0	0.0
Liabilities to banks	12.9	0.0	0.0	0.0	0.0
Other liabilities	11.0	0.0	0.0	0.0	0.0
Trade accounts payable	37.9	0.2	-0.2	0.0	0.0
Deferred liabilities	7.3	0.0	0.0	0.0	0.0
Market values from derivative financial instruments	22.6	2.2	-2.2	0.0	0.0
Finance lease liabilities	3.5	0.0	0.0	0.0	0.0
Effect before taxes		**2.4**	**-2.4**	**0.0**	**0.0**
Tax rate 33.07%		-0.8	0.8	0.0	0.0
Effect after taxes		**1.6**	**-1.6**	**0.0**	**0.0**
		-0.7	**0.7**	**0.0**	**0.0**

Assuming that the exchange of the euro against the USD had weakened or firmed by 10% on 31 December 2007, net income after tax for fiscal 2007 would have been € 1.2 million lower or higher if all other variables had remained constant. If the euro had moved by 10% against the USD on 31 December 2006, post tax profits would have been € 0.7 million higher or lower – assuming all other variables remained constant.

This would have been primarily attributable to translation gains/losses on trade accounts receivable based in USD. Viewed together, the translation gains/losses from positive and negative market values of derivative financial instruments approximately cancel each other out.

Interest rate risks
Changes in the market interest rates on non-current variable rate liabilities reflect the Group's interest rate risk (cash flow risk).

Treasury department monitors the interest rate risk relating to these liabilities very precisely by checking changes in EURIBOR in particular. The Company's future financing is to include variable rate loans and plans are therefore in place to carry out interest rate hedging transactions in future.

The Group's interest rate risk consists of having lent or borrowed funds on a variable rate basis. The risk exposure as of 31 December 2007 and 31 December 2006 is shown in the following table.

	Carrying amount 12/31/2007 € million	Of which: variable interest rate € million	Carrying amount 12/31/2006 € million	Of which: variable interest rate € million
Loans extended	**31.7**	0.0	**24.0**	13.8
Liabilities to banks	**6.2**	5.6	**12.9**	10.4
Other liabilities	**45.7**	0.0	**11.0**	1.0

Interest rate risk exposure on both balance sheet dates is of minor significance. As of 31 December 2006, the risk for variable interest financial assets and liabilities is approximately balanced. There is no material risk based on interest rate fluctuations, which will change the fair value of a (fixed rate) financial instrument, either. There were no interest rate derivatives on the balance sheet dates 31 December 2007 and 31 December 2006. There is no significant interest rate risk for "available for sale" securities (31 December 2007: € 219.9 million, 31 December 2006: € 0.0 million). The securities are subject to a very low interest rate risk, since the current money market interest rate is guaranteed for these securities.

Other price risks
The REC put options (see section 4.8) are subject to a significant share price risk. Since the fair value of these option based derivatives is heavily dependent on the performance of REC shares, the Group regularly monitors the price.

EFFECTIVE DATE	Share price
02/05/2007	NOK 149.5
12/31/2007	NOK 276.0

A sensitivity analysis was carried out to measure the share price risk on the balance sheet date 31 December 2007, which assumed a fall or rise in the share price of 25.0%. This equates more or less to the anticipated volatility in the share price within a quarter.

	+25%	-25%
REC share price (NOK)	345	207
Notional fair value of the options 12/31/2007 (€ million)	1.0	6.0
Actual fair value of the options 12/31/2007 (€ million)	2.0	2.0
Increase/decrease in the value of the options 12/31/2007 (€ million)	-1.0	4.0
Trade tax 9.09%	0.1	-0.4
Profit/loss after tax (€ million)	-0.9	3.6

Assuming that the REC share price had firmed or weakened by 25.0% on 31 December 2007, the net income after tax for fiscal 2007 would have been € 0.9 million lower or € 3.6 million higher if all other variables had remained constant.

7.4. CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Shares in associated companies and joint ventures
Please refer to section 4.4 with respect to contingent liabilities and other financial commitments in connection with shares in associated companies and joint ventures.

Purchase commitments
In order to secure supply, Q-Cells AG has strengthened the area of wafer purchasing and is now also addressing intensively the up-stream links in the value-added chain.

Commitments to suppliers for purchasing wafers and silicon for 2008 to 2018 exist in the amount of € 6,969.3 million (31 December 2006: € 2,194.5 million), of which € 531.9 million applies to 2008.

The purchase commitments to suppliers resulting from these measures to secure supplies lead to price and sales risks. We mitigate these risks to a large extent by matching commitments from purchase contracts with those from sales contracts.

Order commitments
Order commitments for property, plant and equipment as of 31 December 2007 amounted to € 75.4 million (31 December 2006: € 140.6 million).

Licensing agreement and cooperation agreement
License fees of € 0.1 million are payable up to 2009 for a subsidiary's license agreements.

Another subsidiary has non-current obligations under a cooperation agreement of € 0.4 million, of which € 0.1 million is due in 2008.

Operating leases
As of the balance sheet date, a number of lease agreements for plant and office equipment are in operation; these take the form of operating leases. Lease agreements have been concluded for a period of 36 to 60 months and do not contain specific extension or purchase options. Monthly lease rates are recorded on a straight-line basis as expense in the income statement. As of 31 December 2007, lease payments totalling € 3.2 million (31 December 2006: € 0.2 million) are still outstanding; of this figure € 1.2 million is due in up to a year and € 2.0 million is due in one to five years. In fiscal 2007, lease expenses amounted to € 0.7 million.

In addition, there are longer-term tenancy agreements for office space totalling € 0.7 million (31 December 2006: € 0.6 million) in place as of 31 December 2007; of this figure € 0.2 million is due in up to a year and € 0.5 million is due in one to five years.

Warranties
Q-Cells AG provides warranties for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that the cells they deliver achieve at least 90% of nominal performance for ten years. Furthermore, Q-Cells guarantees performance of at least 80% of the contractually agreed minimum performance for solar modules for a period of twenty years from the date shipped from the factory and of at least 90% for a period of ten years from the date shipped from the factory. There have been no noteworthy complaints to date.

7.5. FINANCIAL RISKS

Security policy
Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk
Appropriate financial planning instruments are utilised to control our future liquidity position. We do not foresee any liquidity bottlenecks according to current planning.

As of the balance sheet date, credit lines amounting to € 158.5 million (previous year: € 156.0 million) were available as either current account overdrafts or guarantee credits/letters of credit (taken up as of 31 December 2007: € 42.7 million (previous year: € 40.7 million) as guarantee credits/letters of credit).

Currency risk
Currency risks arise for Q-Cells primarily due to the fact that purchases are made in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk
The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon following the balance sheet date and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Please refer to section 4.15. for information on liabilities to banks (non-current financial liabilities) and section 4.20. (current financial liabilities).

Credit risks
There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures.

Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

Risks related to the receipt of investment grants and subsidies
The companies receive investment grants and subsidies in connection with creating and expanding capacity. Notifications issued regarding the approval of investment subsidies total approximately € 51.9 million, of which € 29.8 million was paid out up to 31 December 2007. Payment of these funds is always contingent on the availability of such resources (EU, Federal government or the State of Saxony-Anhalt) and their allocation in the budget (Federal government, State of Saxony-Anhalt). Due to this reservation there is a risk of delayed payment or non-payment of the remaining amount outstanding.

These grants and subsidies depend on adherence to certain specifications and conditions that may in part be spread over a period of several years in future. In the event that these conditions are not met, Q-Cells AG may be subject to an obligation to return the grants and subsidies received in part or in whole; this would have an adverse effect on the Company's financial situation.

7.6. RELATED PARTY DISCLOSURES

7.6.1. Related party transactions

Related parties in the case of Q-Cells AG include members of the Executive and Supervisory Boards, including family members as well as companies on which Executive and Supervisory Board members and their immediate family members are in a position to exercise significant influence.

Business relationships with related parties during fiscal 2007 are presented below.

7.6.2. Remuneration of members of the Supervisory and Executive Boards

Please refer to section 7.9. in this regard.

7.6.3. Transactions with affiliated companies

Please refer to section 2.1. in regard to disclosures on associated companies.

7.6.4. Transactions with joint ventures

Please refer to section 4.4. in regard to disclosures on joint ventures.

EverQ GmbH
Q-Cells AG holds a 33.33% share in EverQ GmbH, Bitterfeld-Wolfen OT Thalheim ("EverQ"), as of 31 December 2007.

The other shares in EverQ GmbH are held by Renewable Energy Corporation ASA, Høvik/Norway ("REC") (33.33%) and Evergreen Solar Inc., Marlboro/USA (33.33%).

Mr. C. Anton Milner, Chairman of the Executive Board of Q-Cells AG is on the company's Supervisory Board. There was no remuneration.

A license and technology transfer agreement was concluded between Q-Cells AG and EverQ GmbH in January of 2005.

As of 31 December 2007, balances of € 30.0 million (31 December 2006: € 23.0 million) from loans and € 9.8 million (31 December 2006: € 1.8 million) from goods and services are receivable from EverQ GmbH. There were trade accounts payable as of 31 December 2007 of € 1.1 million (31 December 2006: € 0.0 million). Deliveries of raw materials worth € 26.3 million were made to EverQ GmbH in fiscal 2007. In return EverQ GmbH supplied raw materials worth € 3.8 million to Q-Cells AG. In fiscal 2007, interest income amounted to € 1.7 million (previous year: € 0.5 million) and income from services to € 0.6 million (previous year: € 0.6 million). EverQ GmbH paid guarantee fees of € 0.1 million as part of the guarantee given by Q-Cells AG (see section 4.5.).

Solibro GmbH
As of 31 December 2007, Q-Cells AG holds a stake of 67.50% (31 December 2006: 0.00%) in Solibro GmbH, Bitterfeld-Wolfen OT Thalheim ("Solibro GmbH").

Mr. C. Anton Milner (CEO of Q-Cells AG) is Chairman of the Advisory Committee at Solibro GmbH. Dr. Hartmut Schüning (CFO of Q-Cells AG) was a member of the Advisory Committee of Solibro GmbH until 31 December 2007.

Claims against Solibro GmbH as of 31 December 2007 were € 0.1 million (31 December 2006: € 0.0 million). In fiscal 2007, other income amounted to € 0.4 million (previous year: € 0.0 million).

Within the framework of a letter of comfort provided to a supplier of a pressure generation system Q-Cells AG has issued an undertaking to Solibro GmbH that it will be responsible for all legally binding obligations to pay the purchase price of € 0.2 million if Solibro should be liquidated or an application for insolvency made against the assets of Solibro GmbH or Solibro GmbH's shareholder structure changed significantly.

7.6.5. Transactions with associated companies

Please refer to section 4.4. in regard to disclosures on associated companies.

CSG Solar AG
Q-Cells AG holds a 21.71% share in CSG Solar AG, Bitterfeld-Wolfen OT Thalheim ("CSG Solar AG") as of 31 December 2007 (31 December 2006: 21.71%). Two members of the Q-Cells AG Executive Board also had or have holdings in the company:

Mr. C. Anton Milner, CEO, via Milner Vermögensverwaltung 0.95% (31 December 2006: 0.95%), and Mr Thomas Schmidt, COO until 30 September 2007, 0.06% (31 December 2006: 0.06%).

Dr. Thomas van Aubel (Chairman of the Supervisory Board of Q-Cells AG) is also Chairman of the Supervisory Board of CSG Solar AG. Additional members of the Supervisory Board of CSG Solar AG include Mr C. Anton Milner (CEO of Q-Cells AG) and Dr. Dinnies-Johannes von der Osten, Mr Marcel Brenninkmeijer and Dr. Christian Reitberger (members of the Q-Cells AG Supervisory Board).

The following also hold interests in CSG Solar AG: Renewable Energy Corporation AS, Høvik/Norway ("REC") (21.71%), APAX Europe V-A L.P (21.71%), Good Energies Investments B.V., Amsterdam/the Netherlands (15.60%), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ("IBG") (5.07%), and Dr. van Aubel via TVVG Solarbeteiligungen GmbH (1.03%).

Receivables from CSG Solar AG as of 31 December 2007 were € 0.1 million (31 December 2006: € 0.0 million). In fiscal 2007, other income amounted to € 0.1 million (previous year: € 0.0 million) and interest income to € 0.1 million (previous year: € 0.0 million). Please refer to section 4.4. with regard to the convertible bond issued by CSG Solar AG and to which Q-Cells AG subscribed.

Solaria Corporation
Q-Cells AG holds a share of 31.40% in Solaria Corporation, Fremont, California/USA as of 31 December 2007 (31 December 2006: 12.39%).

Mr C. Anton Milner (CEO of Q-Cells AG) is a member of Solaria's Supervisory Board.

As of 31 December 2007, claims of € 0.8 million (31 December 2006 € 0.0 million) existed against Solaria. In fiscal 2007, income from cell deliveries amounted to € 1.2 million (previous year: € 0.0 million).

7.6.6. Transactions with suppliers, customers and consultants

REC Group
In fiscal 2007, Q-Cells AG acquired 17.9% of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik/Norway, from GEI. As of 31 December 2007, the stake in REC amounts to 17.18% (please refer to section 4.4. for details of the disposal of shares). As a result, Q-Cells AG invested in the world's largest manufacturer of poly-crystalline silicon and of silicon wafers for solar cell production and one of the world's leading photovoltaics companies. REC has been a long-term, strategically important partner of Q-Cells since the Company started production and is thus one of its most important suppliers.

Marcel Brenninkmeijer, Supervisory Board member of Q-Cells AG, is the president and delegate of the Supervisory Board of Good Energies AG, Basel/Switzerland. Good Energies AG are investment advisors of Good Energies Investments B.V., Amsterdam, the Netherlands ("GEI"). Mr Brenninkmeijer has an indirect minority interest in GEI. Mr Brenninkmeijer is a member of the REC Supervisory Board.

GEI in turn has a holding in Q-Cells AG.

REC became an investor as third partner in EverQ GmbH on 25 November 2005. As of 31 December 2007, REC's share in EverQ GmbH amounts to 33.33% (31 December 2006: 33.33%).

Q-Cells AG has the following customer and supplier relationships with REC and its subsidiaries REC ScanModule AB, Glava/Sweden ("ScanModule"), REC ScanCell AS, Narvik/Norway ("ScanCell"), and REC ScanWafer AS, Porsgrunn/Norway ("ScanWafer"):

During fiscal 2007 deliveries of solar cells to ScanModule were € 1.2 million (previous year: € 5.9 million). As of 31 December 2007, trade accounts receivable amounted to € 0.1 million (31 December 2006: € 1.0 million).

ScanWafer is an important supplier for Q-Cells AG. Long-term wafer supply agreements are in effect, totalling € 200.3 million in fiscal 2007 (previous year: € 91.7 million). As of 31 December 2007, liabilities to ScanWafer in the amount of € 7.9 million (31 December 2006: € 12.3 million) were in existence.

In fiscal 2007, other income with ScanCell amounted to € 0.1 million (previous year: € 0.0 million) and other expenses to € 0.2 million (previous year: € 0.0 million)

Immo Ströher
Immo Ströher, a member of Q-Cells AG's Supervisory Board until 14 June 2007, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG"), where he was Chairman of the Supervisory Board until August 2006. Mr Ströher holds shares in Immosolar GmbH für Energiemanagement, Mörfelden ("Immosolar"). Immosolar holds significant holding in Solon AG with its subsidiaries Solon Nord GmbH, Greifswald ("Solon Nord"), Solon Photovoltaik GmbH, Berlin ("Solon PV") and Solon Hilber Technologie GmbH, Steinach am Brenner/Austria ("Solon Hilber").

Moreover, Immo Ströher has holdings in Q-Cells AG via Ströher Finanzholding AG, Zug/Switzerland, which was merged in June 2007 with Rivendell Holding AG, Zug/Switzerland.

In the past fiscal year, Q-Cells AG has generated sales revenues totalling € 81.5 million (previous year: € 68.2 million) with Solon Nord, Solon PV and Solon Hilber. Purchasing volume with the companies amounted to € 1.0 million (previous year: € 4.7 million). As of 31 December 2007, Q-Cells had claims against the companies of € 16.9 million (31 December 2006: € 11.9 million) and owed them € 0.0 million (31 December 2006: € 0.1 million).

Solon AG granted Q-Cells AG a loan of € 5.0 million in fiscal 2005. Interest was charged on the loan at EURIBOR plus 1.5% p. a. and it was repaid in 15 monthly instalments from 1 January 2006. The loan was repaid in full and on schedule in fiscal 2007. As of 31 December 2007, Q-Cells AG has accounts receivable outstanding against Solon AG of € 0.7 million and accounts payable of € 0.1 million. In fiscal 2007, income from cell deliveries amounted to € 0.6 million (previous year: € 0.0 million) and other expenses to € 0.1 million (previous year: € 0.0 million).

Legal advice from law firm Van Aubel

Dr. Thomas van Aubel is the Chairman of Q-Cells AG's Supervisory Board. He and related parties are shareholders in Q-Cells AG via TVVG Solarbeteiligungen GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. He advises Q-Cells AG in legal matters as partner in the legal offices of VAN AUBEL Rechtsanwälte (Solicitors), Berlin.

As of 31 December 2007, liabilities to VAN AUBEL Rechtsanwälte amounted to € 0.3 million (31 December 2006: € 0.2 million). In fiscal 2007, legal costs of € 0.7 million were incurred with the legal offices of van Aubel Rechtsanwälte (previous year: € 0.6 million).

7.6.7. Services from a company that is a related party of a member of the Executive Board

A business relationship exists with regard to services of a company that belongs to a related individual of a member of the Executive Board. This company rendered services to the Q-Cells Group during fiscal 2007 amounting to € 4.4 million (previous year: € 3.2 million). As of 31 December 2007, liabilities from this business relationship in the amounted to € 0.8 million (31 December 2006: € 0.4 million).

7.6.8. Other

Please refer to section 4.4. for details of the purchase of REC shares from Good Energy Investments B.V., Amsterdam/ the Netherlands (GEI). There were no other business relationships with GEI in fiscal 2007.

In fiscal 2007, GEI held investments in Changzhou Trina Solar Energy Ltd., Changzhou/China (Trina), and in Norsun AS, Ardal/Norway (Norsun).

Income from cell deliveries involving Trina amounted to € 11.3 million in fiscal 2007 (previous year: € 0.0 million). In fiscal 2007, Trina supplied raw materials worth € 7.1 million (previous year: € 0.0 million) to Q-Cells AG. As in the previous years, there were no receivables or liabilities outstanding at the balance sheet date.

Income from deliveries of raw materials to Norsun amounted to € 0.3 million in fiscal 2007 (previous year: € 0.0 million). In fiscal 2007, Norsun supplied raw materials totalling € 0.6 million to Q-Cells AG (previous year: € 0.0 million). As of 31 December 2007, Q-Cells posted liabilities of € 0.1 million (31 December 2006: € 0.0 million) to Norsun.

7.7. AUDIT FEES

The fees recorded as expense for the external audit of the consolidated financial statements by KPMG Deutsche Treuhand-Gesellschaft amounted to € 0.3 million in fiscal 2007 (previous year: € 0.2 million), as well as € 0.1 million for other services (previous year: € 0.1 million).

7.8. EMPLOYEES

During the year on average, excluding the Executive Board, 1,346 (previous year: 841) individuals were employed of whom 833 (previous year: 538) were in the production area and 513 (previous year: 303) engaged in commercial/ technological activities. As in the previous year, the Executive Board of Q-Cells AG is composed of four members. On average 56 trainees were employed at Q-Cells AG (previous year: 31) as well as 20 (previous year: 15) interns and working students.

7.9. REMUNERATION OF GOVERNING BODIES

Remuneration of the Executive Board during fiscal 2007 was as follows:

EXECUTIVE BOARD	Fixed remuneration 2007 € '000	Variable remuneration 2007 € '000	ESOP programs (4.12.)	Expense in 2007 € '000	Total € '000	Stock options granted 2007	
						Number No.	Fair value € '000
C. Anton Milner	260.8	313.3		0.0	574.1	0	0.0
Thomas Schmidt	112.9	140.6	I; II; IId	77.9	331.4	0	0.0
Gerhard Rauter	65.7	71.5	IIIa	132.4	269.6	50,000	1,145.0
Dr. Hartmut Schüning	171.3	205.3	I; II	73.2	449.8	0	0.0
Dr. Florian Holzapfel	125.4	138.5	IIb; IIe	193.8	457.7	25,000	287.5
Total 2007	**736.1**	**869.2**		**477.3**	**2,082.6**	**75,000**	**1,432.5**

EXECUTIVE BOARD	Fixed remuneration 2006 € '000	Variable remuneration 2006 € '000	ESOP programs (4.12.)	Expense in 2006 € '000	Total € '000	Stock options granted 2006	
						Number No.	Fair value € '000
C. Anton Milner	155.5	146.3		0.0	301.8	0	0.0
Reiner Lemoine	180.0	101.0		0.0	281.0	0	0.0
Thomas Schmidt	162.5	134.6	I; II	177.7	474.8	0	0.0
Dr. Hartmut Schüning	161.1	131.6	I; II	178.7	471.4	0	0.0
Dr. Florian Holzapfel	8.3	9.0	IIb	4.2	21.5	0	0.0
Total 2006	**667.4**	**522.5**		**360.6**	**1,550.5**	**0**	**0.0**

Remuneration of the Supervisory Board during fiscal 2007 was as follows:

SUPERVISORY BOARD	Fixed remuneration € '000	Variable remuneration € '000	Fixed and variable remuneration Committee € '000	Total € '000
Dr. Thomas van Aubel	30.0	40.0	33.6	103.6
Dr. Dinnies-Johannes von der Osten	22.5	30.0	17.5	70.0
Marcel Brenninkmeijer	15.0	20.0	21.1	56.1
Dr. Christian Reitberger	15.0	20.0	21.1	56.1
Immo Ströher	7.5	10.0	0.0	17.5
Richard Kauffman	8.7	11.7	3.6	24.0
Frauke Vogler	15.0	20.0	17.5	52.5
Uwe Schmorl	15.0	20.0	0.0	35.0
Constanze Schmidt	15.0	20.0	0.0	35.0
Hartmut Karcher	15.0	20.0	0.0	35.0
Total 2007	**158.7**	**211.7**	**114.4**	**484.8**
Total 2006	**157.5**	**182.7**	**89.1**	**385.6**

In the previous year a waiver of Supervisory Board remuneration amounting to € 43.7 thousand was recorded.

The fixed and variable remuneration for the Executive and Supervisory Boards as well as the fixed and variable committee remuneration for the Supervisory Board relate to the current components of governing bodies' remuneration.

7.10. MEMBERS OF THE GOVERNING BODIES

The following acted as **members of the Executive Board** in 2007:

		Additional mandates
C. Anton Milner (Chairman of the Board, CEO)	Engineer (Chemistry)/MBA, Berlin	Member of the Supervisory Board or Advisory Committee at: • CSG Solar AG, Bitterfeld-Wolfen OT Thalheim • EverQ GmbH, Bitterfeld-Wolfen OT Thalheim • The Solaria Corporation, Fremont, California/USA • Calyxo GmbH, Bitterfeld-Wolfen OT Thalheim • Brilliant 234. GmbH, Bitterfeld-Wolfen OT Thalheim • Solibro GmbH, Bitterfeld-Wolfen OT Thalheim
Thomas Schmidt (COO, until 09/30/2007)	Communications Technician, Potsdam	• Brilliant 234. GmbH, Bitterfeld-Wolfen OT Thalheim
Gerhard Rauter (COO, from 10/01/2007)	Industrial Engineer, Dresden	Member of the Supervisory Board or Advisory Committee at: • Süss Micro Tec AG, Munich • Calyxo GmbH, Bitterfeld-Wolfen OT Thalheim • Brilliant 234. GmbH, Bitterfeld-Wolfen OT Thalheim
Dr. Hartmut Schüning (CFO)	(CFO), Graduate in Business Studies, Dr. rer. pol., Hamburg	Member of the Supervisory Board or Advisory Committee at: • Calyxo GmbH, Bitterfeld-Wolfen OT Thalheim • Brilliant 234. GmbH, Bitterfeld-Wolfen OT Thalheim • EverQ GmbH, Bitterfeld-Wolfen OT Thalheim (from 11.2007) • Ecolutions GmbH & Co. KGaA, Frankfurt am Main (from 08.2007) • Solibro GmbH, Bitterfeld-Wolfen OT Thalheim (until 12/31/2007)
Dr. Florian Holzapfel (CTO)	Industrial Engineer, Dr. rer. pol., Leipzig	Member of the Supervisory Board or Advisory Committee at: • Calyxo GmbH, Bitterfeld-Wolfen OT Thalheim • Brilliant 234. GmbH, Bitterfeld-Wolfen OT Thalheim • Rubin 46. AG, Berlin (from 07.2007)

The following acted as **members of the Supervisory Board** in fiscal 2007:

		Additional mandates
Dr. Thomas van Aubel (Chairman of the Supervisory Board)	Attorney at law VAN AUBEL Rechtsanwälte, Berlin	• CSG Solar AG, Bitterfeld-Wolfen OT Thalheim • Griffinwood Silicon AG, Berlin • Rubin 33. AG, Berlin • JPK Instruments AG, Berlin (from 10/24/2007)
Dr. Dinnies Johannes von der Osten (Vice Chairman of the Supervisory Board)	Managing Director and Partner Acceres Beteiligungsmanagement GmbH & Co. KG	• CSG Solar AG, Bitterfeld-Wolfen OT Thalheim • Codixx AG, Magdeburg • ProBioGen AG, Berlin • Probiodrug AG, Halle • Curacyte AG, Munich • Product Value System AG, Magdeburg
Marcel Brenninkmeijer	President and delegate of the Supervisory Board of Good Energies AG, Basel/Switzerland,	• CSG Solar AG, Bitterfeld-Wolfen OT Thalheim • Renewable Energy Corporation ASA, Høvik/Norway
Dr. Christian Reitberger	Physicist, Partner in APAX Partners Beteiligungsberatung GmbH, Berg	• CSG Solar AG, Bitterfeld-Wolfen OT Thalheim • Elliptec Resonant Actuator AG, Dortmund • NXP Semiconductors BV, Eindhoven/Netherlands
Immo Ströher (until 06/14/2007)	Entrepreneur and investor in the field of renewable energies, Darmstadt	
Richard Kauffman (from 06/14/2007)	CEO of Good Energies Inc.	
Frauke Vogler	Attorney at law, tax advisor, Berlin	
Uwe Schmorl (Employee representative)	Production Manager, Bitterfeld-Wolfen	
Constanze Schmidt (Employee representative)	Graduate in Business Studies, Bitterfeld-Wolfen	
Hartmut Karcher (Employee representative)	Operator, Sandersdorf	

7.11. DECLARATION ON THE GERMAN CORPORATE GOVERNANCE CODE

The declaration required under Section 161 of the AktG (German Corporation Act) on the German Corporate Governance Code was submitted and may be viewed by shareholders on the Internet (www.q-cells.de).

7.12. EVENTS AFTER THE BALANCE SHEET DATE

Please refer to section 2.1. with regard to the capital increase at VHF Technologies, which took place in January 2008, and the resultant decrease in the minority interests reported.

Please refer to section 4.4. with regard to the capital increase at CSG Solar AG, which was resolved and carried out in January 2008 but has led to no change in Q-Cells' stake.

On 19 February 2008, Q-Cells took a further important step in the internationalisation of its activities in agreeing the construction of a production plant in Malaysia with the local authorities. The agreed location for the new factory – which will be Q-Cells' seventh production line and its first outside Germany – will be the Selangor Business Park close to the capital Kuala Lumpur.

A production line for polycrystalline solar cells with a production capacity of 160 MWp will be constructed in the first stage of development. Production is to start in the end of first quarter of 2009.

7.13. RELEASE FOR PUBLICATION

Q-Cells AG's Executive Board released the present consolidated financial statements according to IFRS for forwarding to the Supervisory Board on 11 March 2008. The Supervisory Board's task is to review the consolidated financial statements and to declare whether it ratifies said statements.

Bitterfeld-Wolfen OT Thalheim, 11 March 2008

Q-Cells AG's Executive Board

Anton Milner	**Dr. Florian Holzapfel**	**Gerhard Rauter**	**Dr. rer. pol. Hartmut Schüning**
CEO	CTO	COO	CFO

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the Q-Cells AG, Bitterfeld-Wolfen, OT Thalheim, comprising the balance sheet, the income statement, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Leipzig, 11 March 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers
Wirtschaftsprüfer

Daut
Wirtschaftsprüfer

FINANCIAL CALENDAR 2008

14 May	Publication of the First Quarter Report as at 31 March 2008
26 June	Annual General Meeting
13 August	Publication of the Second Quarter Report as at 30 June 2008
13 November	Publication of the Third Quarter Report as at 30 September 2008

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 99-10 101
FAX + 49 (0)3494 66 99-10 000
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 99-10 121
FAX + 49 (0)3494 66 99-10 000
MAIL presse@q-cells.com

Concept and design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
27 March 2008

Production
This Annual Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emisssions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

Q-CELLS AG

OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany
TEL +49 (0) 3494 66 99-0
FAX +49 (0) 3494 66 99-199
MAIL q-cells@q-cells.com
WEB www.q-cells.com

END